SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as at

December 31, 2018 and 2017

2018 Financial Statements Table of Contents

Independent Auditor’s Report		F-3
Management Report		F-9
Statement of Financial Position		F-56
Income Statements		F-58
Statements of Comprehensive Income		F-59
Statements of Changes in Equity		F-60
Statements of Cash Flows		F-61
Statements of Value Added		F-63
Notes to the Financial Statements		F-64
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk management
6.	Key accounting estimates and judgments
7.	Cash and cash equivalents
8.	Restricted cash
9.	Trade receivables
10.	Related-party balances and transactions
11.	Water National Agency - ANA
12.	Investments
13.	Investment properties
14.	Contract asset
15.	Intangible assets
16.	Property, plant and equipment
17.	Borrowings and financing
18.	Taxes and contributions
19.	Deferred taxes and contributions
20.	Provisions
21.	Employees benefits
22.	Services payable
23.	Knowledge Retention Program
24.	Equity
25.	Earnings per share
26.	Business segment information
27.	Insurance
28.	Operating income
29.	Operating costs and expenses
30.	Financial income and expenses
31.	Other operating income (expenses), net
32.	Commitments
33.	Supplemental cash flow information
34.	Events after the reporting period
Executive Officers’ Statement		F-187
Fiscal Council’s Report		F-189
Audit Committee’s Summarized Annual Report		F-190

Independent Auditor’s Report in the Financial Statements

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo – SP

Opinion

We have audited the financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“the Company”), which comprise the statement of financial position as at December 31, 2018  the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Companhia de Saneamento Básico do Estado de São Paulo - SABESP as at December 31, 2018, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Agreement with the municipality of Guarulhos

See Notes 3.4, 6 (a) and 9 of the financial statements.

On December 12, 2018, the State of São Paulo, the city of Guarulhos and SABESP, with the intermediation of SAAE, entered into a Contract for the Provision of Water Supply and Sanitary Sewage Public Services in the Municipality of Guarulhos, under which the States of São Paulo and Guarulhos assured SABESP the right to explore the provision of such Services for a period of 40 years.

The measurement, accounting recognition and negotiation of the transaction that occurred through the exchange of accounts receivable originated from transactions occurred in previous years for the concession of the right to operate the public sanitation services of the Municipality of Guarulhos and disclosures related to said concession require Company’s judgment in the analysis of the adequacy of these criteria in relation to the following accounting standards: ICPC 01 (R1) / IFRIC 12 – Concession Contracts, OCPC 05 – Concession Contracts, CPC 04 (R1) / IAS 38 – Intangible Assets and CPC 46 / IFRS 13 – Fair Value Measurement. Due to the relevance of the accounting effects arising from such agreement with the municipality of Guarulhos, we consider this matter material for our audit.

How our audit addressed this matter

Our audit procedures included the understanding and assessment of the design, implementation, and operational effectiveness of controls related to the accounting of new agreements entered into with municipalities whose revenue was obtained through wholesales.

We analyzed the contract, read and understood the terms of the agreement with the municipality of Guarulhos. We reconciled the values and documents informed in the term with the respective support documentation. We obtained the memorandum on the accounting treatment adopted by Management and made our review in light of the respective accounting standards.

Moreover, we analyzed the accounting records of accounts receivable prior to the signing of the agreement and performed procedures to evaluate the recoverability of this balance. We have also evaluated the disclosures made.

As a result of evidence from the procedures summarized above, we consider the balances recorded according to the municipality of Guarulhos and related disclosures, in the context of financial statements taken as a whole for the year ended December 31, 2018 as acceptable.

Intangible assets

See Notes 3.8, 6 (b), 14 and 15 of financial statements.

During the year 2018, the Company invested R$ 4,333,672 thousand in infrastructure that comprise the basis of concession contracts and intangible assets. There are several types of transactions that affect the caption intangible assets, such as the signing of new concession contracts, municipalities where the Company has ceased operating or is not operating temporarily, evaluation of the framework of existing contracts in the accounting standard regarding concessions, additions of new infrastructures, depreciation of assets and evaluation of the construction margin comprising the balance of infrastructure built.

Due to the importance of the balances recorded under this caption, the potential financial impact arising from the signing or breaching of existing concession contracts, construction of new infrastructures and amortization of current balances, we consider this matter material for our audit.

How our audit addressed this matter

We have evaluated the design, implementation and effectiveness of existing key internal controls related to new infrastructure additions, amortization of intangible assets, administration and management of new and current concession contracts, as well as the analysis of the construction margin used by the Company to check the balances recognized as intangible assets.

As a result of evaluating the design and effectiveness of internal controls, we planned additional procedures, when applicable, to mitigate any identified risks.

We recalculated the amortization recognized during the year 2018 and compared them with the balances recorded, evaluated the transfer of assets under construction classified as contract assets for operation, we analysed the rates and performed procedures to recalculate the interest captalized, performed procedures to recalculate the construction margin and prepared a technical evaluation to conclude on the compliance of the concession contracts with the respective accounting standard.

We have evaluated the disclosures made in explanatory notes regarding the requirements described in the accounting standards relevant to this matter.

Based on the result of the procedures summarized above, we consider the balances of intangible assets and related disclosures as acceptable in the context of the financial statements taken as a whole are acceptable.

Valuation of provisions for environmental contingencies

See Notes 3.15, 6 (e) and 20 of financial statements

The Company is a defendant in tax, environmental, labor and civil administrative proceedings and lawsuits, arising from ordinary course of its activities. The environmental lawsuits are related to fines imposed by public and competent bodies on potential environmental damages caused by the Company in the Municipalities where Sabesp operates. Management, with the support and evaluation of its internal and external legal advisors, determines the likelihood of loss and the amounts involved for each lawsuit and records a provision when the criteria for recognition are met, disclosing those assessed as a possible risk (contingent liabilities).

The likelihood of loss and the estimate of the amounts involved in legal and administrative proceedings involve the use of judgment by management and its legal advisors, expert evaluations, possible changes in case law and other subjective aspects. Thus, we consider this matter material for our audit.

How our audit addressed this matter

We evaluate the design, implementation and effectiveness of existing key internal controls related to the determination of estimates to record a provision or disclose the amounts in accordance with the expected loss on litigation and how to ensure the completeness and updating of the likelihood of loss by the Company.

We requested the Company’s legal advisors to confirm all the lawsuits, their respective assessment of risks and amounts for all proceedings in the administrative or judicial sphere.

We obtained a sample of environmental lawsuits and involved our legal experts to evaluate the assumptions used by the Company in determining the likelihood of loss and estimated the observing the merits of the lawsuits, similar judgments, recently published information and updates regarding the progress of the lawsuits.

We have assessed the amount of the provision and the disclosures made in the explanatory notes regarding the requirements described in the accounting standards relevant to this matter.

Based on the aforementioned procedures performed and on the results obtained, we consider that the estimates prepared by Management regarding the provisions for environmental contingencies and the related disclosures in the context of the financial statements taken as a whole are acceptable.

Other matters

Statements of value added

The statements of value added (DVA) for the year ended December 31, 2018, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements.  In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall financial statements.

Other information accompanying the financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 28, 2019.

KPMG Auditores Independentes

CRC 2SP014428/O-6

Marcio Serpejante Peppe

Contador CRC 1SP233011/O-8

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Management Report 2018

MESSAGE FROM THE CEO

MAKING PROGRESS IN IMPROVING THE QUALITY OF OUR WATER

The coming into operation in 2018 of the São Lourenço Production System and the interconnection between the Paraíba do Sul Basin and the Cantareira System marked the conclusion of an important chapter among the measures employed to increase water security in the São Paulo Metropolitan Region (SPMR).

However, the low rainfall registered in the SPMR in 2018, particularly between the months of April and August, when the level of rainfall was below the historical average, reminded us of the climate threat that we are subject to. Luckily, we got through this period without any problems as a result of the legacy left over from the 2014-2015 crisis: the more robust infrastructure, the fact that our professionals are more experienced and better prepared to cope with adversities, and because the population is more aware of the need to save water.

However, these conditions do not mean that we can rest on our laurels. The work continues in 2019 with the aim of obtaining licenses to start construction work for collecting the water of the Itapanhaú River Basin, which is a key structure for coping with future droughts in the SPMR, an area which, of course, has an extremely low water availability.

An equally important task, the combating of water losses, which has been carried out systematically for more than 10 years now, is another initiative to be forcefully pursued based on advanced technology and partnerships, for instance the one already in place with JICA (Japan International Cooperation Agency), a Japanese government development agency.

The actions related to supply security are only one part of an effort that must provide for the systemic and sustainable management of water resources. Given this concern, we cannot lose sight of the urgent and crucial goal of universalizing access to sanitation throughout the entire area in which the company operates. With the situation having almost been resolved in the interior of the state, where the majority of the municipalities enjoy conditions on a par with the first-world and key rivers have returned to life, efforts should continue in the other regions served.

In the State of São Paulo’s coastal region, we will continue to expand the sanitary structure by means of the Onda Limpa (Clean Wave) Program, the largest sanitation project on the Brazilian coast, which has already required more than R$ 1.9 billion in investments over the 11 years since it first came into existence. In the Greater São Paulo area, with the Tietê Project, which was initiated in 1992, at the end of 2018 we achieved the mark of 4.45 thousand km of pipelines installed.

We will continue with the implementation of networks in the furthest outlying regions and the installation of mega-structures, such as the ITi7, an interceptor located in the Marginal Tietê, at a depth of 18 meters, 7.5 km long and 2.6 meters high. From 2020 onwards, this super tunnel will transport more than two million people’s sewage to the Barueri Sewage Treatment Station, which in 2018 saw its treatment capacity increased to 16 thousand liters a second.

The considerable investments in the metropolis also have a direct effect on the improvement of the water quality of streams and of the Tietê and Pinheiros rivers. However, it is essential to note that the complete decontamination and the bringing back to life of these water courses depends on the awareness and commitment of everyone. In particular it depends on the municipalities getting involved in the cleaning of towns and inspection of irregular disposal of solid waste and sewage. And the citizens, in turn, must ensure the correct disposal of urban waste and arrange for domestic sewage connections.

In this context, the Se Liga na Rede (Connect to The Network) Program should pick up speed. Organized in partnership with the State Government, it involves the expansion of sewage collection in those areas of greatest social vulnerability by means of the offer of free residential connections. The Água Legal (Legal Water) Program is another of the key actions aimed at those who most need it. As a result of this, we are bringing quality water to so-called “informal cities”, settlements that are here to stay, but which are completely neglected by the public authorities.

In 2018, 25 thousand families had their homes connected to the supply network, bringing the total number connected since the program was first implemented in 2017, to more than 95 thousand families served. In these cases, since SABESP is not legally permitted to operate in these regions, the work depends on the vital partnership with the executive and legal branches.

2018 also saw significant results obtained in relation to the contract renewal process with a number of municipalities, increasing regulatory compliance and legal certainty with the granting authority. We also signed up three other cities to be part of the operated base, with the main highlight being the city Guarulhos which with a population of 1.3 million people is the second largest city in the State of São Paulo.

By adopting an immediate stance in relation to tackling a problem that has afflicted Guarulhos’ residents for decades, we managed, in early 2019, to reduce the number of people affected by weekly water rationing by 700,000. By the end of this year, the situation will have been resolved throughout the entire municipality.

On the internal front, we completed the adjustments to ensure that we meet the requirements of the State-owned Company Law (13.303/16), made progress on compliance and risk management measures, and concluded the diagnosis of best practices and processes within the Management Excellence Model. We are now taking steps to implement the opportunities identified.

SABESP’s acknowledged quest for excellence earned the company in 2018, three of the 11 trophies in the Best Management Awards promoted by the National Quality Foundation. We were among the finalists in the Global Water Awards which are held in Paris and which recognize companies that make a significant contribution to the international development of the water sector.

We were ranked second among the most reliable institutions in the city of São Paulo, according to the “Quality of Life” survey produced by Rede Nossa São Paulo/Ibope, and once again won the Anefac Transparency award for the clarity and reliability of the figures reported in our financial statements.

These are achievements that reaffirm a corporate governance that is committed to results. But we still have a long way to go. Without losing sight of the adaptations that are required in relation to the regulatory environment, our focus remains on upgrading our meritocracy and on improving our processes, products and services, based on increased innovation and technology. These efforts reflect the ongoing quest for efficiency in terms of customer service and universal access to drinking water and sanitation, to achieve sustainability of water throughout its entire cycle.

Benedito Braga – CEO

WORLD’S FOURTH LARGEST SANITATION COMPANY IN POPULATION SERVED

The Companhia de Saneamento Básico do Estado de São Paulo - SABESP provides water supply, sewage collection and treatment services for residential, commercial, public sector and industrial consumers. As at December 31, 2018, it was responsible for water supply, sewage collection and treatment services in 369 municipalities in the State of São Paulo, in addition to supplying water on a wholesale basis along with sewage services to five municipalities in the São Paulo Metropolitan Region (SPMR), including Guarulhos, which transferred responsibility for the operation of its water distribution and sewage collection network to the Company in January 2019.

It is regarded as the world’s fourth largest sanitation company in terms of the population served, according to the Arup in Depth Water Yearbook 2014-2015, with 28.1 million people being supplied with water (25.1 million directly plus around 3 million residents in the municipalities served on the wholesale market) and 21.7 million people being served with sewage collection services.

      In a further four municipalities in the state, SABESP is involved in providing sanitation services as a minority shareholder in the companies Águas de Castilho S.A., Águas de Andradina S.A., Saneaqua Mairinque S.A. and SESAMM - Serviços de Saneamento de Mogi Mirim S.A.

In addition, the Company has equity interests in the companies Aquapolo Ambiental, the largest enterprise for the production of industrial reuse water in South America (the fifth largest in the world), Attend Ambiental, which operates in the non-domestic sewage segment, and in Paulista Geradora de Energia S.A. (which is in the pre-operational phase), in the electricity segment (for more information, see Note 12 to the Financial Statements). SABESP also provides consulting services on rational water use, planning and commercial, financial and operational management, for example in Panama.

The Company ended 2018 with a headcount of 14,449 employees, split between its head office, administrative units and 17 business units, which operate 75.5 thousand km of water distribution networks and 51.8 thousand km of sewage collection networks, outfalls and interceptors; 247 water treatment plants (WTPs) and 565 sewage treatment plants (STPs).

In 2018, it invested R$ 4.2 billion to boost its actions designed to help it achieve its future vision of being a worldwide benchmark in terms of providing sanitation services, in a sustainable, competitive and innovative way, with a focus on the customer. Net revenue generated in 2018 was R$ 16.1 billion with a profit of R$ 2.8 billion. Assets came to a total of R$ 43.6 billion and the company’s market value was R$ 21.5 billion as at December 31.

SABESP has been a signatory to the United Nations Global Compact since 2007, reaffirming its mission to “provide sanitation services and contribute to improving the quality of life and of the environment”, and its operations are aligned with the Sustainable Development Goals (SDGs), which is a global agenda of the United Nations (UN) made up of 17 global goals to be achieved by 2030.

KEY PERFORMANCE INDICATORS

Indicators	Unit	2018	2017	2016	2015	2014
Service
Water service ratio	%	Tending towards universalization (1, 2)
Water coverage ratio	%	Tending towards universalization (1, 2)
Sewage collection service ratio(2)%		83	83	82	83	82
Sewage collection coverage ratio(2)%		90	90	89	90	89
Ratio of households connected to sewage treatment(3)%		76	75	74	72	71
Resident population supplied with water(4)	thousand inhabitants	25,062	24,905	24,669	24,429	24,226
Resident population provided with sewage collection(4)	thousand inhabitants	21,747	21,577	21,277	20,932	20,672
Positive perception of customer satisfaction (5)%		81	85	82	75	80
OPERATIONAL
Water connections(6)	thousands	9,053	8,863	8,654	8,420	8,210
Sewage connections(6)	thousands	7,495	7,302	7,091	6,861	6,660
Length of water network (7)	km	75,519	74,396	73,015	71,705	70,800
Length of sewage network (7)	km	51,788	50,991	50,097	48,774	47,992
WTP – water treatment plants	units	247	240	237	235	235
Wells	units	1,114	1,110	1,093	1,085	1,055
STP – Sewage treatment plants	units	565	557	548	539	524
Water losses - billing (8)%		19.5	20.1	20.8	16.4	21.3
Water losses – relating to metering (9)%		30.1	30.7	31.8	28.5	29.8
Water losses per connection (10)	liters per connection per day	293	302	308	258	319
Volume of water produced	million m3	2,800	2,783	2,696	2,466	2,840
Volume of water metered - retail	million m3	1,545	1,524	1,465	1,399	1,573
Volume of water billed - wholesale	million m3	263	257	227	216	247
Volume of water billed - retail	million m3	1,845	1,819	1,763	1,698	1,812
Volume of sewage billed	million m3	1,641	1,617	1,552	1,481	1,562
Number of employees (11)	units	14,449	13,672	14,137	14,223	14,753
Operational productivity	connections/ employee	1,145	1,182	1,114	1,074	1,008
FINANCIAL
Gross revenues	R$ million	17,056.3	15,374.6	14,855.1	12,283.5	11,823.4
Net revenue	R$ million	16,085.1	14,608.2	14,098.2	11,711.6	11,213.2
Adjusted EBITDA (12)	R$ million	6,540.6	5,269.3	4,571.5	3,974.3	2,918.7
Adjusted EBITDA margin	% of net revenue	40.7	36.1	32.4	33.9	26.0
Adjusted EBITDA margin excluding construction revenues and costs	% of net revenue	48.8	45.4	43.3	46.6	34.4
Operating income (13)	R$ million	5,176.7	3,961.7	3,429.6	3,044.0	1,910.7
Operating margin (13)	% of net revenue	32.1	27.1	24.3	26.0	17.0
Income (net profit/loss)	R$ million	2,835.1	2,519.3	2,947.1	536.3	903.0
Net margin	% of net revenue	17.6	17.2	20.9	4.6	8.1
Net debt over Adjusted EBITDA (14)	Multiple	1.6	1.9	2.2	2.9	3.1
Net debt over shareholders’ equity (14)%		51.8	56.1	65.4	83.7	68.1
Investment (15)	R$ million	4,177.4	3,387.9	3,877.7	3,481.8	3,210.6

(1)	Coverage equal to 98% or more. Service equal to 95% or more.
(2)	For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.
(3)

Household is the term used for the building or subdivision of a building, with occupations that are demonstrably independent of each other, collectively using a       single water supply and/or sewage connection

(4)

This Indicator Panel’s demographic data takes into account the “Projection for the Population and Households for the Municipalities of the State of São Paulo: 2010-2050”, drawn up by the State Data Analysis System Foundation.

(5)	Survey carried out in 2018 by GMR Market Intelligence (6,216 interviews across the entire operating base with a margin of error of 1.23% and a reliability interval of 95%).
(6)	Active and inactive connections and households
(7)	Includes water-mains, branch collectors, interceptors and outfalls.
(8)

Includes real (or physical) loss and apparent (or non-physical) loss. The percentage of water loss represents the resulting ratio between (i) Billed Volume Lost and    (ii) Volume of water Produced. The Billed Volume Lost corresponds to: Volume of Water Produced MINUS Billed Volume MINUS Volume of Uses. The volume of uses corresponds to: water used in regular maintenance of water mains and reservoirs; water used in municipalities, such as firefighting; and water supplied to irregular settlements.

(9)

Includes real (or physical loss) and apparent (or non-physical) loss. The percentage of water loss represents the resulting ratio between the (i) Measured Volume Lost and the (ii) Volume of water Produced. The Measured Volume Lost corresponds to: Volume of water Produced MINUS Measured Volume MINUS Volume of         Uses. The volume of uses corresponds to: water used in regular maintenance of water mains and reservoirs; water used in municipalities, such as firefighting; and water supplied to irregular settlements.

(10)	Calculated by dividing the Measured Volume Lost in the year by the average amount of active water connections in the year, divided by the number of days in the year.
(11)	Internal headcount. Does not include those assigned to other entities. Employees retired due to disability ceased to be taken into account from 2016 onward.
(12)

Adjusted EBITDA corresponds to net earnings before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal income taxes); (iii) financial income and (iv) other net operating expenses.

(13)	Does not include financial revenues and expenses.
(14)	Net debt consists of debt, minus cash and cash equivalents.
(15)	Does not include financial commitments assumed in program agreements (R$ 116 million, R$ 177 million, R$ 6 million, R$ 121 million and R$ 207 million in 2014, 2015, 2016, 2017 and 2018, respectively)

CORPORATE GOVERNANCE

MANAGEMENT THAT IS INNOVATIVE, TRANSPARENT AND AWARE OF THE SECTOR’S REQUIREMENTS

As a listed company on the Novo Mercado of B3 (the São Paulo Stock Exchange) and on the New York Stock Exchange (American Depositary Shares - ADR Level III) since 2002, SABESP has a Corporate Governance structure that is guided by high standards in relation to ethics and conduct, which emphasizes transparency in decision-making and fairness and respect for stakeholders.

Despite already having a consolidated governance structure, over the course of 2018 the Company dedicated itself to implementing the new standards of transparency and good governance resulting from Federal Law 13.303/16, State Decree 62.349/16, the Novo Mercado’s Listing Regulations and the Brazilian Code of Corporate Governance. These measures were reflected in the adaptation of the Company’s corporate governance structure and the adjustments made to a number of documents, such as the Company’s By-laws, Code of Conduct and Integrity, internal regulations of statutory bodies and institutional policies, among others.

Highlight in 2018 also goes to the preparation of the Bidding and Procurement Internal Regulations and the setting up of the Eligibility and Advisory Committee. In addition, training courses have been provided to Directors, Officers and Members of the Fiscal Council on matters related to corporate governance and integrity, as well as an Onboarding Program for new members of the Board of Directors, Fiscal Council and Executive Board, which includes a presentation of the main information about the Company, its corporate governance and its internal controls. SABESP’s current corporate governance structure, with its functions and responsibilities, can be found in the Corporate Governance section of the Company’s website.

Integrity and transparency

SABESP’s Integrity Program, which was approved by the Board of Directors, is aimed at implementing a set of anti-corruption measures for preventing, detecting and remedying harmful acts against the public authorities. Backed by the Company’s Compliance Policy, the program establishes guidelines, principles and skills that direct its managers and employees to work for the company so as to ensure compliance with laws, regulations and organizational instruments, preserving the company’s assets, image, integrity and other ethical values.

The program covers two distinct scenarios, active corruption and passive corruption, and in 2018, it underwent a new restructuring in order to bring it into line with the recommendations of the Brazilian Office of the Comptroller General, as well as improvements in meeting the requirements of the Brazilian and North American Anti-Corruption Laws. In addition, the program’s restructuring took into account Federal Law 13.303/16, the Novo Mercado’s Regulations and the best practices recommended by the Brazilian Corporate Governance Code.

Therefore, in 2018, taking into account the Company’s risk and corporate governance profile, in addition to compliance with the legislation, 64 compliance initiatives were completed, principally the following: (i) the adoption of integrity measures among the company’s suppliers and service providers, with provisions included in contractual clauses setting out the obligation to comply with ethical standards and the prohibition of fraud and corrupt practices, and (ii) the monitoring of transactions with the Company’s related parties.

In order to promote this culture of integrity, in 2018, the Company created the Conduct and Integrity Learning Trail, which includes communication and training activities to enhance the employees’ knowledge of their legal requirements and responsibilities, as well as of corporate guidelines.

In addition to the training courses, in 2018 the Company set up and made available the trust channel, a tool that is at the disposal of the employees for settling and tackling doubts regarding ethical behavior in the carrying out of SABESP’s business at its various levels, with a guarantee of secrecy and anonymity.

SABESP is committed to improving its processes for combating corruption in its business environment. In this context, in addition to the actions implemented under its Integrity Program, in 2018 the company carried out a quantitative and qualitative self-diagnosis on the issues of integrity, prevention and combating fraud and corruption. As a result, it was possible to ascertain the program’s maturity level and to define the actions aimed at increasing and improving it in 2019.

Lastly, the Company expresses its public commitment to ethics by means of its adherence to the Instituto Ethos’ Corporate Pact for Integrity and Against Corruption and its participation in the UN Global Compact’s Anticorruption Working Group and in the Center for Governance and Business Ethics Studies of the National Quality Foundation, which launched the book Transparent Management and Integrity Systems with a case study from SABESP, as well as on the Committee for the Special Study on Organizational Governance (ABNT/CEE-309).

Whistle-Blowing Channel

The ground rules for the company’s Directors, Officers and employees to act in an integrated and coherent way in the conduct of their relations and business with different counterparties are defined in SABESP’s Code of Conduct and Integrity, which was initially developed as a collaborative project in 2006, and updated in 2014 and 2018.

In order to boost Directors’, Officers’ and employees’ commitment to the Code and to ensure that it remains relevant, up-to-date and sufficient, the Company has an Ethics Committee which, with effect from 2018, is now linked to the Board of Directors.

Complaints in relation to breaches of the Code, incidents of fraud, corruption or unlawful acts or regarding any other matters that may have a negative impact on the principles and interests of SABESP, its subsidiaries and shareholders, can be made by any interested party, via the Whistle-Blowing Channel, which has been in operation since about 2006:

•         e-mail: canaldedenuncia@sabesp.com.br

•         Direct phone line: (011) 3388-8100

•         Ombudsman: 0800-0550565 or e-mail: ouvidoria@sabesp.com.br

•         Service Center: Emergency 195: or in the São Paulo Metropolitan Region: 0800-0119911 or in the interior of the state and in the coastal region: 0800-0550195

•         PO Box: 61540 - Zip Code: 05424-970

•         Personally or by letter addressed to the Superintendência de Auditoria (Audit Department): Rua Costa Carvalho, 300 - Zip Code: 05429-900

It is up to the Audit Committee to monitor the procedures for verifying breaches of the Code of Conduct and Integrity, as well as events registered on the Whistle-Blowing Channel.

The Audit Department is responsible for processing complaints, and must make every effort to ensure the anonymity of the complainant and protect the confidentiality of the information and of those involved, in order to preserve rights and the neutrality of decisions.

It should be noted that in October 2018, the Executive Board and the Board of Directors approved guidelines for the functioning of the Whistle-Blowing Channel, reinforcing the principles of anonymity, immediacy and secrecy, among others.

In 2018, there were 164 incidents recorded, which represents a 14% increase in relation to the previous year. Out of the total number of complaints considered to be material, penalties were imposed on 48 employees, including the company’s own employees as well as outsourced ones: 11 warnings were issued, 1 suspension was issued and 36 individuals were fired. It should be noted that there were no indications of the company’s employees being involved in cases of corruption.

Transparency

SABESP has been undertaking a series of measures that, in compliance with corporate governance actions, increase its processes in such a way as to always act with transparency and become a reference in models of efficiency in public sector management, such as the Transparency Portal, which was implemented in 2017, and which provides clear and up-to-date information such as Institutional Policies, agreements with the granting authority and agreements with suppliers, the main programs and projects developed, in addition to minutes of the Company’s boards and committees meetings.

The Transparency Portal is constantly being improved and in 2018 it increased its publication of information, in order to comply with the legislation and provide answers to the most frequently asked questions made through the Citizens Information Service (SIC) by 21%. This service channel registered a total of 365 requests, which were answered in an average period of 11 working days, bearing in mind that the deadline permitted under the Access to Information Law is 20 days, which is extendable for a further ten days.

Risk management

SABESP has a Risk Management and Compliance Department, which is administratively linked to and led by the Chief Executive Officer. The risk management methodology adopted at SABESP is based on the COSO - ERM international model - The Committee of Sponsoring Organizations of the Treadway Commission “Enterprise Risk Management - Integrated Framework”, as well as on the standards ABNT NBR ISO 31.000 - Risk Management - Principles and Guidelines and ABNT ISO GUIDE 73 - Risk Management - Vocabulary, covering the entire organization.

      The Company maintains a corporate risk map and monitors global and national trends in order to foresee scenarios that may have an adverse impact on its operations, and in this way ensure that its strategic objectives are achieved. Risks are classified in four categories (strategic, financial, operational and compliance) and are measured with regard to their impact and the likelihood of their occurrence. They are subsequently assessed at the appropriate hierarchical levels in order to define mitigating actions required for each situation. All corporate risks are reviewed at regular intervals, with a view to the implementation of possible mitigating actions. A description of the risk factors can be found in item 4 of the Reference Form, which is available on the Company’s Investor Relations website, in the “Financial and Operating Information” section.

Internal controls

      Internal controls have been assessed in a structured and systematic way since 2005, benchmarking with the internal control parameters of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), 2013 version.

      The internal controls assessment process is carried out once a year taking into account both the potential existence of new risks associated with the drawing up and disclosure of financial statements and possible significant changes in information technology processes and systems.

      Internal controls include the procedures regarding adjustment of the accounting records, preparation of the financial statements in accordance with official rules and proper authorization of transactions involving the acquisition, use and disposal of the Company’s assets. The internal control tests are carried out by the Audit Department, a unit that is linked to the Board of Directors through the Audit Committee and administratively linked to the Chief Executive Officer, and which since 2016 has held the QA Quality Assessment certificate granted by the Brazilian Institute of Internal Auditors (IIA Brazil), which is an affiliate of the Institute of Internal Auditors (IIA).

      In addition to complying with section 404 of the Sarbanes-Oxley Act (SOX), the internal controls assessment process is in compliance with Law 13.303, dated June 30, 2016. As was the case in previous years, the review undertaken in relation to the effectiveness of the internal control environment in 2017 did not identify any material deficiencies. The tests for the year 2018 will be completed in April 2019.

External Auditors

SABESP respects the principles that protect the external auditor’s independence with regard to not auditing its own work, not performing managerial functions and not acting on behalf of its client. According to the Company’s Bylaws, it is up to the Audit Committee to make an assessment of the guidelines for the process of entering to a contract with a external audit firm, as well as other conditions in relation to the provision of services, making the corresponding recommendations to the Board of Directors. In addition to this, it also gives its opinion on the hiring or dismissal of the external auditors and states its opinion in advance regarding the contracting of other services provided by the external audit firm, or by companies related to it, which are not included in the typical audit activities.

KPMG Auditores Independentes has been the Company’s external auditor since the review of the quarterly information (ITR) of June 30, 2016. In 2018, the Company paid R$ 2.4 million for the audit of the financial statements, the review of the quarterly information and of project financing, among others. During the same period, KPMG provided 132 hours of training on matters that did not conflict with the audit services provided and which did not exceed 5% of the fees paid for the aforesaid services. Of SABESP’s affiliated companies, KPMG Auditores Independentes in 2018 audited the company Attend Ambiental S.A.

In addition, in 2018 Deloitte Touche Tohmatsu Auditores Independentes provided one-off external audit services in the sum of R$ 347.9 thousand, in relation to the reissue of a report regarding previous years that were audited by it, and included on the form 20-F, which is filed with the United States Securities and Exchange Commission. The auditors, together with parties related to them, did not provide, during the Company’s period of operations, other services that exceeded 5% of the fees paid for the external audit services.

Changes in the Make-Up of the Executive Board and in the Management’s Compensation

Reflecting the changes in the governmental environment fueled by the elections for governor of the state and for the president of the republic, in 2018 the Company’s senior management underwent two major changes. The first was in May, when Ms. Karla Bertocco took over as SABESP’s Chief Executive Officer, replacing Mr. Jerson Kelman. The second was in December, when Ms. Bertocco stepped down and at the start of January 2019 was replaced by Mr. Benedito Braga. During the same period, there were also changes in the Corporate Management Office and in the Regional Systems Office.

In 2018, the Board of Directors approved the Compensation Policy for Directos, Officers, members of the statutory committees and the fiscal council, in line with the compensation guidelines established by the Council for the Defense of the State Capitals - CODEC.

Under the Brazilian Corporate Law, the total amount available for compensation of the board members and executive officers and for the payment of profit sharing to the executive officers (executive officers’ bonuses) is required to be determined by the shareholders at the annual general meeting. In 2018, the gross amount of this compensation, including legal benefits and charges, was approximately R$ 4.6 million, including about R$ 537.7 thousand related to the variable compensation of the executive officers.

Business model

SABESP is a publicly-held mixed capital company which was founded in Brazil in 1973, under the terms of State Law 119/73, with the purpose of planning, executing and operating public basic sanitation services in the State of São Paulo.

Its main corporate purpose at the present time is to provide basic sanitation services, as established in its Bylaws, with a view to universal access to the aforesaid services in the State of São Paulo, without prejudice to the company’s long-term financial sustainability.

The Company is also authorized to plan, operate and maintain systems for the production, storage, conservation and commercialization of energy, both for itself as well as for third parties, and also to market services, products, benefits and rights that are directly or indirectly derived from its assets, business ventures and activities. It can also provide ancillary services in any part of Brazil or abroad.

SABESP’s share capital consists exclusively of common shares (with voting rights) and in compliance with State Law No. 11.454/2003, with it being a requirement that the Government of the State São Paulo is the controlling shareholder. The Government of the State currently holds 50.3% of the shares.

The rest of the shares are traded on stock exchanges in Brazil and abroad. At the end of 2018, 31.4% of the shares were traded in Brazil, with the remaining 18.3% being traded in the United States in the form of American Depositary Receipts (ADRs) - Level III.

On September 15, 2017, State Law 16,525 was enacted, which allowed the Government of the State of São Paulo to set up a joint stock company to exercise share control of SABESP, but with the State Government retaining the majority of the voting capital of this parent company.

The purpose of this measure is to obtain more resources in order to expand investments in sanitation and to speed up the process of achieving universal access to the water supply, sewage collection and treatment services, in an attempt to add value to SABESP’s business and strengthen its corporate governance.

The company has not yet been created and, due to the elections for the state government in the second half of 2018, the operation was put on hold and the Company is currently awaiting guidance from the Board of Directors of the State Privatization Program.

STRATEGY AND VISION OF THE FUTURE

SABESP’s mission is to provide water and sewage services, contributing to improve the quality of life and of the environment; with the Company’s goal being to become a worldwide reference in relation to the provision of sanitation services, in a sustainable, competitive and innovative way, with a focus on the customer.

The definition of SABESP’s strategies and guidelines is based on an analysis of risks and opportunities, and in the pursuit of its vision for the future, the Company operates so as to ensure the availability of water in its area of operations and to make progress with implementing structures for the collection and treatment of sewage, with technical and economic feasibility, contributing to the goal of universalization with quality in the management of its services. The goal is to undertake 954,000 new water connections and 1.2 million new sewage connections between 2019 and 2023.

In 2018, the current strategy was updated by management and the objective “Keep and Conquer Markets and New Businesses” was added to the strategic map. Within the scope of this new objective, negotiations were completed with the municipality of Guarulhos, whose population of 1.3 million people became part of the operated base in the retail market. For more information, see chapter “Results Converted into Greater Access and Quality of Services”.

With regard to the new business and innovation segment, a call for proposals was issued under the title ‘Pitch SABESP’, to select innovative projects that offer solutions to the challenges faced by the Company in relation to the company’s provision of services and internal management. For more information, access www.sabesp.com.br/pitchsabesp/

As an additional way of encouraging the search for sustainable and innovative solutions to optimize investments and improve the operational efficiency of sanitation in the Baixada Santista region or in informal areas, at the start of 2018, SABESP launched the Saturnino Brito Engineer Award. An initiative open to all employees, the Award recognize the best and most innovative sanitary engineering projects proposed for these regions.

Over the course of the year, SABESP invested around R$ 10.6 million in research, development and innovation projects, both with its own resources as well those raised from development entities.

To support the pursuit of its strategic objectives, the Company develops projects to improve its management. The highlight in 2018 was the conclusion of the SABESP Management Model Project, which consisted of carrying out the Assisted Self-Assessment based on the National Quality Foundation Management Excellence Model. With integrated stages of raising awareness, training and evaluation of management’s maturity, the Company has fostered a culture of excellence, a continuous improvement of management, a systemic vision and the sharing of good practices, in order to achieve excellence in performance.

In addition, the implementation of a CRM (Customer Relationship Management) system is still under way, with a view to replacing the current commercial information systems by 2020.

Balance of Targets

The targets proposed by the Company for 2018 were achieved, and the highlight include the implementation of 199 thousand new water connections, which was 18.5% greater than the target that had been set, and 215 thousand new sewage connections, or 7.6% more connections than had been forecast for the period. It is worth noting that the result of the sewage collection coverage rate achieved the proposed target taking into account the indicator’s variation margin. The target of 293 liters per connection per day for water losses was also achieved.

The achievements in 2018 and the projections for the coming years can be found in the table below.

Achievements in 2018 and Targets for 2019-2023

	Achieved	Targets
	2018	2018	2019	2020	2021	2022	2023
Water supply service	Tending towards universalization(1)	Tending towards universalization (1)
Sewage collection service (%)	83	84	85	86	87	87	87
Water supply coverage	Tending towards universalization(1)	Tending towards universalization(1)
Sewage collection coverage (%)	90	91	91	92	93	93	93
Ratio of households connected to sewage treatment (%)(3)	76	76	77	80	83	83	84
New water connections (thousand) (2)	199	168	186	192	192	192	192
New sewage connections (thousand) (2)	215	200	227	240	246	247	240
Water losses per connection (liters/connection/day)	293	293	283	273	267	261	253

(1) Coverage equal to 98% or more. Service equal to 95% or more. For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.

(2) Includes the municipality of Guarulhos in the targets from 2019 onwards.

(3) Household is the term used for the building or subdivision of a building, with occupations that are demonstrably independent of each other, collectively using a single water supply connection and/or sewage connection.

The Company’s Profit-Sharing Program was based on certain indicators, which are in line with its organizational strategy, reflecting economic, social and environmental performance.

SUPPLY

WATER INFRASTRUCTURE PREPARED FOR CURRENT AND FUTURE DEMANDS

At the end of 2018, SABESP registered a total of 369 municipalities operated, which represents about 57% of the 645 cities in the State of São Paulo, where there is universal access to the water supply. Even so, this is a service that requires permanent expansion to keep up with the demographic and geographical growth of the cities served, which in 2018 required the implementation of 199.1 thousand new connections.

In total, in 2018, R$ 2.3 billion was invested in water services, with resources also allocated to structural programs aimed at reinforcing water security which were designed to meet the specific needs of the different regions operated.

The Metropolis and the challenge in terms of supply

The São Paulo Metropolitan Region (SPMR) concentrates 20.9 million people, which is approximately 47% of the inhabitants of the State of São Paulo. The combination of the population concentration (often located in a disorderly and irregular way) and the geographical location (at the headwaters of the rivers that make up the Alto Tietê basin) results in extremely low water availability, comparable to semi-arid regions, with an annual average of only 130 thousand liters per inhabitant.

Since the natural availability of the Alto Tietê basin is not sufficient to meet the demand of the metropolis, great efforts are made to maintain the security of supply, with high levels of investments being necessary for the purpose of collecting water in other river basins, at ever greater distances, along with a series of initiatives.

In 2018, the SPMR found itself facing a new period of drought, especially in three of the SPMR’s main producer systems. The Cantareira System did not register any significant rainfall (in excess of 10 mm) for a period of 71 days. The Guarapiranga system faced the same situation for a period of 117 days; while in the case of the Alto Tietê system it lasted for a period of 151 days.

As a consequence of the low rainfall, the three main systems presented a natural contribution (inflow) below the historical average: Cantareira (-35%), Alto Tietê (-19%) and Guarapiranga (-8%). Nevertheless, on December 31, 2018, the overall volume of the water supply sources that feed the supply the SPMR stood at 49% of the total capacity, a level equal to that registered in 2012 (prior to the water crisis) and slightly above the 48% registered in 2017.

In addition to the emergency actions that have been implemented since the water crisis (2014/2015), the maintenance of water availability and regular supplies in 2018 is due to a number of factors. One of these was the fact that the drought occurred during the dry period (between April and September), when a lower rainfall index is expected. Another key factor was the coming into operation of two major construction works that began to bring more water from outside the Alto Tietê basin: the São Lourenço Production System and the Jaguari-Atibainha Interconnection.

Since April 2018, the São Lourenço System has been responsible for supplying up to two million people. With an initial investment of R$ 2.2 billion, the structure covers a distance of 82 km from the catchment area at the Cachoeira do França dam on the Juquiá river in the municipality of Ibiúna, in the Vale do Ribeira region. For more information, see Note 15 (g) to the Financial Statements.

The supply capacity is up to 6.4 thousand liters a second, to meet the current and future demand of the western region of Greater São Paulo, which is the area in the São Paulo Metropolitan Region (SPMR) that has the highest rates of population growth.

Throughout 2018, complementary works to the São Lourenço System were initiated, with the focus being on strengthening the interconnection and flexibility of the metropolitan system, with additional investments envisaged of R$ 90 million.

The Jaguari-Atibainha Interconnection is the other main improvement that came into operation in 2018 for the purpose of increasing the metropolis’ water security. Since March, the 19.6 km long interconnection (13.2 km of water mains and 6.4 km of tunnels) makes it possible to transfer an average flow of 5.13 thousand liters a second and maximum of 8.5 thousand liters a second of raw water from the Jaguari reservoir, in the Paraíba do Sul Basin, to the Atibainha reservoir, which is one of the ones that make up the Cantareira System.

May 2018 saw the inauguration of the operation in the opposite direction (Atibainha-Jaguari) which makes it possible to transfer up to 12.2 thousand liters a second, thus ensuring that the Cantareira System serves as a reservoir to supply the population of the Paraíba do Sul basin in times of greatest need.

The transfer of the waters from the Atlantic side of the Itapanhaú River to the Alto Tietê System is the third major construction project for bringing in water from outside the Alto Tietê basin, with a view to increasing water security in the Metropolitan Region of São Paulo (SPMR). The construction project will directly benefit about 4.5 million residents, reinforcing the SPMR’s entire integrated system. However, approval still has to be obtained for the environmental permit. The expectation is that the project will get under way in 2019.

The greater flexibility of transfer between systems made it possible to accumulate, in 2018 alone, 271.7 million liters in the total reserve of the SPMR’s water sources. This was possible due to the works for the transfer of raw water from the Rio Pequeno arm (Billings Reservoir) to the Rio Grande System (operation of which was initiated in July 2016), due to the new supply of raw water from the Jaguari - Atibainha interconnection and from the São Lourenço Production System (treated water that is no longer collected from metropolitan water sources). Without the above improvements, on December 31, 2018, the total reserve would have been 14 percentage points lower (at a figure of around 35% instead of the 49% recorded).

In 2018, per capita consumption was 128 liters a day, maintaining the same level as in the previous four years (when an average of 126 liters a day was registered) and 24% lower than the 169 liters inhabitant/day registered in 2013, before the onset of the water crisis.

This behavior was also partially reflected in the maintenance of the post-crisis level of production of treated water to supply the Metropolitan Region of São Paulo. In 2018, daily average production was 60.9 m³/s, which is about 13% lower than the 69.9 m³/s registered in 2013. This scenario demonstrates the consolidation of a change in the population’s consumption habits.

Efficiency in the management of water resources

At the present time the SPMR’s supply is based on the collection and treatment of water by eight Producing Systems strategically located in different parts of the metropolis. Together, in a normal climate situation, the São Lourenço, Cantareira, Alto Cotia, Guarapiranga, Rio Grande, Rio Claro, Alto Tietê and Ribeirão da Estiva producing systems have a nominal production capacity of 80.9 m³/s of water and make up the Integrated Metropolitan System (SIM). In addition, the Baixo Cotia System is also part of the SIM, but was suspended in 2018, with the coming into operation of the São Lourenço Producing System.

The producing systems are interconnected by large-scale water pipelines that are part of the Metropolitan Water Mains System, which is responsible for transporting the treated water to the 231 sectoral reservoirs and, from these points, it is distributed to the consumption points in the Greater São Paulo region.

In 2018, the Cotia-Centro metal reservoir, with a capacity of ten million liters, came into operation and ten other similar facilities are in the process of being installed in the municipalities of São Paulo, Barueri, Carapicuíba, Vargem Grande Paulista and Cotia. When they all come into operation, the metropolitan region’s storage capacity will be increased by 78 million liters.

The structural increments, which were extremely necessary to cope with the recent crisis and future climate threats, were made possible by the existence of a sound structure, which for more than two decades has been strengthened by means of the Metropolitan Water Program (PMA).

Initiated in the mid-1990s, with a focus on increasing the supply of raw water, increasing the storage structures, renovating and expanding the transport (pumping) capacity and the production of treated water, the PMA solved the problem of a lack of infrastructure that imposed a situation of water rationing on more than five million people in the Metropolitan Region of São Paulo.

As a result of this work, water production capacity in the SPMR was increased from a figure of 57.2 m³/s in 1995 to 81.0 m³/s in 2018, a 42% hike, vis-à-vis the 31% increase in population numbers during the same period. Just by comparison with 2013, prior to the crisis, this was a 12% increase in installed production capacity.

Some of the resources allocated to the PMA come from the company itself, while the rest come from financing granted by the BNDES (National Bank for Economic and Social Development) and the Caixa Econômica Federal (Federal Savings Bank). In 2018, the Company invested approximately R$ 165 million in this Program.

Dams under monitoring

The public supply of the SPMR has dams as the main source of water collection. SABESP carries out continuous monitoring, operation and maintenance in relation to these structures, with a view to complying in full with the security requirements and procedures under supervision of the control bodies.

These practices meet the conditions imposed by the National Dam Security Policy, by the Grants of Right of Use and the respective operating rules, by the legislation in force, and by additional internal guidelines and procedures.

      In addition to these actions, SABESP carries out a multidisciplinary assessment of strategic risk management and operation of these structures, enabling continuous assessment and monitoring by the company’s managers and senior management.

Biodiversity protection

The water restriction and the large population concentration make it a vitally urgent matter to preserve the water supply sources of the metropolis, which for decades has lived with its scarce water resources under threat. Factors such as the intense and disorderly occupation of the soil, the devastation and silting up of environmental protection areas, the clandestine dumping of domestic and industrial sewage, and the fact that rainfall carries urban waste into the water bodies (diffuse pollution) are the main ones behind the deterioration in the quantity and quality of the water of the metropolitan water sources.

In order to mitigate the impact of the degradation of these water sources, SABESP monitors and preserves more than 44 thousand hectares including bodies of water and other areas around the water sources that supply the producing systems.

The monitored reserves represent 1.4% of the State of São Paulo’s remaining Atlantic Forest and protect the water consumed by more than 14 million residents of the capital and the Greater São Paulo region. In 2018, SABESP organized the planting of 306 thousand seedlings, of which 287 thousand were in the vicinity of the Cantareira System. The accomplishment of this task is achieved both by means of its own initiatives, such as the Metropolitan Green Belt Program, and via partnerships, such as the ‘Nascentes’ (Springs) Program, which is a joint effort between SABESP and the Government of the State of São Paulo.

As a result of this work, the Cantareira System’s vegetation cover in the company’s areas shot up from 61% to 75%. In the other areas belonging to SABESP which are inside Conservation Units vegetation cover goes as high as 100%.

Together with the initiatives to protect the riparian forest and vegetation of the river basins of the various metropolitan water sources, since 2011 SABESP has developed the Program Nossa Guarapiranga (Our Guarapiranga), which is a system that supplies around 4 million people in the Greater São Paulo area. As a result of this program, the reservoir is cleaned with the aid of collecting boats and several eco-barriers - metallic screen blocks which are installed at the mouth of the reservoir’s tributaries, which block the waste that arrives via these channels.

From 2011 to 2018, the Program organized the removal of 156.6 thousand m³ of waste from the reservoir. SABESP’s investment during this period was R$ 22.9 million, of which R$ 1.84 million was in 2018, when around 19 thousand cubic meters of macrophytes and waste was collected from the body of water and the banks of the reservoir.

Greater health and citizenship

By means of the Água Legal (Legal Water) Program, SABESP brings the supply structure to inhabitants of irregular areas (after obtaining the necessary legal authorizations), in which the residents are normally supplied in a precarious manner by means of improvised connections that are subject to contamination. In 2018, about 25 thousand families had their illegal connections replaced by water meters from SABESP and began to receive quality water from their taps.

First implemented in 2017, R$ 117 million had been invested by the end of 2018 in order to carry out 95.5 thousand connections, benefiting around 335 thousand residents of 400 irregular habitation centers.

The inhabitants of these locations began to enjoy better health and citizenship conditions, given that the formalization of the supply results in a proof of address. For example, this document makes it possible for the children to be enrolled in day care centers and for the families to obtain certain services.

The initiative also contributes to the reduction of water loss. It is estimated that during the two years that the program has been in operation it has prevented 20 billion liters of water from being wasted.

The program is based on an innovative bidding model, the performance contract, which transfers the investment and infrastructure costs to the private partner. The contractor installs the networks, connections, measurement boxes and water meters, but is only paid by SABESP when the residents connect - thereby avoiding the loss of treated water.

The challenge of supply in the coastal region

After the Metropolitan Region of São Paulo, the coastal region of the State of São Paulo represents the second biggest challenge for supply on account of the high demand during the summer periods. In order to meet this demand, the service is provided by an integrated system which, on a smaller scale, is similar to the concept of the SPMR system. During periods of peak consumption, it enables the transfer of treated water from a region with a larger reserve to another one which has a higher demand.

Unlike the SPMR, which uses water sources, in the coastal region raw water is collected directly from 26 rivers coming from the Serra do Mar State Park by means of 15 producing systems, which together have the capacity to treat 11 thousand liters a second. From these water treatment stations, the water flows along the pipelines to the 53 sectoral reservoirs to be distributed between the region’s nine cities.

A number of long-term initiatives aimed at expanding water production and distribution capacity in the Baixada Santista metropolitan region and the entire southern coast of the State of São Paulo are grouped under the Água Litoral (Coastal Region Water) Program, benefiting approximately three million people, including the local population as well as tourists.

In 2018, in addition to the continued construction of the Peruíbe and Guaraú water treatment stations (WTPs), both in the municipality of Peruíbe and expected to be delivered in 2019, a 72.3 km expansion of new pipelines was launched in a number of municipalities, as well as permanent scanning to detect and repair leaks.

The northern coastal region is served by 20 water treatment stations (WTPs), and 70 sectoral reservoirs. Among the achievements of 2018 are the coming into operation of the Maranduba water treatment station, improvements in the Massaguaçu water treatment stations, the start of the work on enlarging the Mambu/Branco water treatment station, and the removal of silt from all the water collection systems areas. The program receives its own resources and financing from the CEF (Federal Savings Bank). In 2018, the Program’s actions added up to a total investment of around R$ 33 million.

Supply in the State’s Interior Region

The focus of the action in the interior continues to be on the operational improvements aimed at greater water security and efficiency in supply. The work includes actions in a number of municipalities with the replacement of filtration systems, the installation or replacement of chemical tanks, the renovation of pump houses and the replacement of equipment in order to automate operations.

The actions also include the relocation or replacement of water mains, distribution networks, branches and water meters, with an impact on combating the loss of water in the pipelines. The drilling of deep wells and the increase in the flow of treated water at some plants contribute to expanding water availability and the monitoring of vegetation growth, particularly for serving those regions that are farthest away from the main systems.

In addition, eight new sectoral reservoirs were also implemented in 2018, guaranteeing greater security of supply as they increase the reserve of treated water and the constancy of service in those districts that are located far from the main water mains systems.

Combating water losses

Reducing water losses is a permanent challenge. If nothing is done, water losses tend to increase due to aging pipes, equipment and water meters, as well as on account of fraud.

In order to tackle this challenge, SABESP created the Corporate Loss Reduction Program, which operates in the replacement of branches and water meters, the inspection of pipelines to identify leaks and frauds, and sectorization in order to improve operational efficiency.

The impact of these actions was reflected in the decrease in the loss ratio in the area operated by SABESP from 32.4% (or 400 liters/connection/day) in 2009 to 30.1% (or 293 liters/connection/day) at the end of 2018. Losses are currently below the national average, which stands at a figure of 38.3%, according to SNIS (2017).

In 2018, about R$ 645 million was invested in the Program, using the company’s own resources as well as funding from JICA (Japan International Cooperation Agency). The highlights in the period were the advances in contracting processes that will make it possible to replace 761 km of networks and 75 thousand branches, in addition to the installation of hundreds of pieces of equipment for the creation of supply control areas. The sectorization allows increased operational efficiency with greater control of the pressure in the pipelines and greater speed in the identification and correction of leaks, reducing losses.

The total loss indicator is subdivided into two categories: real losses and apparent losses (commercial). Real losses correspond to leaks in the pipelines, and amounted to a total of 19.9% in 2018. Apparent losses, in other words, water consumed but not accounted for are the result of fraud, commercial registration failures and inaccurate measurement by the water meters, and corresponded to 10.2% during the same period.

Awareness, rational use and reuse

With a track record of more than two decades, the PURA (Rational Water Use Program) is one of the actions that make up the sustainable water management guidelines and is aimed at combating waste and spreading the message of awareness regarding the finite nature of water resources.

By means of this program, SABESP organizes improvements to the hydraulic structure of schools, hospitals, public toilets, prisons and nurseries, as well as arranging lectures regarding the conscientious use of water, which contribute to the formation of multipliers of the message of sustainability.

In 2018, 184 properties were benefited by the program and two municipalities signed up to the program. First established in 1996, PURA is present in nine municipalities that are operated by SABESP, with a total of 3,902 properties benefited. In addition, if a previously established consumption reduction target is achieved, participating public sector customers gain the right to a 25% discount on their bill.

The technological improvement of the sewage recycling process is another initiative aimed at the sustainable use of water. The use of reuse water for industrial purposes and for cleaning streets and irrigating parks and gardens results in significant savings of water, which can be earmarked for human consumption.

In this context, seven years ago SABESP implemented Aquapolo Ambiental, which is regarded as the largest project for the production of industrial reuse water in South America, and the fifth largest in the world. Managed in partnership with the company BRK Ambiental, Aquapolo produces 650 liters a second to serve companies at the Capuava Petrochemical Complex and three other major industries in the region. In addition to Aquapolo, SABESP also has reuse technology at its Barueri, São Miguel Paulista, Jesus Neto and Parque Novo Mundo stations. Currently, SABESP’s production is 785 liters a second.

Studies are under way to prospect new clients in order to consolidate reuse water as a new business for SABESP. The need to increase its use as an alternative supply is vitally important in a region of water scarcity.

Quality water as a priority

The quality of the water distributed complies with the parameters required by Health Ministry Ordinance 2.914/11. For this purpose, 90 types of tests are performed and more than 90 thousand analyses are carried out each month to measure parameters of turbidity, color, chlorine, total coliforms, metals and agrochemicals, among other items. This work is carried out at 16 sanitary control laboratories.

Most of the laboratories are accredited by the National Institute of Metrology, Quality and Technology (Inmetro) and the Water Quality Reports are forwarded on a monthly basis to the Ministry of Health. These reports are also made available to the Sanitary Surveillance Departments of the municipalities operated. Customers are informed of the results in their bills, which give a summary of the parameters evaluated.

In addition, SABESP has a team of tasters, who are specialists including chemists, biologists and technicians responsible for analyzing variables in the flavor, aroma and density of the liquid. The results are sent to the water treatment plants in order to guide the treatment of water and make preventive or corrective adjustments.

SANITARY SEWAGE

HEALTH, DEVELOPMENT AND THE SUSTAINABLE MANAGEMENT OF WATER RESOURCES

The expansion of the sanitation infrastructure is reflected in a decrease in infant mortality, the decontamination of rivers, improvement in educational conditions and better real estate and tourism sectors. On the economic front, it exerts a direct influence on attracting more investments and the consequent generation of jobs and income for the population.

In the municipalities operated in December 2018, SABESP registered rates of 90% for provision of a sewage collection network (coverage), 83% for the sewage collection service (effective connections in the networks) with 76% of households connected to the sewage treatment network.

In 2018, the actions to expand sewage collection and treatment required investments of R$ 1.9 billion. Over the course of the year, new sewage treatment plants (STPs) came into operation and 215,300 new sewage connections were installed.

The metropolis and the challenges of sanitation

The Metropolitan Region of Sao Paulo (SPMR) is characterized by huge contrasts. While accounting for a large part of the country’s national wealth and being at the forefront of Brazilian production in the industrial and services sectors, the SPMR also presents a scenario of marked social shortcomings, which are reflected by disorderly urbanization, with little or no planning of the occupation of urban space.

Irregular occupations, particularly in environmental preservation areas together with illegal discharge of residential and industrial sewage make expanding sanitation services in one of the world’s largest urban clusters an even more challenging task.

To deal with this situation, 26 years ago SABESP implemented the Tietê Project with the consistent expansion of the infrastructure for the collection, transport and treatment of sewage advocated in the Metropolitan Region of Sao Paulo’s Sewage Master Plan.

Between 1992 and 2018, around US$ 2.9 billion was invested, with R$ 441.9 million of this just in 2018, with a direct impact on the progressive revitalization of the Tietê river and its tributaries, as well as on the population’s health and quality of life. In addition to its own resources, the program includes financing from the IDB (Interamerican Development Bank), the Caixa Econômica Federal (Federal Savings Bank) and the BNDES (National Bank for Economic and Social Development).

As a result, the volume of sewage treated in the metropolitan stations leapt from a figure of four thousand liters per second to the current 18.7 thousand liters a second. This difference of 14.7 thousand liters a second is equivalent to the sewage generated by approximately ten million people. As a result of this, sewage collection in the SPMR’s urbanized area, which stood at a level of 70% in 1992, shot up to 87% in 2018. And sewage treatment rose from 24% to 70% of the volume collected, over the same period.

Due to the volume of investments and the sheer scale of the construction work, the Project was divided into stages and is regarded as the largest environmental sanitation program in the country. The third stage of the Project is in progress with 70% of the construction work concluded, and will enable a further leap in the levels of sewage collection and treatment. At the same time, actions planned for the fourth stage are being brought forward, with the focus being on optimizing the systems and expanding the areas served with sewage collection and treatment.

In 2018, the highlight was the completion of the second phase of the construction work for the expansion of the Barueri STP, the largest sewage treatment plant in South America, which saw its treatment capacity increase from 12 thousand liters a second (in 2017) to 16 thousand liters per second.

Also worth mentioning was the implementation of the 7.5 km long ITi-7 sewage interceptor under the Marginal Tietê, which, after its completion, foreseen for the start of 2020, will benefit approximately 2 million people living in the city of Sao Paulo’s central and southern regions.

The improvement of water quality of the metropolitan area’s water sources, rivers and streams also includes the actions of the “Córrego Limpo” (Clean Stream) Program, which operates in connection with improvements to the sanitary sewage system around the streams, as well as to cleaning, maintenance and environmental education. Set up in 2007, the program has already required investments of more than R$ 250 million for the decontamination and maintenance of 151 streams in the city of São Paulo, directly benefiting 2.5 million people who live in the areas of the decontaminated river basins. Around R$ 9 million was invested in 2018, between the company’s own resources and funds from the Caixa Econômica Federal.

The work is carried out in partnership with the municipality’s executive branch. SABESP is responsible for the mapping, inspection, renewal and extension of the collection networks, in addition to installing new connections based on sweeps of illegal sewage disposal. Included among the actions, monitoring of the water quality of the polluted streams and the promotion of socio-environmental awareness are also carried out by means of meetings with the communities in the surrounding area.

For its part the city hall is responsible for cleaning the river beds and the banks of the streams (cutting the undergrowth, removing debris, etc.), for maintaining rainwater galleries and storm drains, and for inspecting irregular dumping in the galleries and by households that are not connected to the networks. In addition to this, it is responsible for regularizing and redeveloping valley bottoms, making it possible to install the sewage infrastructure, and for the evacuation of irregular areas, registering the families in housing programs.

The expansion of the basic sanitation structure coupled with programs such as Clean Stream has a positive impact on the rivers that intersect the metropolitan region. In 2018, the Fundação SOS Mata Atlântica (SOS Mata Atlântica Foundation), an NGO that monitors the conditions of the river, attested to an 8 km decrease in the extent of the pollution vis-à-vis 2017. During this period of more than two decades, the polluted stretch has diminished by 408 km. This is the smallest extent of the pollution ever registered, a 77% decrease according to a survey by the SOS Mata Atlântica Foundation, which was published in September 2018.

The increase in the collection and transportation of sewage by means of the Pro-Billings program is another action that will benefit more than 250,000 residents of the region of one of the largest metropolitan reservoirs, resulting in an environmental gain for all of the basin’s inhabitants. Continuing with the construction work, in 2018, work got under way on the second phase of the project, which will serve 40 districts with the installation of 89 km of collector networks, 42 km of trunk collectors, 39 sewage pumping stations and the connection of 83 thousand properties to the networks.

When it is completed in 2020, the new structure will collect and forward for treatment more than one billion liters of sewage a month. This second phase entails an investment of US$ 123 million and the creation of 1.2 thousand jobs.

In addition, in 2018, in Greater São Paulo, two compact sewage treatment plants were put into operation. Together, the plants process a total of 7.5 million liters of sewage a month, thus preventing this amount from reaching the Tietê River and its tributaries. The technology of these plants means that they can be operated remotely and can function by means of a photovoltaic system (solar energy).

Easy to install in small spaces, compact stations are used as a temporary measure to serve regions where there are still no large pipelines for transporting sewage or where the installation of these pipes is impossible on account of areas with irregular occupation.

In addition to operating its systems, SABESP is a partner in Attend Ambiental, a company that operates in the treatment of the Metropolitan Region of Sao Paulo’s non-domestic sewage. Set up in 2014 as a partnership between SABESP and Estre Ambiental, Attend offers industries the outsourcing of pre-treatment of sewage, bringing it into line with the standards required by the environmental legislation. In 2018, the company pretreated more than 1.6 million m³ of non-domestic sewage, which was then forwarded to the Barueri STP for conventional treatment.

Universalization in the interior of the state

In the interior of the state, SABESP is the concessionaire responsible for 314 municipalities, giving a total of 5.8 million people served. As part of the Company’s ongoing efforts to universalize the collection and treatment of sewage in operated areas, in 2018 five sewage treatment plants (STPs) were delivered. Another 15 stations are under construction and are expected to be delivered by 2021.

Also in 2018, the installation or relocation of networks and outfalls, the installation of pumping stations and operational improvements to the systems, such as the cleaning of ponds and replacement of aerators, round out the package of actions undertaken.

The high investments and the commitment to increasing the quality of the service and to expanding the collection and treatment of sewage can be observed from the prominent position of the municipalities in the interior of the State of São Paulo operated by SABESP in sectoral studies, such as those drawn up by Instituto Trata Brasil, Abes and the National Health Foundation. The actions and investments in the state’s interior region, together with the progress made in the metropolitan region and in the coastal region of the State of São Paulo, contribute directly to improving the quality of the main rivers that intersect the state. In this context, apart the Tietê river, the important rivers are the Paraíba do Sul and its tributaries and the Jundiaí, which after more than three decades is once again harboring the fish that gave the river it name, the jundiá, along with the Piracicaba river, which year after year has been registering improvement in the quality of its waters.

Investments in the Vale do Ribeira also reflect the excellent condition of the Paranapanema, a river that separates the states of São Paulo and Paraná, which has one of the best water quality classifications to be found anywhere in the country.

Although it is obvious that sanitation work plays a vital role in the improvement of water bodies, it should be pointed out that the origin of the pollution of rivers and streams lies in the industrial effluent that has been disposed of in an irregular way, in the garbage thrown into the streets that ends up being carried by the rains into the rivers (diffuse pollution), in the disorderly occupation of the soil, especially in areas of environmental protection, as well as the illegal dumping of sewage in rainwater drains, and it is essential that society and the municipalities take action to ensure the correct disposal of garbage, proper residential connection to the sewage collection networks and the cleaning of the cities.

Sanitation on the coast of the State of São Paulo

Over the course of its eleven-year existence, the Onda Limpa (Clean Wave) Program, which is the largest environmental sanitation program on the Brazilian coast, has already received investments of around R$ 1.9 billion in sanitation construction projects in the Baixada Santista region, which are carried out using the company’s own resources as well as financing from JICA and the BNDES. Since the program first got under way, in 2007, the coverage ratio of the sewage collection networks has risen from 53% to 80%, with 100% of the sewage collected being treated.

The highlight in 2018 was the start of the 2nd Stage of the Clean Wave Program, with the contracting of the construction work for the adaptation and improvement of sanitation in the municipality of Praia Grande, with a total investment of about R$ 400 million.

In the Northern Coastal region, 69% of the formal area is covered by the sewage network and 100% of the sewage collected is treated. When the program first began, more than a decade ago, the level of sewage collection was a mere 36%. It should be stressed that the company treats 100% of the sewage collected in the region’s four cities. In 2018, approximately R$ 46 million was invested in the program.

Greater access for low income families

Notwithstanding the investments made in the expansion of the collection networks, the lack of economic conditions for a segment of customers to connect their sanitary installations to SABESP’s pipelines means that sewage continues to be disposed of in an irregular way. In order to deal with these situations, at the end of 2011 SABESP and the State Government launched the Pro-Connection Program, the operating name of which is Se Liga na Rede (Connect to The Network).

Under the Program, interconnection installation costs are paid entirely by the government (80%) and by SABESP (20%). Concession of a social tariff is one of the social actions aimed at providing access to low-income families (up to three times the monthly minimum wage). By 2018, internal adjustments and connections had been carried out in 25,500 residences.

Sewage connection is compulsory for those who live in urban areas and have a property on a street that has collectors, and it is the responsibility of city hall to undertake the relevant inspections. In 2018, SABESP registered about 145 thousand properties with irregular connections and regularized more than 25.8 thousand cases, 20 thousand of which were located in the SPMR.

Technology and innovation

The final destination of the solid waste from water and sewage treatment systems has been one of the areas of greatest concentration of SABESP’s studies and research to find economically viable and environmentally sustainable solutions.

Due to its size, the Barueri Sewage Treatment Station (STP), which is the largest sewage treatment plant in South America and which accounts for more than half of the total volume of sewage treated in the São Paulo Metropolitan Region, has been the object of major projects, such as the thermal treatment of sludge using plasma technology. In the final stage of implementation of the pilot project, this technology converts the sludge into vitreous residue, which offers significant potential for the reuse of the material in civil construction, along with other uses. The conversion is made by subjecting the sludge to high temperatures (of around 1500 °C), which drastically reduces the volume of waste to be transported and disposed of in landfills.

At plants in the state’s interior, sludge drying initiatives by means of solar irradiation are under development. In this context, in 2018 SABESP obtained approval from the Ministry of Agriculture to produce and commercialize the product resulting from the transformation of the sludge from sewage treatment plants into organic fertilizer, based on this process. Christened Sabesfértil, production of the fertilizer is in the process of being implemented at the Lageado STP in the municipality of Botucatu, with a capacity to process up to 25 tons of sludge a day. The marketing strategy is under study.

The organic fertilizer can be used for various crops, such as sugarcane, coffee, apples, oranges, corn and soybeans. There are only restrictions on crops in flooded areas, pastures and plants of which the edible part has direct contact with the soil - such as green vegetables, tubers and roots. Sabesfértil’s studies began in 2014, in partnership with Unesp and FAPESP. The whole production process has undergone technical analysis and studies and the final product is in accordance with the standards required by the regulatory bodies.

The processing system of biogas for vehicle use was inaugurated in the municipality of Franca as a result of a partnership with the German Fraunhofer Institute. The station treats an average of 500 liters of sewage a second and produces about 2,500 Nm³ of biogas a day. The resulting biomethane is the equivalent of 1,500 liters of gasoline. At the same time, performance and fuel autonomy analyzes are being carried out on different vehicles, such as its use in buses and in passenger vehicles.

What this set of actions that are under way have in common is the important mission of contributing to the sustainability of the entire sewage treatment process, with a view to reducing operating costs and also reducing the amount of sludge disposed of in landfills. In the case of the biomethane, it also helps reduce the greenhouse gas emissions which are produced by conventional fuels.

ECONOMIC AND FINANCIAL MANAGEMENT

RESULTS CONVERTED INTO GREATER ACCESS AND QUALITY OF SERVICES

In light of the mission to continue to work towards universal access to sanitation in the State of São Paulo, and also as a result of the effect of the change in the population’s consumption pattern due to the water crisis and the poor performance of the Brazilian economy, in 2018 the Company endeavored to maintain its economic-financial balance. This was largely achieved by means of the interaction with ARSESP over the course of the process of the 2nd ordinary tariff review, the formalization of program agreements with key municipalities in the Baixada Santista Metropolitan Region and, also with the efforts put into the recovery of debt owed by the municipality of Guarulhos.

In the midst of an extremely uncertain political environment on account of the elections for the state and federal governments, the Company registered the start of another historical partnership: an agreement with the Municipality of Guarulhos to settle its debt with SABESP and hand over operation of the municipality’s water and sewage services to the Company.

The agreement, which was signed in December 2018, included an Adjustment Agreement for Payment and Receipt of Debt between the Guarulhos Autonomous Water and Sewage Service, the Municipality of Guarulhos and SABESP, in addition to a Public Services Provision Agreement, which follows the same principles as the metropolitan agreements that have already been signed in the region.

The signing of the Adjustment Agreement brings to a close all legal disputes between the parties and suspends the court order debt payments for the term of the Agreement, which will remain as guarantees of full compliance with the Adjustment Agreement.

In addition, the Adjustment Agreement also provides for the transfer of the sum of R$ 50 million from SABESP to the municipality with the objective of equating the administrative costs to terminate the provision of the Services by SAAE and, that all the civil servants and employees who are among SAAE’s permanent headcount are temporarily assigned to SABESP for a period of six months. As of the seventh month, 400 of SAAE’s employees will remain assigned for a maximum period of four years, with SABESP being responsible for all the costs associated with these assignments.

By means of the Adjustment Agreement, the State of São Paulo and the Municipality granted the Company, for a period of 40 years, the services of water supply and the collection, disposal and treatment of sewage, with the exception of a portion of the sewage disposal and treatment, which will remain under the direct or indirect responsibility of the Municipality.

SABESP will invest about R$ 2 billion in the municipality over the course of the agreement period and all commercial management of the services will be carried out by the Company, including meter reading, billing, collection and customer relations. The regulatory functions, including tariffs, control and supervision of the services were delegated to Arsesp.

In addition, the agreement includes a regulatory transfer from SABESP to the Municipal Fund for Environmental Sanitation and Infrastructure of (i) the annual sum of R$ 30 million in the first 5 years of the contractual term; and (ii) from the 6th year of the agreement onwards, 4% of the net revenue earned in the Municipality, which will be transferred to the tariff, as authorized by ARSESP in the Second Ordinary Tariff Review.

In addition to improving services in Guarulhos, which, with a population of 1.3 million, is the second most populous city in the State of São Paulo, the agreement contributes to the clean-up of the Tietê River and guarantees legal, financial and asset security to SABESP, its shareholders and creditors, as well as enabling the company to provide quality services directly to the population.

More information about the Adjustment Agreement and the Agreement with Guarulhos can be found in the Material Fact published on December 12, 2018.

Debit balances of the other municipalities served on a wholesale basis

Among the municipalities to which SABESP supplies water on a wholesale basis, Mauá and Santo André continue to record a significant history of default.

In 2015 and 2016, the Company signed Memorandums of Intent with Santo André and Mauá, respectively, in an attempt to recover the amounts owed and to reestablish commercial relations. However, negotiations were interrupted in 2016.

The Company signed a new Memorandum of Intent with the municipality of Santo André in March 2019 to draw up studies and assessments, with a view to the establishment of commercial relations and consideration of the existing debts. The negotiations with the municipality of Maua that were announced in April 2018 have not made any progress.

Proposal to amend the Sanitation Legal Framework

SABESP’s operations take place both in locations where responsibilities for planning, supervision and regulation, including the tariffs for basic sanitation services, are assigned to the municipalities, as well as in locations where they are shared between the state and the municipality. Federal Law No. 11.445/2007 introduced national guidelines for the contracting and provision of the services, and subsequently Federal Decrees No. 7,217/2010, 8,211/2014, 8,629/15 and 9,254/17 regulated the application conditions of the aforesaid law.

Federal Law 11,455/2007 requires the States to set up independent entities with the responsibility to regulate, including tariffs, and also to monitor and oversee the services. Supplementary State Law No. 1,025/2007 governs ARSESP’s regulatory and supervisory responsibilities in relation to the basic sanitation services that the Company provides in municipalities that have accepted the state agency’s rules. The guidelines according to which the Company adjusts its tariffs were defined by State Decree No. 41,446/1996, which was ratified by Federal Law 11,445/2007, and regulated by resolutions issued by ARSESP.

However, on December 28, 2018, the Presidency of the Republic published Provisional Measure No. 868 (MP 868), which proposes to amend Federal Laws Nos. 11,445/07, 9,984/00, 10,768/03 and 13,529/17. This measure is valid for 120 days (sixty days, extendable once only for a period of the same length) from the date of publication and its conversion into law is awaiting approval by the National Congress.

Although MP 868 has been in force since its publication, it is currently not possible to predict its impacts on the agreements that will be signed while it is force. If the measure is converted into law, the Company’s business, operating results and financial condition may be affected.

Economic-Financial Performance

In 2018, the Company posted a net income of R$ 2.8 billion, against the R$ 2.5 billion registered in 2017.

History of Income

Net operational revenue (including construction revenue) came to a total of R$ 16.1 billion, a 10.1% increase over the previous year.

History of Net Operational Revenue

Gross operating revenue from the provision of sanitation services (excluding construction revenue) totaled R$ 14.3 billion in 2018, which is an increase of R$ 2.1 billion, or 16.6%, by comparison with the R$ 12.2 billion figure registered in 2017.

The increase in gross operational revenue can mainly be attributed to the following factors: (i) the 7.9% tariff repositioning since November 2017, (ii) the 3.5% tariff repositioning since June 2018, (iii) a 1.5% increase in the total volume billed, and (iv) the agreement with the municipality of Guarulhos in 2018.

Construction revenue declined by R$ 350.0 million, or 11.1%, by comparison with 2017. The variation is mainly due to the greater investment made in the construction of assets within the municipalities operated in 2017, particularly in the São Lourenço Producing System.

History of Gross Operational Revenue

Volume of water and sewage billed (1) by category of use - million m3

	Water			Sewage			Water + Sewage
	2018	2017	%	2018	2017	%	2018	2017	%
Residential	1,607.0	1,580.9	1.7	1,375.6	1,346.5	2.1	2,981.6	2,927.4	1.9
Commercial	166.8	166.1	0.4	161.3	159.3	1.3	328.1	325.4	0.8
Industrial	31.0	31.4	(1.3)	37.7	37.5	0.5	68.7	68.9	(0.3)
Public	40.4	40.8	(1.0)	36.4	36.3	0.3	76.8	77.1	(0.4)
Total retail	1,845.2	1,819.2	1.4	1,610.0	1,579.6	1.9	3,455.2	3,398.8	1.7
Wholesale (2)	262.7	256.7	2.3	31.1	37.6	(17.3)	293.8	294.3	(0.2)
Total	2,107.9	2,075.9	1.5	1,641.1	1,617.2	1.5	3,749.0	3,693.1	1.5

(1)        Not audited

(2)        Wholesale includes the volumes of re-use water and non-domestic sewage

Volume of water and sewage billed (1) by region - million m3

	Water			Sewage			Water + Sewage
	2018	2017	%	2018	2017	%	2018	2017	%
Metropolitan	1,194.5	1,175.8	1.6	1,043.8	1,024.1	1.9	2,238.3	2,199.9	1.7
Regional systems (2)	650.7	643.4	1.1	566.2	555.5	1.9	1,216.9	1,198.9	1.5
Total retail	1,845.2	1,819.2	1.4	1,610.0	1,579.6	1.9	3,455.2	3,398.8	1.7
Wholesale (3)	262.7	256.7	2.3	31.1	37.6	(17.3)	293.8	294.3	(0.2)
Total	2,107.9	2,075.9	1.5	1,641.1	1,617.2	1.5	3,749.0	3,693.1	1.5

(1) Not audited

(2) Consisting of the coastal and inland regions

(3) Wholesale includes the volumes of re-use water and non-domestic sewage

In 2018, costs, administrative and commercial expenses and construction costs showed a 2.8% increase (R$ 297.0 million). Disregarding the effects of construction costs, the increase was 8.4% (R$ 637.8 million). The share of costs and expenses in net revenue was 68.0% in 2018, compared with 72.9% in 2017. For further information regarding the composition and changes in costs and expenses, see the Earnings Release, which is available on the Company’s website at www.sabesp.com.br/investidores, item Financial and Operational Information in the top menu.

Adjusted EBITDA showed a 24.1% increase, rising from R$ 5,269.3 million in 2017 to R$ 6,540.6 million in 2018, and the adjusted EBITDA margin was 40.7%, vis-à-vis the 36.1% result seen in the previous year. Excluding the effects of construction revenue and costs, the adjusted EBITDA margin was 48.8% in 2018 (versus 45.4% in 2017).

             History of Adjusted EBITDA and Adjusted EBITDA Margin

Reconciliation of Adjusted EBITDA1 (Non-accounting Measurements)      (R$ million)

	2018	2017	2016	2015	2014
Net income	2,835.1	2,519.3	2,947.1	536.3	903.0
Financial income	1,264.3	458.1	(699.4)	2,456.5	635.9
Depreciation and amortization	1,392.6	1,301.9	1,146.6	1,074.1	1,004.5
Income and social contribution taxes	1,077.3	984.3	1,181.9	51.2	371.8
Other operating revenues/expenses, net[2]	(28.7)	5.7	(4.7)	(143.8)	3.5
Adjusted EBITDA	6,540.6	5,269.3	4,571.5	3,974.3	2,918.7
Adjusted EBITDA margin	40.7	36.1	32.4	33.9	26.0
Construction revenues	(2,802.7)	(3,150.9)	(3,732.9)	(3,336.7)	(2,918.0)
Construction costs	2,739.7	3,080.5	3,651.4	3,263.8	2,885.5
Adjusted EBITDA excluding construction revenues and costs	6,477.6	5,198.9	4,490.0	3,901.4	2,886.2
Adjusted EBITDA margin excluding construction revenues and costs	48.8	45.4	43.3	46. 6	34.4

1 Adjusted EBITDA (“Adjusted EBITDA”) corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) the financial result and (iv) other net operating revenues/expenses. Adjusted EBITDA is not a measure of financial performance according to the accounting practices adopted in Brazil, or the IFRS - International Financial Reporting Standard, nor should it be considered in isolation or as an alternative to net income, as a measure of operational performance, or as an alternative to operational cash flows, or as a liquidity measure. Adjusted EBITDA has no standardized meaning, and the Company’s definition of Adjusted EBITDA may not be comparable to those used by other companies. The Company’s management believes that Adjusted EBITDA provides a useful measure of its performance, which is widely used by investors and analysts to evaluate performance and compare companies. Other companies may calculate Adjusted EBITDA in a different way to the Company. Adjusted EBITDA is not part of the financial statements.

Adjusted EBITDA is designed to present an indicator of operational economic performance. Sabesp’s adjusted EBITDA is equal to net income before net financial expenses, income tax and social contribution, depreciation and amortization, and other net operating revenues/expenses. Sabesp’s Adjusted EBITDA serves as a general indicator of economic performance and is not affected by debt restructuring, interest rate fluctuations, changes in the tax burden, or levels of depreciation and amortization. As a result, Adjusted EBITDA serves as an appropriate instrument for a regular comparison of operating performance. In addition, there is another formula for calculating Adjusted EBITDA that is adopted in clauses of some financial commitments. Adjusted EBITDA allows a better understanding not only of operational performance but also of the Company’s ability to meet its obligations and raise funds for investments in capital goods and working capital. However, Adjusted EBITDA, has limitations that prevent it from being used as an indicator of profitability because it does not take into account other costs resulting from Sabesp’s activities or certain other costs that may significantly affect its profits, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

2 Other operational revenues consist of gains on sales of property, plant and equipment, sales of public notices, sale of electricity rights, indemnification and reimbursement of expenses, fines and sureties, leasing of real estate, re-use water, Pura’s projects and services and are shown net of Cofins and Pasep. Other operational expenses consist of the write-off of concession assets due to obsolescence, deactivated construction works, unproductive wells, economically unviable projects, loss of fixed assets and surplus cost of commercialized electricity

Investments

In 2018 the Company invested the sum of R$ 4.2 billion. Out of this total, R$ 2.1 billion are investments that did not affect cash.

The table below details the investments made, broken down between water, sewage and the region:

R$ million current

	Water	Sewage	Total
São Paulo Metropolitan Region	1,986.3	1,495.7	3,482.0
Regional Systems (inland and coast)	338.0	357.4	695.4
Total	2,324.3	1,853.1	4,177.3

Note: Does not include the commitments assumed under the program agreements (R$ 207 million).

For the period from 2019 to 2023, the Company plans to directly invest about R$ 18.7 billion, with R $ 7.7 billion of this being in water and the remaining R$ 11.0 billion in sewage collection and treatment:

Indebtedness

In 2018, total debt amounted to R$ 13.2 billion, by comparison with the R$ 12.1 seen in 2017. Amortization in the period totaled R$ 1.7 billion.

The increase in total debt was partially due to the dollar’s and yen’s appreciation against the Real, which raised the amount of foreign currency denominated debt to R$ 6.7 billion (in 2017 the figure was R$ 5.7 billion), an amount equal to 50.7% of the total indebtedness.

The dollar ended the year at a price of R$ 3.8748, which represents a 17.1% increase against 2017. The yen rose from R$ 0.02940 as at December 31, 2017 to R$ 0.03527 as at December 31, 2018, which is an appreciation of 20%.

Although there was this increase in debt, there was a reduction in the covenant ratio (financial leverage indicator) “Total Debt/Adjusted EBITDA” which dropped from 2.27 times in 2017 to 1.99 times in 2018. This level of indebtedness is below the contractual limit of 3.65 times, which is a requirement of some issues of the Company’s debentures (15th, 17th, 19th and 20th). This covenant is also included in the 2020 Eurobonds, in the AB Loan and in the Syndicated Loan (Deutsche Bank US $ 150,000,000).

The most recent issues of debentures (21st and 22nd Issues) use the covenant ratio “Adjusted Net Debt/EBITDA”, with a limit of 3.5 times, with Net Debt corresponding to Total Debt minus cash and cash equivalents, in addition to net marked-to-market value of foreign currency-denominated hedge transactions, as defined in the deeds of issue. This change seeks to align the indicator with market practice, which for the most part uses the net debt indicator. At the end of 2018 the covenant ratio “Adjusted Net Debt/EBITDA” stood at a level of 1.52 times.

SABESP does not use currency hedging instruments. The foreign currency debt is very low cost, has diluted payment flow and a long-term maturity, enabling the Company to mitigate and offset the effects of the FX variation.

The Company has adequate access to the domestic and international credit markets, maintaining strong relationships with public sector banks, particularly the National Bank for Economic and Social Development (BNDES) and the Federal Savings Bank (Caixa Econômica Federal), as well as multilateral agencies such as the IDB (Inter-American Development Bank), IBRD (International Bank for Reconstruction and Development) and JICA (Japan International Cooperation Agency).

In this way, it benefits from an extended debt amortization profile, at financing costs compatible with its investment cycle, particularly those granted by domestic official banks and multilateral lending agencies.

The ratings assigned to SABESP remained stable throughout 2018. Of the main rating agencies, only S&P reviewed the credit rating. Thus the long-term domestic rating that was brAA-, at the end of 2017, went to brAAA in 2018, while the global scale rating went from BB to BB-, reflecting the downgrade of Brazil’s foreign currency credit rating by S&P from BB to BB-. The Company’s ratings at the end of 2018 are shown below:

	Fitch	Moody’s	S&P
Domestic scale	AA(bra)	Aa2.br	brAAA
Global scale	BB	Ba2	BB-

Additionally, in February 2019, the final installment of SABESP’s 15th Debenture Issue was repaid and in March, full early redemption was made of the R$ 250 million balance of the 20th issue of debentures.

Fund-raising

In 2018, the Company contracted a sum of R$ 1.4 billion, used to rebuild cash, to refinance financial commitments and to finance its investment plan.

In February 2018, SABESP made its 22nd Issue of Debentures, in the total amount of R$ 750 million, divided into three series. The first series, in the amount of R$ 100 million, maturing in 3 years, single repayment and remuneration of the CDI rate + 0.58% p.a., the second series, in the amount of R$ 400 million, maturing in 5 years, repayment in two annual installments and remuneration of the CDI rate + 0.90% p.a., and the third series, in the amount of R$ 250 million, maturing in 7 years, repayment in two annual installments and remuneration of the IPCA rate + 6.00% p.a. The funds were used for the refinancing of financial commitments that matured in 2018 and to rebuild cash.

In December 2018, the Company signed financing agreements with the Caixa Econômica Federal, for a total of R$ 652.2 million. These loans were selected by the Ministry of Cities - Advance Cities Program. The funds come from the FGTS (Government Severance Indemnity Fund for Employees) and will be used for water supply and sanitary sewage construction works and services in municipalities located, for the most part, in the Metropolitan Regions of São Paulo and Campinas. The total term is of up to 24 years, with a grace period of up to 4 years and interest pegged indexed to the TR (Referential Rate) plus 6% per annum, plus an administration fee of 1.4% a year and a risk fee of 0.5% a year.

More information on the Company’s sources of financing can be found in Note 17 to the Financial Statements.

Stock Market

In 2018, the IBOVESPA index closed up 15.0%, boosted by political and economic expectations, while SABESP’s shares ended the year at a price of R$ 31.50, which was a 5.5% decline by comparison with the R$ 34.33 recorded at the end of 2017. The Company’s capitalization process was halted and the disclosure by ARSESP of SABESP’s Tariff Repositioning Index of 3.5070% was regarded as less than that which had been estimated for the Company. In this context, the agreement with the municipality of Guarulhos, which was signed on December 12, 2018, was not enough to overcome the market’s disappointment in the previous months.

SABESP’s ADRs closed down 21.2%, at US$ 8.02, impacted by events in the Brazilian market and due to the 17.1% depreciation of the Real against the US Dollar in 2018. In the same year, international stock markets ended the year in decline for a number of factors, with the US market as follows: Dow Jones -5.6%, Nasdaq -3.9% and S&P 500 -6.2%. The Company’s shares participated in 100% of the B3 trading sessions and the annual financial volume traded was R$ 12.3 billion, which is a 2.4% decrease against 2017. On the New York stock exchange, the year ended with 125.3 million ADRs being traded and an annual financial volume of US$ 3.9 billion, which was 11.4% less than in 2017. The equity value of the shares ended the year at R$ 28.59, which was an 11.5% increase by comparison with 2017. In 2018, SABESP continued to be included in one of B3’s main indices and continued to be monitored by the market’s main financial institutions.

Tariffs and Regulation

In May 2018, ARSESP announced the outcome of the Final Stage of SABESP’s 2nd Ordinary Tariff Review, which resulted in a tariff repositioning index of 3.5070%. In light of this result which was considered to be below expectations, SABESP filed a request for reconsideration with ARSESP together with a request for clarification and revision.

The request for reconsideration consists of an administrative appeal addressed to ARSESP’s President, requesting a review of the regulatory decision based on ARSESP Resolution No. 794/2018 and aims to apply the due compensatory adjustment on revenue, electricity cost and investments measured during the first cycle.

The request for clarification and revision requests: i) an explanation of the reasons that led to a significant reduction in the final projections of OPEX for the period 2017 to 2020; ii) a revision of the X Factor calculations; iii) a revision of the calculations of the compensatory adjustment on account of the delay in the application of the 2nd Ordinary Tariff Review; and iv) revision of the calculation of the financial component in relation to municipal funds.

In response, in February 2019 ARSESP decided to refuse the aforementioned request for reconsideration (administrative appeal). With regard to the request for clarification and revision, ARSESP corrected the X Factor and the compensatory adjustment on account of the delay in the application of the 2nd Ordinary Tariff Review, which will imply an index of 0.8408%, to be applied in May 2019, together with the annual tariff adjustment.

For the purpose of providing reliability, clarity and security to decision-making in the regulatory process related to ARSESP’s 2019-2020 Regulatory Agenda, in November 2018, ARSESP opened Public Consultation No. 09/2018, the result of which was announced in January 2019.

One of the topics of the 2019-2020 Agenda is the regulatory criteria for recognition in the tariffs of transfers to municipal funds for basic sanitation, expected to be concluded in the first half of 2019. For this discussion ARSESP opened Public Consultation No. 02/2019.

Dividends

In accordance with the Company’s Bylaws, the common shares are entitled to the mandatory minimum dividend, which corresponds to 25% of net income for the year, obtained after deductions determined or permitted by law and that can be paid in the form of interest on equity. In addition, in 2018, the Company drafted its dividend distribution policy, to which it added that the payment of the mandatory minimum dividend will be maintained until such time as universal access to basic sanitation services is achieved in the area operated. The policy also provides that dividends may be paid in the form of interest on equity. In this case, the income tax levied on the amount to be paid to the shareholder will be considered an additional dividend.

In 2018, SABESP distributed dividends in the form of interest on equity in the amount of R$ 703.9 million, related to 2017, which translates into around R$ 1.0298 per common share, a pay-out of 27.94% and a dividend yield of 3.0%.

In relation to 2018, the Board of Directors resolved on the proposal to pay interest on equity in the amount of R$ 792.2 million, which corresponds to R$ 1.15900 per common share, a payout of 27.94% and a dividend yield of 3.68%, with payment scheduled to commence on June 28, 2019.

ENVIRONMENT

ENVIRONMENTAL MANAGEMENT, INNOVATION AND TECHNOLOGY FOR THE BENEFIT OF SUSTAINABILITY

Basic sanitation has sustainability at its heart, with a positive impact on public health, the quality of people’s lives and the socioeconomic development of the area served. At SABESP, environmental management is backed up by a set of procedures that combine environmental issues with business guidelines. In addition, the quest for innovation and technological increase makes up one of the Company’s strategic lines, encouraging research, design, and the adoption and dissemination of new sustainable solutions that add technology and efficiency to water and sewage services.

Supported by an Environmental Policy, the Company aims to achieve the integrated development of its activities by means of corporate programs which are focused on operations. For this task, in 2007 an environmental corporate area was set up, along with Environmental Management Centers (NGAs) at the Business Units, where they act as environmental management operational agents. These programs are disseminated throughout the entire area operated by means of the NGAs, ensuring the uniformity of procedures and information, and based on two pillars: namely the maintenance of environmental compliance and of changing the environmental culture at SABESP.

Environmental Management System and ISO 14001 Certification

In 2018, on the operational front, SABESP continued with the progressive implementation of the Environmental Management System (SGA) at the Sewage Treatment Stations (STPs) and water treatment plants (WTPs). Structured in 2009, this corporate program is based on the main guidelines of ISO 14001, with a focus on the development of preventive and sustainable actions, with improvement in the operation and of the processes at the treatment stations, as well as minimizing accident risks and generating environmental liabilities.

Since 2015, SABESP has been working with a mixed model, with ISO 14001 being applied to a limited number of certified stations, and the company uses its own environmental management model (known as SGA-SABESP) for the other stations, without certification objectives. The model was developed with a view to streamlining the process of implementing this system at the various business units, with its main emphasis being on facilitating the incorporation of environmental management tools into the operational routine.

Over the course of 2018, the SGA was implemented at 94 stations, maintaining ISO 14001 certification at another 35 stations. In all, the SGA is present in 271 water and sewage stations, with annual targets for expansion of the system and with the prospect of its being implemented at all the stations in operation by 2024.

Training of multipliers for the protection of the environment

Based on the Environmental Policy, SABESP’s environmental actions are also directed towards the dissemination of the message of sustainability and knowledge about the correct use of the installed sanitation structure. In addition, it depends on the involvement of society and partnerships with educational institutions, town halls and non-governmental organizations in order to promote initiatives that encourage mobilization for preservation and respect for the environment.

The Corporate Environmental Education Program (SABESP PEA) includes activities of various types such as training courses and lectures for teachers and students, theater plays, tree planting, competitions, collective efforts for the cleaning-up of beaches and rivers, the release of fry and monitored visits to STPs and WTPs, as well as activities on commemorative dates, such as World Water Day, Environment Day and Tree Day. In 2018, the SABESP PEA gave more than 1,300 environmental education talks and received more than 1,500 monitored visits to the Company’s facilities, catering to around 75 thousand visitors.

In 2018, the highlight was the “Guardians of the Planet” project and activities involving thousands of elementary school and technical secondary school students in the municipality of Botucatu, the 5th National Child and Youth Conference for the Environment, which brought together 1,500 students in the municipality of Lins, a competition for water and electricity savings in the municipality of Itapetininga, collective planting in the streets of the municipality of Santa Cruz do Rio Pardo and social and environmental education work for the community in the area around the Humaitá STP in the municipality of São Vicente.

In addition, there is a corporate environmental training program for employees with specific courses aimed at the operational areas, managers and leaders, covering topics such as the management of water resources, environmental legislation and environmental management practices in the operation, with more than 1,600 people receiving training in 2018.

Initiatives for efficient management of water resources

SABESP participates in and acts in the various levels of the National Water Resources System. It has a seat on the National Council of Water Resources (CNRH) as well as in six of its technical chambers. In the State Water Resources Council - CRH, SABESP has representation in all seven technical chambers.

The Company also takes part in all of the State of São Paulo’s 21 Water Basin Committees and in the 4 Interstate Committees, giving priority to the activities in the chambers that deal with Planning, Sanitation, Environmental Education and Charging for Water Use.

In 2018, the Company disbursed R$ 78.7 million by way of payment for the use of the water resources of rivers under federal and state control. Charges have been implemented in almost all of the hydrographic basins, and it is predicted that 2019 will see the start of charges being made Northern Coastal Region, São José dos Dourados and Alto Paranapanema.

Charging for the use of water is a topic of great interest to SABESP, bearing in mind its relevance in the national debate regarding scarcity and awareness in relation to the rational use of this resource. It is also an important source for financing for the actions planned by the Committees for the recovery and preservation of water resources. Another topic of interest to the Company is focused on the classification of the bodies of water and the need to establish a pact for water quality goals associated with its uses. Among other issues, it is worth highlighting that laws are being drafted for the protection of water sources used for water supply.

With regard to the grants, the existing operating complex is the subject of the Corporate Program for Obtaining and Maintaining the Grants of Right of Use of Water Resources, involving, in particular, the collection grants and the effluent discharge grants, and, as far as environmental licensing is concerned, the Corporate Programs for Obtaining and Maintaining Environmental Licensing of STPs, WTPs and Sewage Pumping Stations (EEEs), the licenses for which have to be renewed from time to time.

For the environmental licensing of new projects, when necessary, forest recovery obligations are established, by way of environmental compensation, so that SABESP is implementing the Corporate Program for Regularization of Terms of Commitment for Environmental Recovery. This program envisages the planting and maintenance of 1 million seedlings of regional native species over a ten-year period in order to meet current obligations as well as future environmental compensation resulting from the implementation of new ventures.

The work began and is part of the Government of the State of São Paulo’s Nascentes Program. Currently, 416 thousand seedlings have been planted and are being cared for in the Cantareira System, in the area around the Cachoeira Reservoir, and 58 thousand seedlings in the Vale do Paraíba, in the municipality of Igaratá. The planting and care of a further 150 thousand seedlings in Cachoeira has already been contracted together with another 110 thousand in the municipality of Mirante do Paranapanema.

Due to the need to preserve water resources, the Company owns and maintains areas inside conservation units, undertaking forest recovery (planting), in addition to supervision and monitoring work. The areas are also made available for environmental studies by universities and activities with the involvement of society through NGOs and other institutions.

Since 1990, SABESP has had two nurseries that have already produced more than 900 thousand native seedlings, of 170 different species, to meet the needs of the projects for the restoration and reconstitution of riparian forest in the area around the water sources that supply the Metropolitan Region of São Paulo. The company also maintains a nursery at the STP in the municipality of Jales, which provides around 5,000 seedlings a year.

Climate change and the management of greenhouse gas emissions

Climatic conditions and extreme events have a direct impact on sanitation activities. Therefore, SABESP’s environmental management is focused on technical training, the quantification of greenhouse gas emissions and initiatives aimed at reducing these emissions, as well as adapting to the current climatic conditions.

In this context, the Company has set up the Corporate Program for the Management of Greenhouse Gas (GHG) Emissions, which results in the preparation of annual inventories for the measurement of these emission, the promotion of awareness about climate issues and incentive for actions that reduce GHG emissions in the operation. These initiatives are in alignment with the responsibilities established in the guidelines and requirements of the State Policy on Climate Change (PEMC).

In 2018, SABESP completed its 2017 corporate GHG inventory, which showed total emissions of 2,369,715 tons of CO2 equivalent (tCO2e), and the same trend was observed as in previous years, namely that sewage collection and treatment activities are the largest sources of GHG emissions, accounting for approximately 89.3% of the total figure. Electricity consumption is the second largest source of emissions, accounting for 9.1% of the total amount. Other activities account for approximately 1.6%.

New technologies: efficiency, cost and sustainability

From the innovation standpoint, SABESP seeks initiatives that target technological development, with a focus on innovation, sustainability and greater economic and financial efficiency. One example of this are the improvements that have been implemented at the Água França Pinto Water Pumping Station, which guarantees the water supply in the Vila Mariana and Avenida Paulista regions, in the state capital. In partnership with Enel (the former AES Eletropaulo) via a Call for Proposals, the pumps, panels and inverters were replaced by more modern and efficient equipment, in an attempt to reduce the plant’s energy consumption.

In partnership with Enel, via a Call for Proposals, replacement is in progress of two sets of motor pumps of the Final Pumping Station of the ABC Sewage Treatment Station (STP), with the aim of reducing the station’s consumption and optimizing the process. In conjunction with Enel, an action is also in progress to replace low-power electric motors with premium high-performance motors. The agreement between the companies rewards SABESP with 40% of the project’s total value. By means of this partnership 12 motors at water pumping stations have been replaced.

Also in 2018, in partnership with the distribution companies CPFL Paulista and CPFL Piratininga, SABESP took part in a project aimed at replacing 79 electric motors that were manufactured prior to 2009, with an average saving of 5% of the energy consumed.

Also worthy of note is the pilot project of the turbo-generator in São Bernardo. The equipment was placed in the treated water mains at the mouth of the reservoir, using the pressure from the water to convert the mechanical energy into electricity. The energy generated will be used at the plant to reduce expenditure on energy by 60%, with the surplus being transferred to the concessionaire. In line with the logic of the energy matrix’s diversification, in 2018, studies were initiated to implement a photovoltaic plant at some of SABESP’s sewage treatment ponds. SABESP’s first photovoltaic plant is in the installation phase in the municipality of Orindiuva and has a generation capacity of 1 MW.

In addition to these initiatives, the Company also contributes to reducing greenhouse gas emissions by means of the SABESP Fleet Renewal Program, an action that has been in place since 2011 which is focused on the replacement of light vehicles that have been in use for more than seven years and heavy vehicles that have been in use for more than 20 years. By 2018, 84% of the light vehicles and 73% of the heavy vehicles had been replaced. In addition to this Program, the Company follows the government’s guidelines regarding the use of ethanol, a renewable fuel, for vehicles with flex characteristics and Diesel S10 for heavy vehicles.

In addition to its environmental importance, economic benefits and the modernization of management are generated by the Fleet Renewal Program, such as reducing fossil fuel consumption, savings in terms of maintenance and documentation, and revenue obtained from the auctions for the sale of the replaced vehicles. As a result of maintaining this program the fleet’s daily availability achieved a 99.5% level, increasing the productivity of operational activities. Starting in 2018, this indicator began to be assessed as acceptable within the range of excellence of between 95% and 100% availability.

Research and innovation

SABESP is guided by the incentive to research and disseminate new solutions that add technology and efficiency to the water and sewage services. This activity is made possible by means of partnerships with educational institutions, entities that encourage research and companies with state-of-the-art technology. In this way, around R$ 10.6 million was invested in 2018 in RD&I projects using the company’s own resources or those raised from development entities.

2018 saw the creation of the Corporate Program of “Research, Technological Development and Innovation”, which makes it possible to differentiate between the financial resources spent specifically for this purpose within its budget structure. These RD&I resources are a differential in SABESP’s results and demonstrate the company’s capacity for innovation and a pioneering approach, which can produce fiscal, tariff and financial advantages.

One of the important partnerships, which has been maintained since 2009, relates to the Cooperation agreement between SABESP and FAPESP, which is aimed at financing research projects at Higher Education Institutions in the State of São Paulo, and which has already yielded 17 projects with universities. Among the research partner institutions are the following: the University of São Paulo - USP, the Aeronautics Technological Institute - ITA, the Federal University of São Paulo - UNIFESP, the National Institute of Space Research - INPE and the State University of São Paulo - UNESP. This Agreement provides for R$ 50 million of non-refundable financing, split equally between SABESP and FAPESP.

In 2018, the second Agreement with FAPESP was signed, the Small Company Innovative Research Program, which focuses on supporting the execution of scientific and/or technological research at micro-, small- and medium-sized companies in the State of São Paulo.

A Financing Agreement that was signed in 2015 with the Brazilian Innovation Agency - FINEP, has enabled SABESP to implement its “Technological Innovations Plan for Sanitation”. The Plan is made up of four projects: a system for the production of reuse water for urban and industrial use; biofiltration units for controlling odor from sewage pumping stations, a drier for sludge from sewage treatment plants (STP) using solar irradiation, which is being implemented in the municipality of Franca; and the Plasma Gasification System using solid waste from STPs, which is in the process of being implemented at the Barueri STP.

Technical cooperation agreements are another way to promote the development of technologies on topics that are a priority for SABESP, such as loss reduction, energy efficiency and alternatives for the treatment and disposal of sludge.

The technology for the use of ceramic membranes for ultrafiltration of silicon carbide for the recovery of waste water from water treatment plants is being compiled, based on an agreement that was signed with a representative of a Danish company.

The Deed of Undertaking that was signed in 2017 with the Federal University of Minas Gerais, in connection with the project “Evaluation of the energy generation potential of the biogas produced in anaerobic reactors applied to the treatment of domestic sewage in Brazil” made it possible to finalize the measurements and assessments of the production of biogas at the STP in the municipality of Várzea Paulista, in June 2018, which resulted in the publication of various technical papers in a technical journal of the sector.

2018 also saw the signing of a letter of intent with the Associação Pró-Ensino Superior in the municipality of Novo Hamburgo for scientific research, development and technological innovation in the sanitation sector, and a technical cooperation agreement with a fiber optics company to evaluate the technical, economic and commercial viability of inserting fiber optics for telecommunications in sewage networks.

Another technical cooperation agreement, which was also signed in 2018, with the “Júlio de Mesquita Filho” State University of São Paulo, is aimed at establishing and regulating a partnership for the development of scientific and technological research projects in areas of common operation and interest, in accordance with the goals of continuous improvement, modernization and sustainability. In the first phase of the Agreement, a research project was initiated to evaluate the technical and environmental feasibility of the use of sludge from a water treatment station as a raw material for the base and sub-base of road surfacing.

Also worthy of mention is the application of raw water for verifying the matrix of dissolved organic matter, which was carried out in eight of the SPMR’s water-producing systems, using an artificial intelligence project design developed by the University of Akron (USA) to manage the formation of by-products based on operational and fluorescence data.

In addition, a technical cooperation agreement is being formalized with a company that manufactures photovoltaic energy powered aerators. The goal is to improve the efficiency of sewage treatment by increasing organic load removal. The performance of the intermittent aeration increment will be analyzed in technical and economic terms, and the fluctuating structure of photovoltaic energy generation will be evaluated.

Reduce, reuse and recycle

Since 2008 SABESP has had a program for the management of solid waste generated by administrative activities - the Programa SABESP 3Rs (SABESP 3Rs Program), with the objective of organizing and standardizing selective collection initiatives. As a result of this, actions and practices have been defined to minimize the generation of waste, to reuse it and forward it for recycling. Over the course of this period more than two thousand employees were trained and around 2,500 tons of recyclable waste was correctly earmarked.

SOCIAL RESPONSIBILITY

CREATING VALUE FOR CUSTOMERS AND PROMOTING CITIZENSHIP

Reiterating its commitment to sustainable development, SABESP remains committed to the United Nations Global Compact and continues to support and encourage the 17 Sustainable Development Goals (SDGs).

In this context, it also demonstrates its commitment to collaborate and maintain initiatives aimed at disseminating a culture of citizenship, such as the Abrinq Foundation’s Child Friendly Company Seal (renewed for the 15th year in a row) and the State of São Paulo’s Diversity Seal, established by the State Government.

The Company also maintains an agreement with the Associação Amigos Metroviários dos Excepcionais (Subway Employees’ Friends of the Exceptional Association), via which a number of people with disabilities operate at our customer service stations.

Institutional programs

The Corporate Volunteer Program seeks to generate change in communities in which it operates by means of campaigns, social inclusion actions, learning and care for children, the elderly and those with special needs, establishing partnerships with the communities in the surrounding area, schools, orphanages and day care centers, among other segments. The volunteer actions take into account the Sustainable Development Goals (SDGs) and are coordinated by a group of employees, who form a network with volunteers.

The Winter Clothing Campaign organized by FUSSESP - the State of São Paulo’s Solidarity and Social and Cultural Development Fund, is one of the most complete and most successful corporate actions, which in 2018 achieved the mark of more than 1.5 million items collected, including coats, clothing, blankets and other items, surpassing the amount collected in 2017, and benefiting almost 500 charitable and religious entities, hospitals, hostels, day care centers, orphanages, old people’s homes and community centers, etc.

Other highlights include the Pink October Campaign, regarding the importance of breast cancer prevention, the Blue November Campaign, which is focused on prostate cancer prevention, and the Blood Donation Campaign, which in 2018 contributed 137 blood bags to the blood centers of the Hospital Samaritano and the Hospital Sírio-Libanês.

With the objective of contributing to the training of young people aged between 14 and 22, SABESP has since 2006 been running its Apprentice Program, which offers the chance to enter the jobs market, with professional training, practical learning, exchange of experience and integration between the Company’s employees, trainees and apprentices. The program is developed in conjunction with the Sao Paulo branch of the National Service of Industrial Learning - Senai/SP and has already benefited more than 3,700 young people.

Support and Sponsorship

By means of financial and/or institutional support, SABESP takes part in cultural, social, educational, sports and environmental actions, promoting social development in partnership with a number of civil society organizations, via the allocation of funds from budget funds and tax incentives. These include actions and cultural projects, sports incentives, cancer care projects, and projects on behalf of the elderly, children and teenagers. In 2018, R$ 28.9 million was earmarked for support and sponsorship.

Supply Chain Management

At SABESP supply chain management goes beyond the acquisition of products, materials and services, seeking to establish partnerships, through which values and principles are shared.

Bidding procedures are carried out based on the Internal Bidding and Procurement Regulations, which require documents and evidence to prove the supplier’s qualifications, including its compliance with labor, tax and environmental laws. When being contracted and during the relationship with SABESP, suppliers are required to assume responsibility also for irregular acts or facts practiced by subcontractors and/or outsourced parties on its behalf, or on behalf of its employees and agents.

The process of hiring suppliers also includes an assessment of the production process, from the raw material to the finished product; the verification of aspects related to the environment and social responsibility; and the promotion of fair trade, selecting suppliers with the same level of quality and, under these circumstances, seeking the lowest price.

SABESP has its own process for the qualification of suppliers and their respective products, for the purchase of strategic materials. Supplier qualification covers a number of requirements, including the production process, from the raw material to the final product, and includes checks on environmental liability, such as the product’s toxicological risks, and social responsibility, such as combating forced labor and the use of child labor.

The Company seeks to provide the market with the maximum possible clarity in relation to its procurement and contracting process, using electronic bidding procedures, with preconditions for taking part, requirements for contracting and guidelines with norms and principles imposed in its Internal Bidding and Procurement Regulations.

In addition, the participation and regional contracting of local suppliers is encouraged by the Company, as provided for under Supplementary Law No. 123/06 and its supplements.

In compliance with State Decree No. 53.336/08, which established the State Program for Sustainable Public Procurement, each year SABESP releases its Report on Sustainable Public Procurement, which is drawn up in accordance with the guidelines established by the Government of the State of São Paulo’s Program for Sustainable Public Procurement, with the main socio-environmental actions and best practices applied to its supply chain.

Relations with Customers

Respect for society and for the customer, with the offer of quality products and services, adequate tariffs and effective customer service is one of SABESP’s strategic guiding principles, which focus on boosting technology as a pillar for improving excellence in the provision of the services.

In this way, SABESP relies on the traditional customer service channels, by phone and in person, at the branches established in the municipalities in which the company operates plus 13 mobile customer service units, in addition to digital service channels such as the Virtual Branch and SABESP mobile, through which the customer can request various services. In order to increase access and include hearing impaired clients, there is a face-to-face service, with attendance in Brazilian Sign Language, when necessary.

 In addition to these options, in 2018, the Company inaugurated the Relationship Laboratory Agency at Av. M’Boi Mirim in the city of São Paulo, with the aim of testing new technologies, processes, procedures and physical structure, in order to offer the customer greater comfort and ease.

The Ombudsman’s Office, which is a qualified channel for customer service, in the second instance, to handle complaints, suggestions, reports of wrongdoing, criticism and information. In 2018, the Ombudsman’s Office received about 81 thousand contacts, which was a 20% decrease vis-à-vis the same period in 2017.

In order to improve its service, SABESP conducts a Satisfaction Survey on an annual basis, taking into account the best market practices. In 2018, 6,216 interviews were carried out throughout the entire State of São Paulo, which makes it possible to obtain results with a 1.23% margin of error and a 95% confidence level. The overall satisfaction indicator was 81%, which means that out of every 10 customers, 8 stated that they were satisfied or very satisfied with SABESP.

People Management

With a focus on promoting the professional and personal development of its employees, SABESP has adopted the Skills-Based People Management model, which has been continually improved for the purpose of increasing the commitment and engagement of its employees in the pursuit of excellence and the generation of results. Its principles are: valuing people, managing careers and improving skills.

At the end of 2018, the Company had 14,449 employees, 956 trainees and 485 apprentices. Of the total number of jobs, 158 job positions were held by people with disabilities, with 37% being physically disabled, 9% being hearing impaired and 14% being visually impaired.

The average length of time that the employees have been with the Company is 19.2 years. In 2018, the company had a 4.5% turnover rate, while overtime in relation to normal hours worked was equal to 11.5% and the absenteeism rate was 2.2%. With regard to maternity leave, of the 46 women who took advantage of this benefit, 57% returned to work.

As a semi-public corporation, in order to select and hire its employees, trainees and apprentices SABESP holds a competitive public examination. In 2018, competitive public examinations were held for employees and trainees, with the examination for the hiring of employees registering a record figure of almost 140 thousand people enrolled for around one thousand job positions, which made it possible to hire professionals who were well prepared and competitive.

In addition to the competitive public examination, the Internal Selection process allows the company to take advantage of its existing human capital, providing motivation, recognition and professional prospects.

Another way of expanding the possibilities of mobility in the Company is the new Opportunities Bank, which is a dynamic communication channel that identifies and gathers information about those employees who are interested in transferring, in other words, changing their business unit and/or place of work, reconciling the interests of both parties. The system has enabled 94 transfers of employees between the various departments.

Career management is carried out on an ongoing basis, and is guided by the Career, Wages and Employment Plan (PCSE), which establishes the development structure of the professionals in their respective categories and positions. This process enables employees to evolve and focus on their ongoing development in such a way as to meet the business challenges.

In conjunction with this, a Skills and Performance Assessment is undertaken on an annual basis between the employees and the managers and, after determining the level of skills, an Individual Development Plan is drawn up, which allows the progression of the essential skills so that SABESP can meet the challenges it has assumed. The needs identified for the development of skills guide the actions of SABESP’s Corporate University (UES). SABESP also uses a Skills Compensation model, to attract, retain and develop qualified and committed professionals, by offering career prospects and compensation that are compatible with the market. To this end, SABESP adopts a single salary policy which is linked to the PCSE, which seeks to maintain internal and external balance, and which is guided by salary surveys that are undertaken on an annual basis by specialized external consultants. In 2018, the 6th cycle of the Skills and Performance Assessment was carried out, which resulted in salary adjustments for 4,212 employees.

The Benefits Policy is a comprehensive one and is line with market practices. Among the benefits, the Company offers the option to participate in a Private Pension Plan, to supplement retirement income. There are two pension plans managed by Sabesprev: the G1 Benefits Plan and the Defined Contribution Plan - Sabesprev Mais. However, since 2010, employees have only been to opt for the Sabesprev Mais pension plan, as the G1 Plan was closed to new participants.

In addition to the direct benefits, by means of SABESP’s Corporate University, the Company offers educational subsidies and arrangements for courses at various levels of training and formal education in undergraduate degree programs, postgraduate degree programs, secondary technical education courses, language courses, professional development and distance learning. Subsidies are offered exclusively to employees while the educational arrangements are extended to family members of all ages.

In this context, we highlight the Mais Conhecimento (More Knowledge) Program, which is aimed at increasing the employees’ education level and qualifications and promoting professional recognition. Under this Program the subsidies granted can go as high as 80% of the monthly tuition fees for high-school level technical courses, undergraduate courses, post-graduate courses, university extension courses and language courses. For professional certification exams, the subsidy is 100%.

In 2018, it is also worth mentioning the possibility of taking an MBA course in Environmental Sanitation, in partnership with the Fundação Escola de Sociologia e Política de São Paulo (School of Sociology and Politics Foundation of São Paulo). The course is designed to qualify and improve professionals who work in the sanitation sector and, among other items, includes an international module that is given by LSE Enterprise, which is the executive education and consulting arm of the London School of Economics and Political Science.

In total, 701 educational subsidies were granted in 2018, with an investment in raising the educational level of the order of R$ 3.4 million.

By means of SABESP’s Corporate University, in the International Training Program, the Company also provides employees with opportunities to take part overseas in congresses, conferences, forums, seminars, trade shows and technical visits. In 2018, trips were organized to Portugal and Ecuador, in order to present technical papers and take part in lectures and technical visits related to the sanitation sector.

In addition to these programs, SABESP’s Corporate University also promotes the Administrators’ Training Program, in compliance with Law 13.303/16, the Leadership Development and Management Succession Program and the New Employees Integration Program, among other actions.

Recognition Programs

Always looking to innovate and to encourage the generation of ideas, in 2018 SABESP implemented the SABESP Entrepreneur Awards, which was the result of consolidating isolated recognition initiatives in different parts of the Company.

More than 1,000 entries were registered in the program’s four categories: Project, Management Practice, Successful Technical Experience and Ideas. Out of this total, 12 projects received awards in the four categories, involving 28 employees.

Also launched in 2018, the Endomarketing/Recognition Program was created in order to reward and recognize professionals who strive to produce the best result for the Company and, as a result, contribute to the achievement of the organization’s goals. The program provides for the possibility of recognition for Personal Attitudes, Management Practices, Special Projects and Tributes.

Health, Safety and Well-being

In order to promote the adoption of a healthier lifestyle among employees, SABESP maintains the Quality of Life Program, by means of actions dedicated to well-being and balance.

In connection with this, the first edition of the SABESP Open Games was organized in 2018. Held in the city of Caraguatatuba and coordinated by the State of São Paulo’s Industry Social Service (Sesi-SP), this initiative was designed to encourage the practice of sports and socio-cultural activities among the 560 athletes who took part in 17 sports disciplines.

In addition to the sporting events, the event promoted solidarity and voluntary work with the collection of hygiene products, bed sheets and milk, which were donated to Caraguatatuba’s Social Solidarity Fund.

1It should also be pointed out that the Company values the health and safety of its employees, and thus seeks to promote the development of a culture of prevention among its employees and service providers, with the aim of ensuring improved working conditions and quality of life.

Relationship with labor organizations

Historically, the Company has maintained a good relationship with the employees’ representative entities (trade unions and associations), seeking to meet the employees’ main demands, always observing the limits of its financial capacity and the legal and governmental guidelines. In its labor relations, SABESP prioritizes negotiation as a way of resolving conflicts, substantially reducing the occurrence of strike movements, which can compromise efficiency and operational results. Out of the total number of employees, around 70% are members of trade unions.

In the Collective Bargaining for the period 2018/2019, the maintenance of benefits and a salary increase of 1.29% were guaranteed, without any stoppage of operations.

The Company has adopted a Profit-Sharing Program, which is used on an annual basis to encourage employees’ commitment to organizational objectives. The Program follows the general guidelines set forth by Federal Law no. 10.101/2000 and by State Decree no. 59.598/2013, and is the subject of annual negotiations with the Unions.

Knowledge Retention Program

In order to provide conditions for personnel planning and to mitigate the impact of losing employees who have strategic knowledge, which has been acquired over the course of their professional careers, in 2018 the Company created the Knowledge Retention Program. The program defines criteria and procedures for the granting of incentives for voluntary redundancy of employees, and for planned phasing of the process, allowing for the transmission of knowledge and preventing the activities of the various areas from suffering disruption.

AWARDS AND RECOGNITIONS

-          Member of the Board of Governors of the World Water Council – group of commercial organizations, elected during the 8th meeting of the council’s general assembly, which was held in France.

-          Anefac-Fipecafi-Serasa Transparency Trophy 2018 – Category of Publicly-Held Companies with Net Revenues in excess of R$ 5 billion, granted by the National Association of Finance Executives, the Financial, Accounting and Actuarial Research Foundation and Serasa Experian, due to the classification of the company’s financial statements among the ten most transparent ones in Brazil.

-          Datacenter Dynamics Global Awards – champion in the category “Datacenter Operations Team of the Year – Enterprise”, awarded by DatacenterDynamics.

-          Finalist in the Global Water Awards, in the category “Water Company of the Year”, given by Global Water Intelligence, for the company’s significant contribution to the international development of the water sector.

-         Valor 1000 Award, in the category “water and sanitation”, granted by the newspaper Valor Econômico.

-         Modern Consumer Award for Excellence in Customer Services 2018, in the ‘public services’ category, given by the Padrão Group to the Regional Systems Department’s Call Center.

-         Smart Customer, Services, Telecom & Utilities Award 2018 – first place in the Social Responsibility category, given by Smart Customer to the Metropolitan Department’s Telephone Assistance Division.

-          National Award for Quality in Sanitation 2018, given by the Brazilian Sanitary and Environmental Engineering Association to several of the Company’s units, most notably the Level IV award – Quiron Ruby Trophy to the Metropolitan Department.

-          São Paulo State Award for Management Quality 2018, given by the Instituto Paulista de Qualidade da Gestão (São Paulo State Management Quality Institute) to several of the Company’s units.

-       “Most successful best practices and experiences in Water and Sanitation in the Americas” Award, given by the Inter-American Development Bank and partners, for the “Metropolitan Green Belt” Program.

-       Renewal of the ISO 17.025 Accreditation, conferred by the National Institute of Metrology, Quality and Technology, to the microbiology, inorganic, organic and treatment materials’ laboratories.

-       1st place in the 2018 New Sanitation Ranking of the Instituto Trata Brasil, which recognized Franca as the best Brazilian municipality in sanitation for the sixth year in a row, among the 20 best cities. Other cities considered which are served by SABESP, included: São José dos Campos (7th position), Taubaté (8th position) and Santos (12th position).

The complete list of awards and recognitions received in 2018 can be found at: http://site.sabesp.com.br/site/interna/Default.aspx?secaoId=20

SOCIAL BALANCE SHEET

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as at December 31, 2018 and 2017

Amounts in thousands of reais

Assets	Note	December 31, 2018	December 31, 2017
Current assets
Cash and cash equivalents	7	3,029,191	2,283,047
Trade receivables	9 (a)	1,843,333	1,672,595
Accounts receivable from related parties	10 (a)	174,148	180,773
Inventories		65,596	85,671
Restricted cash	8	31,900	18,822
Recoverable taxes	18 (a)	380,703	276,585
Other receivables		77,371	56,592
Total current assets		5,602,242	4,574,085

Noncurrent assets
Trade receivables	9 (a)	209,083	215,910
Accounts receivable from related parties	10 (a)	669,102	634,387
Escrow deposits		152,018	122,686
Water National Agency (ANA)	11	49,136	70,487
Other receivables		103,310	113,123

Investments	12	44,587	36,932
Investment properties	13	47,620	57,652
Contract asset	14	7,407,948	-
Intangible assets	15	29,012,460	33,466,132
Property, plant and equipment	16	267,612	255,050

Total noncurrent assets		37,962,876	34,972,359
Total assets		43,565,118	39,546,444

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as at December 31, 2018 and 2017

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2018	December 31, 2017
Current liabilities
Trade payables and contractors		465,993	344,947
Current portion of long-term borrowings and financing	17	2,103,612	1,746,755
Accrued payroll and related taxes		564,830	588,073
Taxes and contributions	18 (b)	200,563	183,965
Interest on capital	24 (c)	673,765	598,612
Provisions	20 (a)	458,387	607,959
Services payable	22	454,022	408,275
Public-Private Partnership - PPP	15 (g)	137,827	60,007
Program Contract Commitments	15 (c) (iv)	230,695	128,802
Other liabilities		108,938	104,485
Total current liabilities		5,398,632	4,771,880

Noncurrent liabilities
Borrowings and financing	17	11,049,184	10,354,211
Deferred income tax and social contribution	19	261,242	36,754
Deferred Cofins and PASEP		140,830	130,182
Provisions	20 (a)	434,475	470,245
Pension obligations	21 (b)	2,970,009	2,932,338
Public-Private Partnership - PPP	15 (g)	3,275,297	3,011,409
Program Contract Commitments	15 (c) (iv)	142,314	110,698
Other liabilities		341,447	215,718
Total noncurrent liabilities		18,614,798	17,261,555

Total liabilities		24,013,430	22,033,435

Equity
Capital stock		15,000,000	10,000,000
Earnings reserves		5,100,783	8,051,110
Other comprehensive loss		(549,095)	(538,101)
Total equity	24	19,551,688	17,513,009
Total equity and liabilities		43,565,118	39,546,444

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statement for the

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	Note	2018	2017

Net operating income	28 (b)	16,085,094	14,608,233
Cost of services	29	(9,086,456)	(8,778,963)

Gross profit		6,998,638	5,829,270

Selling expenses	29	(693,480)	(686,012)
Allowance for doubtful accounts	29	(166,727)	(82,681)
Administrative expenses	29	(996,877)	(1,098,990)
Other operating income (expenses), net	31	28,591	(5,679)
Equity results of investments in affiliates	12	6,510	5,760

Profit from operations before finance income (expenses)		5,176,655	3,961,668

Financial expenses	30	(807,967)	(688,280)
Financial revenues	30	446,302	326,244
Exchange result, net	30	(902,671)	(96,018)

Financial result, net		(1,264,336)	(458,054)

Profit before income tax and social contribution		3,912,319	3,503,614

Income tax and social contribution
Current	19 (d)	(852,655)	(882,787)
Deferred	19 (d)	(224,596)	(101,517)
		(1,077,251)	(984,304)
Profit for the year		2,835,068	2,519,310
Earnings per share – basic and diluted (in reais)	25	4.15	3.69

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2018 and 2017

Amounts in thousands of reais

	Note	2018	2017
Profit for the year		2,835,068	2,519,310
Other comprehensive income		(10,994)	287,547
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans	21 (b)	(10,994)	287,547
Total comprehensive income for the year		2,824,074	2,806,857

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

			Earnings reserves
	Note	Capital stock	Legal reserve	Investment reserve	Additional dividend proposed	Retained earnings	Other comprehensive loss	Total
Balances as of December 31, 2016		10,000,000	932,310	5,249,830	62,719	-	(825,648)	15,419,211
Net income for the year		-	-	-	-	2,519,310	-	2,519,310
Actuarial gains (losses)	21 (b)	-	-	-	-	-	287,547	287,547
Total comprehensive income for the year		-	-	-	-	2,519,310	287,547	2,806,857
Legal reserve	24 (d)	-	125,965	-	-	(125,965)	-	-
Interest on capital (R$ 0.87539 per share)	24 (c)	-	-	-	-	(598,336)	-	(598,336)
Additional dividends of 2016, approved (R$ 0.09176 per share)		-	-	-	(62,719)	-	-	(62,719)
Additional proposed dividends	24 (c)	-	-	-	105,543	(105,543)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	24 (c)	-	-	-	(52,004)	-	-	(52,004)
Transfers to investment reserve		-	-	1,689,466	-	(1,689,466)	-	-
Balances as of December 31, 2017		10,000,000	1,058,275	6,939,296	53,539	-	(538,101)	17,513,009

Net income for the year		-	-	-	-	2,835,068	-	2,835,068
Actuarial gains (losses)	21 (b)	-	-	-	-	-	(10,994)	(10,994)
Total comprehensive income for the year		-	-	-	-	2,835,068	(10,994)	2,824,074
Legal reserve	24 (d)	-	141,755	-	-	(141,755)	-	-
Capitalization of investment reserve	24 (a)	5,000,000	-	(5,000,000)	-	-	-	-
Interest on capital (R$ 0.9851 per share)	24 (c)	-	-	-	-	(673,328)	-	(673,328)
Additional dividends of 2017, approved (R$ 0.07833 per share)		-	-	-	(53,539)	-	-	(53,539)
Additional proposed dividends	24 (c)	-	-	-	118,859	(118,859)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	24 (c)	-	-	-	(58,528)	-	-	(58,528)
Transfers to investment reserve	24 (f)	-	-	1,901,126	-	(1,901,126)	-	-
Balances as of December 31, 2018		15,000,000	1,200,030	3,840,422	60,331	-	(549,095)	19,551,688

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2018 and 2017

Amounts in thousands of reais

	December 31, 2018	December 31, 2017
Cash flow from operating activities
Profit before income tax and social contribution	3,912,319	3,503,614
Adjustments for:
Depreciation and amortization	1,392,541	1,301,897
Residual value of property, plant and equipment, intangible assets and investment properties written-off	24,974	24,935
Bad debt expense	165,433	82,681
Agreement signed with the municipality of Guarulhos	(928,014)	-
Provisions and inflation adjustment	111,940	185,080
Interest calculated on borrowings and financing payable	563,902	426,781
Inflation adjustment and exchange gains (losses) on borrowings and financing	982,072	159,087
Interest and inflation adjustment on liabilities	30,103	25,751
Interest and inflation adjustment on assets	(64,046)	(31,619)
Finance charges from customers	(289,321)	(193,683)
Margin of fair value on intangible assets arising from concession	(63,013)	(70,335)
Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	80,245	72,933
Share of profit of investees	(6,510)	(5,760)
Provision from São Paulo agreement	135,735	-
Pension obligations	243,569	304,500
Other adjustments	33,349	92,461
	6,325,278	5,878,323
Changes in assets
Trade receivables	(71,679)	(42,194)
Accounts receivable from related parties	39,919	51,594
Inventories	20,075	(27,633)
Recoverable taxes	(104,118)	(233,952)
Escrow deposits	(1,639)	(32,200)
Other receivables	11,760	8,312
Changes in liabilities
Trade payables and contractors	(176,826)	(180,353)
Services payable	(89,988)	(51,779)
Accrued payroll and related taxes	(103,488)	56,841
Taxes and contributions payable	(4,829)	15,983
Deferred Cofins/PASEP	10,648	(7,889)
Provisions	(297,282)	(279,951)
Pension obligations	(217,000)	(228,282)
Other liabilities	122,214	(16,741)
Cash generated from operations	5,463,045	4,910,079

Interest paid	(732,048)	(676,087)
Income tax and social contribution paid	(888,077)	(932,110)
Net cash generated from operating activities	3,842,920	3,301,882
Cash flows from investing activities
Acquisition of contract asset and intangible assets	(2,132,559)	(1,957,780)
Restricted cash	(13,078)	5,256
Investment increase	(1,136)	-
Purchase of property, plant and equipment	(50,645)	(18,920)
Amount received from the sale of property, plant and equipment	8,131	-
Net cash used in investing activities	(2,189,287)	(1,971,444)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2018 and 2017

Amounts in thousands of reais                                                                                                                                                                                                                            (continued)

	December 31, 2018	December 31, 2017

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	1,634,553	1,007,572
Payment of loans	(1,678,748)	(1,098,558)
Payment of interest on capital	(653,393)	(765,933)
Public-Private Partnership - PPP	(178,333)	(31,758)
Program Contract Commitments	(31,568)	(44,935)
Net cash used in financing activities	(907,489)	(933,612)

Increase in cash and cash equivalents	746,144	396,826

Represented by:
Cash and cash equivalents at the beginning of the year	2,283,047	1,886,221
Cash and cash equivalents at the end of the year	3,029,191	2,283,047
Increase in cash and cash equivalents	746,144	396,826

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Value Added for the

Years ended December 31, 2018 and 2017

Amounts in thousands of reais

	Note	2018	2017
Revenue
Operating income	28 (a)	14,253,609	12,223,746
Other income		104,183	91,848
Construction of assets	26	2,802,670	3,150,877
Allowance for doubtful accounts	9 (c)	(166,727)	(82,681)
		16,993,735	15,383,790
Inputs purchased from third parties
Operating and construction costs		(4,829,235)	(4,614,842)
Materials, electricity, outsourced services and other		(964,892)	(977,070)
Other operating expenses		(64,518)	(81,089)
		(5,858,645)	(5,673,001)
Gross value added		11,135,090	9,710,789
Retentions
Depreciation and amortization	29	(1,392,541)	(1,301,897)
Wealth created by the Company		9,742,549	8,408,892

Wealth received in transfer
Share of profit of investees	12	6,510	5,760
Financial income		482,230	342,946
		488,740	348,706
Total value added to distribute		10,231,289	8,757,598

Value added distribution
Personnel
Salaries and wages		1,739,816	1,562,673
Benefits		670,441	616,570
Guarantee Fund for Length of Service (FGTS)		22,799	220,591
		2,433,056	2,399,834
Taxes, fees and contributions
Federal		2,475,774	2,187,016
State		142,245	98,951
Municipal		48,809	42,716
		2,666,828	2,328,683
Lenders and lessors
Interest, exchange and inflation adjustments		2,212,992	1,433,688
Rentals		83,345	76,083
		2,296,337	1,509,771
Shareholders
Interest on equity	24 (c)	673,328	598,336
Retained earnings		2,161,740	1,920,974
		2,835,068	2,519,310
Value added distributed		10,231,289	8,757,598

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

1              Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may performs these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of December 31, 2018, the Company operated water and sewage services in 369 municipalities of the São Paulo State. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of the municipality is serviced by wholesale, it was not included in the 369 municipalities. The municipalities of Guarulhos and Aguaí signed contracts on December 2018, however their operations will begin only in 2019 (January and June, respectively). As of December 31, 2018, the Company had 373 contracts.

SABESP is not temporarily operating in the municipalities of Macatuba and Cajobi due to judicial orders. The lawsuits are in progress and the carrying amount of these municipalities’ intangible assets was R$ 4,345 as of December 31, 2018 (R$ 4,345 as of December 31, 2017).

As of December 31, 2018, 35 concession agreements (51 as of December 31, 2017) had expired and are being negotiated. From 2019 to 2030, 31 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2018, 307 program and services contracts were signed (287 contracts as of December 31, 2017).

As of December 31, 2018, the carrying amount of the underlying assets used in the 35 concessions of the municipalities under negotiation totaled R$ 4,485,203, accounting for 12.32% of the total intangible assets, and the related gross revenue for the year ended December 31, 2018 totaled R$ 1,035,906, accounting for 6.07% of total revenue.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 51.52% of the gross revenues as of December 31, 2018 (55.38% as of December 31, 2017) and 46.97% of intangible assets (46.92% as of December 31, 2017).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

On June 23, 2010, the State of São Paulo, the municipality of São Paulo, the Company and the regulatory agency Sanitation and Energy Regulatory Agency (ARSESP) signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos; the gross revenue calculated in the year ended December 31, 2018 totaled
R$ 326,276 (R$ 294,658 in the year ended December 31, 2017) and the intangible asset was
R$ 307,566 as of December 31, 2018 (R$ 310,577 as of December 31, 2017).

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

As of March 2018, the Jaguari-Atibainha interconnection was inaugurated; this interconnection allow the transfer of an average annual outflow of 5.13 cubic meters per second (m³/s) and a maximum outflow of 8.5 m³/s from the Paraíba do Sul Basin to the Cantareira System. Inaugurated in April 2018, the São Lourenço Production System expand water production and capacity by 6.4 m³/s. With the conclusion of this system the Company has nine large production systems available to supply the São Paulo Metropolitan Region. These two important works aim at expand water security in the São Paulo Metropolitan Region.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Management expects that with improved water security, due to the works carried out, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

The financial statements were approved by the Board of Directors on March 28, 2019.

2             Basis of preparation and presentation of the financial statements

The financial statements of the Company have been prepared pursuant to the International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC.  All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

The preparation of financial statements in conformity with IFRS and CPCs requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgment in the process of applying the Company's accounting policies.  The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

3             Summary of Significant Accounting Policies

The main accounting policies applied in the preparation of these financial statements are defined below.  These policies have been applied consistently in all years presented, except for the adoption of the new accounting pronouncements, as described below.

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with original maturities less than three months as of the investment date, with an insignificant risk of changing value.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3.2  Financial assets and liabilities

Financial Asset - Classification

As of December 31, 2017, the Company classified its financial assets according to the following categories: measured at fair value through profit or loss, borrowings and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2017, the Company did not have financial assets classified as fair value through profit or loss, held to maturity and available for sale.

•         Borrowings and receivables

These comprise receivables, which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market.  Borrowings and receivables are presented in current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets).  The Company's borrowings and receivables include cash and cash equivalents, restrict cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency - ANA.  Borrowings and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Starting January 1, 2018, the Company adopted CPC 48/IFRS 9 – Financial Instruments, which establishes principles for the report of financial assets and financial liabilities involving the three accounting aspects: classification and measurement, impairment loss and hedge accounting.

As of December 31, 2018, the Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

•         Amortized cost

This comprises financial assets that meet the following conditions: (i) it is held within the business model whose objective is to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Presented as current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets). The Company's financial assets measured at amortized cost include cash and cash equivalents, restricted cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency - ANA. Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

As of December 31, 2017, the Company classified its financial liabilities into the following categories: measured at fair value through profit or loss and other liabilities. The classification depends on the purpose to which the financial liabilities were assumed. As of December 31, 2017, the Company did not have liabilities classified as fair value through profit or loss.

•         Other liabilities

This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from Public-Private Partnership (PPP), and program contract commitments.

The effective interest rate method was adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period.  The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) throughout the financial liability’s estimated life or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

As of December 31, 2018, with the adoption of CPC 48/IFRS 9 – Financial Instruments, the Company classifies its financial liabilities as measured at amortized cost. The classification depends on the purpose to which the financial liabilities were assumed. This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from Public-Private Partnerships (PPP) and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) throughout the financial liability’s estimated life or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

Impairment

IFRS 9 – Financial Instruments introduces a new impairment model, replacing the incurred loss model for the expected credit loss model, which requires the recording of provision upon initial recognition of asset exposed to credit risk.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Trade receivables

Due to the characteristics of the Company’s accounts receivable, namely: (i) insignificant financial component, (ii) non-complex receivables portfolio, and (iii) low credit risk, the Company adopted the simplified approach of expected credit loss, which consists in recognizing expected credit loss based on the asset’s useful life.

As of December 31, 2017, the methodology to calculate the allowance for doubtful accounts was carried out based on historical loss. The methodology used consisted of using an estimate per maturity range through the average weighted loss of the last 12 months. The Company also concluded that the macroeconomic indicators did not have a significant impact on its estimates. In order to support this understanding, the Company carried out several analyses of the correlation between indicators that could influence the sanitation sector and its history of losses on doubtful accounts, such as Gross Domestic Product (GDP), Unemployment Rate and the Extended Consumer Price Index (IPCA).

After analyses, Management concluded that the methodology adopted by the Company complies with the expected credit loss model and, for this reason, the first-time adoption of CPC 48/IFRS 9 as from January 1, 2018, did not have significant impacts on the measurement of allowance for doubtful accounts.

Deposit transactions and financial investments measured at amortized cost

The Company analyzes changes in the rates of investments in bank deposits certificates and information obtained from regulatory agencies about the financial institutions. The likelihood of delinquency over 12 months and during the terms of these investments was based on historical data provided by credit rating agencies for each credit level and analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of change in value.

3.3  Operating income

(a)            Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as the water is consumed and services are provided. Revenues, including revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of each period and are recorded as trade receivables based on monthly estimates of the completed services. Concerning revenues of wholesale municipal governments (wholesale sale), which do not pay the full invoice, the Company records allowance for doubtful accounts upon invoicing in revenue reduction account.

As of December 31, 2017, the Company recognized revenue when: i) products were delivered or the services were rendered; ii) the amount of revenue could be reliably measured, iii) it was probable that future economic benefits would flow to the Company, and iv) it was probable that the amounts would be collected.  The amount of revenue was not considered to be reliably measurable until all conditions relating to the sale had been satisfied.  Amounts in dispute were recognized as revenue when collected.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2018, with the adoption of CPC 47/IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable over revenue from a contract with a customer, the Company started to recognized revenue when: i) it identifies contracts with customers; ii) it identifies the different contract obligations; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satifies all performance obligations. Amounts in dispute are recognized as revenue when collected.

The Company analyzed sales transactions to the private sector, government entities and wholesale customers and concluded that CPC 47/IFRS 15 did not have significant impacts.

The Company adopted CPC 47/IFRS 15 using the cumulative effect method, with application and recognition as from first-time adoption, i.e. January 1, 2018. Consequently, the Company did not apply the requirements of CPC 47/IFRS 15 for comparison purposes. Accordingly, data relating to 2017 is presented based on information previously reported and prepared in accordance with CPC 30/IAS 18 – Revenue and Related Interpretations.

(b)            Construction revenue

As of December 31, 2017, revenue from construction was recognized in accordance with ICPC 01 (R1)/IFRIC 12 (Concession Arrangements) and CPC 17 (R1)/IAS 11 (Construction Contracts), using the percentage-of-completion method, provided that the applicable conditions for application were fulfilled. The percentage of completion was calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method). Revenue from cost plus contracts was recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added construction costs, resulting in the construction revenue.

As of December 31, 2018, revenue from concession construction contracts is recognized according to ICPC 01 (R1)/IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as contract asset, as the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin (the effects from the first-time adoption of CPC 47/IFRS 15 are presented according to Note 4.1). The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3.4  Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period. In these cases, they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses. The analysis is carried out based on objective “accounts receivable” data, past receipts, existing guarantees and, as from January 1, 2018, with the adoption of CPC 47/IFRS 9, it considers expected future losses.

3.5  Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or net realizable value and are classified in current assets.

3.6  Investment properties

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of assets.  Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains few assets for undetermined use in the future, i.e., it is not defined if the Company will use these assets in the operation or sell them in the short term during the ordinary course of business.

3.7  Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements.  Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary.  Interest, other finance charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment for the qualifying assets, as applicable. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

Subsequent costs included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably.  Repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 16 (c).  Land is not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statement.

3.8  Intangible assets

Intangibles are stated at acquisition and/or construction of the underlying assets, including construction margin, interest and other finance charges capitalized during the construction period, in this case, for the qualifying assets.  Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale.  The Company considers that substantial period means a period greater than 12 months.  This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

The intangible has its amortization initiated when the intangible assets are available for use in location and the necessary condition when this asset becomes operational.

 The amortization of intangible assets reflects the period over the expected future economic benefits generated by the intangible asset are consumed by the Company and can be the period of the contract or the useful life of the asset.

The amortization of the intangible assets is discontinued when the asset is totally consumed or it is disposed of, whatever occurs first.

Donations in assets received from third parties and governmental entities to allow the Company to render water and sewage services are not recorded in the Company’s financial statements, since these assets are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

(a)         Concession arrangements/program

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage services signed with the concession grantor.  The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)        The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(ii)       The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy to recognize construction revenue is described in Note 3.3 (b).

Intangible assets related to Concession Agreements and Program Contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through rendering of services, in cases where there is the right to receive the asset’s residual value at the end of the contract, must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension.  These investments are amortized by the useful life of asset.

The details referring to amortization of intangible arising from concession arrangements /program contracts are described in Note 15 (c).

Law 11,445/07 indicates, whenever possible, that basic sanitation public utilities will have the economic and financial sustainability ensured through the remuneration due to service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly.  Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

(b)          Software licenses

Software licensing is capitalized based on the acquisition costs and other implementation costs.  Amortizations are recorded according to the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3.9  Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The Company does not record assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 11,445/07, which ensures that basic sanitation public utilities will have assured its economic and financial sustainability through tariffs or via indemnity.

3.10  Trade accounts payable and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as noncurrent liabilities and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost.

3.11  Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs.  Subsequently, borrowings and financing are stated at amortized cost, as presented in Note 17. Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Nonconvertible bonds issued by the Company are recognized in a similar manner to borrowings.

3.12  Borrowing costs

Borrowing costs attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets.  Other borrowing costs are recognized as expenses in the period they are incurred.  Borrowing costs are interest rates and other charges incurred by the Company related to borrowings, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of borrowings effective on the capitalization date.

For foreign currency-denominated borrowings or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market in similar lines of credit and loans.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3.13  Payroll, related charges and contributions

Salaries, vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on the accrual basis.

3.14  Profit sharing

The profit-sharing plan for its employees is based on operational and financial targets of the Company as a whole.  The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation.  The accrual for profit sharing is recorded on the accrual basis period as operating cost, selling and administrative expenses.

3.15  Provisions, legal liabilities, escrow deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present (legal or constructive) obligation as a result of past event; ii) it is probable that an outflow of resources that comprise economic benefits will be required to settle the obligation; and iii) the amount can be reliably estimated.  Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 20.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets.  Escrow deposits are adjusted for inflation.

The Company does not recognize contingent liabilities in the financial statements since either it does not expect outflows to be required or the amount of the obligation cannot be reliably measured.

Contingent assets are not recognized in the statements of financial position.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3.16  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.17  Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contributions.

Current tax

The provision for income tax and social contribution is based on the taxable income for the year. The income tax was accrued at rate 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at rate 9% over adjusted net income. Taxable income differs from net income (profit presented in the income statement), because it excludes income and expenses taxable or deductible in other years and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations.  Deferred income tax is determined using tax rates (and laws) effective at the end of the reporting period and expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be utilized and tax losses can be carryforward.

Deferred taxes assets and liabilities are offset when there is a legally enforceable right of offsetting current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3.18  Taxes on revenues

Revenues from sanitation services are recognized on accrual basis for PASEP and Cofins, calculated at the rates of 1.65% and 7.60%, respectively.

In addition, revenues from sanitation services is also subject to the Regulatory, Control and Inspection Fee (TRCF), whose taxable event is the performance of regulation, control and monitoring activities by ARSESP, calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service.

The taxes related to PASEP and Cofins incident on amounts invoiced to public entities are due when invoices are received.

As these taxes are calculated by the non-cumulativeness regime and presented net, as deductions from gross revenues. Debts calculated over “other operating income” are presented as deductions from the respective operating income.

3.19  Pension obligations

(a)      Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social (“Sabesprev”), a supplementary private pension closely-held entity.  The regular contributions comprise the net administrative expenses and are recognized in the income statement for the period.

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at the end of the reporting period, less the fair value of the plan’s assets.  The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method.  The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

Referring to actuarial gains and losses deriving from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

The expenses related to pension plan are recognized in profit and loss of the year as operating cost, selling expenses or administrative expenses, according to employee’s allocation.

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the past service cost and actuarial gains and losses.  The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(b)      Defined contribution

The Company makes contributions to defined contribution plans (Sabesprev Mais) on a contractual basis and sponsored thereby, managed by Sabesprev, a supplementary private pension closely-held entity that provides post-employment benefits to its employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity.  The Company has no obligation of making contributions if the fund has no sufficient funds to pay to all employees the benefits related to employee’s services in current and previous period.

3.20  Financial revenues and expenses

Financial revenue is primarily comprised of interest, inflation adjustments and exchange rate changes resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership and program contract commitments. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.21  Leases

Lease agreements are classified as finance lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred. Other leases are classified as operational lease, recognized as expenses in the income statement on a straight-line basis during the lease term.

Finance lease agreements are measured based on the lower amount between the present value of minimum mandatory payments of the agreement or the fair value of asset on the start date the lease agreement.  The amounts payable deriving from considerations of finance lease agreements are impacted by financial expenses and amortization of finance lease payables so that to obtain a constant interest rate.  The corresponding lessor’s liability is recorded as current and noncurrent debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3.22  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable.  The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and inflation adjustments.

3.23  Dividends and interest on capital

The Company uses the tax benefits of distributing dividends as interest on capital, as permitted by Brazilian Law.  This distribution of dividend is accounted for in accordance with Brazilian Law 9,249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP).  The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws.  Dividends and interest on capital over the minimum established in the by-laws are recognized when approved by the shareholders in the shareholders’ meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of the interest on capital are accrued in the income statement of the year, under the same recognition basis of expenses with interest on capital.

3.24  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25  Statements of value added (“DVA”)

The purpose of the statement of value added is to present the wealth generated and distributed by the Company as required by the accounting practices adopted in Brazil and reported as supplementary information to the financial statements for the purposes of IFRS.

The DVA was prepared based on information obtained in the accounting books, which is the base to prepare the financial statements. In its first part is presented the wealth generated by the Company representing revenues (operating, other revenues, construction of assets and allowance for doubtful accounts), by products acquired from third party (operating and construction costs, materials, electricity, outside services, other operating expenses and others) retentions (depreciation and amortization), and the wealth received in transfer, represented by the equity share of investment in investee, financial income and GESP reimbursement - benefits paid.  The second part of the DVA present the distribution of the wealth segregated in employees, taxes, fees and contributions, lenders and lessors and shareholders.

3.26  Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is the Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Consequently, the Company determined that it has one operating segment (sanitation services).

The accounting policies used to determine segment information are the same as those used to prepare the Company’s financial statements.

The measure of the segment’s profit or loss is operating income before other operating expenses, net and equity accounting, which excludes construction revenue and related costs.

The CODM analyzes asset and liabilitity information on a consolidated basis. Consequently, the Company does not disclose segment information on assets and liabilities.

Substantially all of the Company’s noncurrent assets and revenue generated from customers are located in São Paulo State. Consequently, financial information is not disclosed by geographic area.

3.27  Translation into foreign currency

(a)      Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been stated in reais and rounded to the next thousand, except where otherwise indicated.

(b)      Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates. Statement of financial position accounts are translated by the exchange rate prevailing at reporting date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.12.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

4             Changes in accounting practices and disclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2018

New standards and revisions

Standard	Description	Impact

CPC 48/IFRS 9 – Financial Instruments	Changes in the classification and measurement requirements, mainly for impairment and hedge accounting.

Except for the impact of the disclosure of allowance for doubtful accounts in the income statements, which is demonstrated as a separate item, the application of this standard did not impact materially the disclosures or amounts recognized in the annual financial statements.

CPC 47/IFRS 15 - Revenue from Contracts with Customers

Establishes a single comprehensive framework to determine if and when a revenue is recognized and how revenue is measured.

IFRS 15 superseded the current revenue recognition guidance including CPC 30 (R1)/IAS 18 Revenues, CPC 17 (R1)/IAS 11 Construction Contracts and IFRIC 13 Interpretation A – Customer Loyalty Programs.

(*) See impact analysis below.
Amendments to CPC 10 (R1)/IFRS 2 – Classification and measurement of share-based payment	Describe about modifications of settled options of shares.	The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to CPC 28 /IAS 40 – Transfer of Investment Property

The amendments clarify that a transfer to or from investment properties require an assessment of whether a property match, or no longer match, the definition of investment properties, supported by observable evidence of changes in use, and that a change in use is possible for properties under construction.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Annual improvements to IFRS: 2014-2016 Cycle – Amendments to CPC 18 (R2)/IAS 28 – Investments in Associates and Joint Ventures

The amendments clarify that the option made by a venture capital organization and other similar entities to measure investments in associates and joint ventures at fair value through profit or loss is separately available for each associate or joint venture, and this choice should be made in the inception.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
IFRIC 22 – Foreign Currency Transactions and Advance Consideration

Describes how the transaction date should be defined in order to determine the exchange rate applicable to the initial recognition of an asset, expense or income when the consideration of that item has been paid or received in advance in foreign currency, resulting in the recording of non-monetary assets and liabilities.

The application of this interpretation did not impact the disclosures or amounts recognized in the annual financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(*) CPC 47/IFRS 15 – Revenue from Contracts with Customers

As established by CPC 47/IFRS 15 - Revenue from Contracts with Customers, assets related to the concession under construction, recorded under the scope of ICPC 01 (R1)/IFRIC 12 – Service Concession Arrengements, should be classified as a Contract Asset during the construction period and transferred to Intangible Assets only after completion of the works.

With the adoption of this new standard, SABESP started to record the Contract Asset in the balance sheet. This amount was previously recognized as part of Intangible Assets and was, therefore, reclassified, with no impact in the income statement. Due to the transition methods adopted by the Company in the application of this standard, the comparative information of the financial statements was not restated and the impact of the adoption of this standard on January 1, 2018 is as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Assets	Note	January 1, 2018	Impact of CPC 47	January 1, 2018
Current assets
Cash and cash equivalents	7	2,283,047	-	2,283,047
Trade receivables	9 (a)	1,672,595	-	1,672,595
Accounts receivable from related parties	10 (a)	180,773	-	180,773
Inventories		85,671	-	85,671
Restricted cash	8	18,822	-	18,822
Recoverable taxes	18 (a)	276,585	-	276,585
Other receivables		56,592	-	56,592
Total current assets		4,574,085	-	4,574,085

Noncurrent assets
Trade receivables	9 (a)	215,910	-	215,910
Accounts receivable from related parties	10 (a)	634,387	-	634,387
Escrow deposits		122,686	-	122,686
Water National Agency (ANA)	11	70,487	-	70,487
Other receivables		113,123	-	113,123

Investments	12	36,932	-	36,932
Investment properties	13	57,652	-	57,652
Contract asset	14	-	10,387,715	10,387,715
Intangible assets	15	33,466,132	(10,387,715)	23,078,417
Property, plant and equipment	16	255,050	-	255,050

Total noncurrent assets		34,972,359	-	34,972,359
Total assets		39,546,444	-	39,546,444

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Standard	Description	Impact

CPC 06 (R2)/IFRS 16 – Leases[1]

Establishes a single model for the accounting of leases in the balance sheet for lesses. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

IFRS 16 will supersede the current leases guidance including CPC 06 (R1)/IAS 17 Leases and ICPC 03/IFRIC 4, SIC 15 and SIC 27 Determining Whether an Arrangement Contains a Lease.

(**) See impact analysis below.
ICPC 22 / IFRIC 23 – Uncertainty over Income Tax Treatments [1]	Clarify accounting when there are uncertainties about the treatment of taxes on profit.	The Company is assessing the impacts and effects of the amendments; however, it does not expect material effects from adopting this standard.

1 Effective for annual periods beginning on or after January 1, 2019.

(**) CPC 06 (R2)/IFRS 16 – Leases

The new standard supersede CPC 06 (R1) / IAS 17 – “Leases” and corresponding interpretations, introducing significant changes to lessees, as it requires lessees to recognize the liability of future payments and the right of use of leased assets to virtually all lease agreements, including operating leases; specific short-term contracts or contracts with small amounts may be excluded from the scope of this new standard.

The Company’s financial statements will be impacted as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

a) recognition of right-of-use assets and lease liabilities in the statement of financial position, initially measured at present value of future lease payments;

b) recognition of amortization expenses of right-of-use assets and interest expenses on lease liabilities in the income statement; and

c) separation of the total cash paid in these transactions between principal (recorded in financing activities) and interest (recorded in operating activities) in the statement of cash flows.

SABESP will apply the requirements of CPC 06 (R2)/IFRS 16 as of the fiscal year beginning on January 1, 2019. To this end, the transition method selected by the Company was the modified retrospective approach, whereby the amount referring to the Right-of-Use Asset (“Lease Asset”) equals the Lease Liability, without the cumulative effect of the initial application of this new standard recorded as adjustment to the opening balance of equity and without the restatement of comparative periods.

The new lease definitions were applied to all contracts in effect on the transition date. The change in the definition of a lease refers mainly to the concept of control. CPC 06 (R2)/IFRS 16 establishes whether a contract contains a lease based on the fact that customer has the right to control an identified asset for a defined period of time in exchange of consideration.

The Company’s Management analyzed contracts (out of a total of approximately 20,000 contracts), evaluating whether they contained leases in accordance with CPC 06 (R2)/IFRS 16. This analysis identified impacts mainly related to vehicles and properties leased from third parties, corresponding to approximately 95% of the total amount, and less representative amounts arising from other transactions in which we identified assets leased individually or in combination in service contracts.

The recognition of lease expenses of short-term leases (12 months or less) and leases of low-value assets (below US$ 5,000.00) will remain on a linear basis, as permitted by CPC 06 (R2)/IFRS 16.

On January 1, 2019, the measurement of lease liabilities corresponds to the total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings, which corresponds to the average rate applicable to borrowings or debt issues in the local capital market, which represent the financing of these assets classified as right of use, allocating the assets based on useful life at the average rate per maturity term of each borrowing contract.

The Company decided to use the practical expedient of using a single real discount rate based on the respective terms for contracts with similar characteristics.

Regarding renewals, the Company considered the assumptions, policies and internal regulations, whose term cannot be automatically renewed, and for which extensions will only occur based on an agreement between the parties in cases proven to be advantageous and necessary to attain SABESP’s interests, i.e. when it is reasonable sure that the option will be exercised.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

After carrying out analysis, the Company concluded that only 70 agreements will fall under the scope of CPC 06 (R2)/IFRS 16 and, on January 1, 2019, the Company’s Management will recognize a right-of-use asset and a lease liability at the present value of R$ 64,955.

As of December 31, 2018, the analyses and internal controls associated with the measurement and accounting of lease agreements were substantially concluded and under customization with conclusion pending the definition of certain assumptions. Therefore, considering the existence of significant judgment components in the new accounting pronouncement, the Company believe that there may be changes in the reported amounts, but in amounts deemed not significant within the context of the financial statements.

The Company intends to apply the practical expedient related to the definition of leases during transition. This means that it will apply CPC 06 (R2)/IFRS 16 to all agreements signed before January 1, 2019 identified as lease, in accordance with CPC 06 (R1)/IAS 17 and ICPC 03/IFRIC 4.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

5             Risk Management

5.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short- and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the US dollar and Yen, in the total amount of
R$ 6,694,912 as of December 31, 2018 (R$ 5,702,375 as of December 31, 2017). Below, the Company’s exposure to exchange risk:

	December 31, 2018		December 31, 2017
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,191,152	4,615,476	1,200,786	3,972,200
Borrowings and financing – Yen	57,463,173	2,026,726	57,575,271	1,692,713
Interest and charges from borrowings and financing – US$		40,193		26,628
Interest and charges from borrowings and financing – Yen		12,517		10,834
Total exposure		6,694,912		5,702,375
Borrowing cost – US$		(22,390)		(26,454)
Borrowing cost – Yen		(3,113)		(3,100)
Total foreign-currency denominated borrowings (Note 17)		6,669,409		5,672,821

The 17.6% increase in foreign-currency denominated debt from December 31, 2017 to December 31, 2018 was mainly due to:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Exchange rates, as a result of:

1)         17.1% increase of the US dollar against the real, from R$ 3.3080 as of December 31, 2017, to R$ 3.8748 as of December 31, 2018; and

2)         20.0% increase of the Yen, from R$ 0.02940 as of December 31, 2017, to R$ 0.03527 as of December 31, 2018.

As of December 31, 2018, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the year would have been R$ 669,491 (R$ 570,238 as of December 31, 2017), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on December 31, 2018 (Liabilities) in US$	1,191,152	1.191.152	1.191.152

US$ rate on December 31, 2018	3.8748	3,8748	3,8748
Exchange rate estimated according to the scenario	3.8000	4,7500	5,7000
Differences between the rates	0.0748	(0,8752)	(1,8252)

Effect on net financial result in R$ - gain/(loss)	89,098	(1.042.496)	(2.174.091)

Net currency exposure on December 31, 2018 (Liabilities) in Yen	57,463,173	57.463.173	57.463.173

Yen rate on December 31, 2018	0.03527	0,03527	0,03527
Exchange rate estimated according to the scenario	0.03597	0,04497	0,05396
Differences between the rates	(0.00070)	(0,00970)	(0,01869)

Effect on net financial result in R$ - (loss)	(40,224)	(557.393)	(1.073.987)

Total effect on net financial result in R$ - gain/(loss)	48,874	(1.599.889)	(3.248.078)

(*)For the probable scenario in US dollar, the exchange rate estimated for December 31, 2019 was used, pursuant to the Focus Report – BACEN of December 31, 2018, while for the Yen, the average exchange rate was considered for the 12-month period after December 31, 2018, according to B3’s Reference Rates report of December 31, 2018.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The table below provides the Company's borrowings and financing subject to variable interest rate:

	December 31, 2018	December 31, 2017
CDI (i)	1,250,000	1,144,391
TR (ii)	1,637,290	1,574,564
IPCA (iii)	1,614,595	1,699,747
TJLP (iv)	1,322,854	1,354,987
LIBOR (v)	3,259,295	2,814,399
Interest and charges	134,725	125,172
Total	9,218,759	8,713,260

(i)    CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)   TR – Interest Benchmark Rate

(iii)          IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv) TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)   LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness.

As of December 31, 2018, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the year would have been R$ 92,188
(R$ 87,133 as of December 31, 2017), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2018 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9 and 10.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. The credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	December 31, 2018	December 31, 2017
Cash at banks and short-term bank deposits
AA(bra)	2,966,080	2,222,001
AAA(bra)	45,430	43,978
Other (*)	17,681	17,068
	3,029,191	2,283,047

(*) This category includes current accounts and investment funds in banks whose balances were not significant and, after assessing the impact from CPC 48/IFRS 9, concluded that the expected losses are immaterial.

The available credit rating information of the banks, on December 31, 2018, in which the Company made deposit transactions and financial investments in local currency (R$ - domestic rating) during the year is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAAA

(c)  Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian federal and state governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the Company’s financial liabilities, into relevant maturities, including the installments of principal and future interest to be paid according to the agreement. Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates.

	2019	2020	2021	2022	2023	2024 onwards	Total
As of December 31, 2018

Liabilities
Borrowings and financing	2,581,359	3,073,006	1,427,558	1,468,221	1,189,927	6,364,235	16,104,306
Accounts payables to suppliers and contractors	465,993	-	-	-	-	-	465,993
Services payable	454,022	-	-	-	-	-	454,022
Public-Private Partnership (PPP)	405,263	377,196	377,196	377,196	377,196	4,889,573	6,803,620
Program contract commitments	244,446	45,608	45,741	30,991	30,991	14,417	412,194

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d)      Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/08 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2018, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

December 31, 2018
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	2,877,633	7.1300%(*)	5.3475%	3.5650%
Financial income		205,175	153,881	102,588

Liabilities
CDI	(1,250,000)	7.1300%(*)	5.3475%	3.5650%
Interest to be incurred		(89,125)	(66,844)	(44,563)

CDI net exposure	1,627,633	116,050	87,037	58,025

Liabilities
TR	(1,637,290)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(1,614,595)	4.0100%(*)	5.0125%	6.0150%
Expenses to be incurred		(64,745)	(80,932)	(97,118)

TJLP	(1,322,854)	6.9800%(*)	8.7250%	10.4700%
Interest to be incurred		(92,335)	(115,419)	(138,503)

LIBOR	(3,259,295)	2.7517%(**)	3.4396%	4.1275%
Interest to be incurred		(89,686)	(112,107)	(134,527)

Total net expenses to be incurred		(130,718)	(221,423)	(312,126)

(*) Source: CDI and IPCA rates (Focus Report – BACEN of December 31, 2018) and long-term interest rate at December 31, 2018 (BACEN).
(**) Source: Bloomberg
(***) Source: B3 (previously BM&FBovespa)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

 (i)   Refers to the scenario of interest to be incurred for the 12 months from December 31, 2018 or until the maturity of the agreements, whichever is shorter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

5.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of the financial position plus net debt.

	December 31, 2018	December 31, 2017

Total borrowings and financing (Note 17)	13,152,796	12,100,966
(-) Cash and cash equivalents (Note 7)	(3,029,191)	(2,283,047)

Net debt	10,123,605	9,817,919
Total equity	19,551,688	17,513,009

Total capital	29,675,293	27,330,928

Leverage ratio	34%	36%

As of December 31, 2018, the leverage ratio decreased to 34% from the 36% as of December 31, 2017, mainly due to the increase in equity generated by the 2018 earnings retention, mitigated by the increase of the net debt mainly as a result of the appreciation of the US dollar (17.1%) and the Yen (20.0%) against the Real.

5.3 Fair value estimates

The Company considers that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

5.4 Financial instruments

With the changes introduced by CPC 48/IFRS 9 (Financial Instruments), on December 31, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency (ANA), accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	3,029,191	3,029,191	2,283,047	2,283,047
Restricted cash	31,900	31,900	18,822	18,822
Trade receivables	2,052,416	2,052,416	1,888,505	1,888,505
Water National Agency - ANA	49,136	49,136	70,487	70,487
Other receivables	180,681	180,681	169,715	169,715

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$ 843,250 as of December 31, 2018 (R$ 815,160 as of December 31, 2017), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10 to the financial statements. Part of this balance, totaling R$ 737,503
(R$ 709,208 as of December 31, 2017), refers to reimbursement of additional retirement and pension plan – G0 and is indexed by the IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	13,152,796	13,116,684	12,100,966	11,967,909
Accounts payables to suppliers and contractors	465,993	465,993	344,947	344,947
Services payable	454,022	454,022	408,275	408,275
Program contract commitments	373,009	373,009	239,500	239,500
Public-Private Partnership - PPP	3,413,124	3,413,124	3,071,416	3,071,416

The criteria adopted to obtain the fair values of borrowings and financing were as follows:

(i)

Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from B3.

(ii)

Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)	BNDES loans are financial instruments valued at carrying amount plus contractual interest rate until the maturity date and are indexed by long term interest rate (TJLP).

These financing have specific characteristics and the conditions defined in the financing agreements with BNDES between independent parties and reflect the conditions for those types of loan.  In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES financing, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)

Other financing in local currency are considered by carrying amount plus contractual interest rate until the maturity date, discounted to present value considering a future interest rate published by B3.

(v)

Agreements with BID and IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg.  Eurobonds were priced at market value through quotes published by Bloomberg.  All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(vi)

Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg.  The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2018.

(vii)

Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate. Thus, the Company discloses as market value, the amount recorded as of December 31, 2018.

Financial instruments referring to investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

6             Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, may differ from actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)              Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 9 (c)), based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, the aging of the accounts receivable portfolio and expectation of future losses.  While the Company believes that the assumptions used are reasonable, actual results could be different.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(b)              Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets arising from concession agreements.  The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits.  The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related fixed asset.

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first.  Additional information on the accounting for intangible assets arising from concession agreements are described in Notes 3.8 and 15.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in the useful lives of the intangible assets may have relevant impacts on the results of operations.

(c)              Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 21.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets. The benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method.  The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(d)             Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporation Law, taking into consideration the provisions of the tax laws. The Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets. Additional information related to taxes are described in Note 19.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(e)              Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers. The Company recognizes a provision for lawsuits when it has a present obligation (legal or constructive) arising from a past event, it is probable that an outflow of resources embodying economic benefits will be necessary to settle the liability and the amount of such obligation can be reliable estimated.  Judgments regarding future events may differ significantly from actual estimates and could exceed the amounts provisioned.  Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings are disclosed in Note 20.

7             Cash and cash equivalents

	December 31, 2018	December 31, 2017

Cash and banks	151,558	171,951
Cash equivalents	2,877,633	2,111,096
	3,029,191	2,283,047

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 98.28% of CDI in December 2018 (98.88% in December 2017).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

8             Restricted cash

	December 31, 2018	December 31, 2017
Current
Agreement with the São Paulo municipal government (i)	19,977	12,055
Brazilian Federal Savings Bank – escrow deposits (ii)	5,880	1,209
Other	6,043	5,558
	31,900	18,822

(i)    Refers to the amount deducted from the 7.5% of municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo; and

(ii)   Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

9             Trade receivables

(a)      Financial position balance

	December 31, 2018	December 31, 2017
Private sector:
General and special customers (i) (ii)	1,372,667	1,248,979
Agreements (iii)	347,679	320,032

	1,720,346	1,569,011
Government entities:
Municipal	575,733	532,320
Federal	3,876	3,547
Agreements (iii)	274,906	285,614

	854,515	821,481
Wholesale customers – Municipal governments: (iv)
Guarulhos (*)	-	760,598
Mauá	601,910	530,830
Mogi das Cruzes	3,056	2,670
Santo André	1,164,399	1,048,832
São Caetano do Sul	2,869	2,604
Diadema	222,671	222,671

Total wholesale customers – Municipal governments	1,994,905	2,568,205

Unbilled supply	587,189	580,006

Subtotal	5,156,955	5,538,703
Allowance for doubtful accounts	(3,104,539)	(3,650,198)

Total	2,052,416	1,888,505

Current	1,843,333	1,672,595
Noncurrent	209,083	215,910

	2,052,416	1,888,505

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(i)	General customers - residential and small- and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.);
(iii)	Agreements - installment payments of past-due receivables, plus monetary adjustment and interest, according to the agreements; and
(iv)

Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts.

(*)	Agreement signed with the municipality of Guarulhos

On December 12, 2018, an Agreement for debt payment and receipt was entered into by the municipality of Guarulhos (“Guarulhos”), the Guarulhos Autonomous Water and Sewage Service (SAAE) and SABESP, in order to settle SAAE’s existing debt through the transfer of sanitation services to SABESP for a period of 40 years.

On December 12, 2018, the São Paulo State, the city of Guarulhos and SABESP, with intervention of SAAE, signed a Public Utility Service Agreement to Provide Water Supply and Sewage Services in the municipality of Guarulhos, through which the São Paulo State and the municipality of Guarulhos granted SABESP the right to provide services for a period of 40 years.

Due to the signature of the service agreement, the amount due by SAAE, recorded as revenue loss, totaling
R$ 928,014, was recognized as revenue, reducing losses in receivables. As a result, the balance of receivables was used to pay for the transfer of sanitation services for a 40-year period, incorporated into intangible assets.

Due to the service transfer, the Company paid R$ 50,000 to settle administrative costs and terminate the services provided by SAAE. It also allocated R$ 150,000 to be transferred in five annual statements, adjusted by the IPCA index published by the Brazilian Institute of Geography and Statistics (IBGE); the first installment was paid in 2018 and the others will be paid from January 2020 to January 2023. The amounts must be allocated to sanitation initiatives. The total amount of R$ 200,000 was adjusted to present value and registered in intangible assets by crediting current and noncurrent liabilities, in the amounts of R$ 80,000 and R$ 98,301, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

From the sixth year after the signature of the agreement, four percent (4%) of gross revenue received by SABESP from the municipality of Guarulhos, less Cofins/Pasep, ARSESP’s Regulation, Control and Oversight Fee (TRCF) and other taxes/fees levied on revenue will be invested in environmental sanitation, housing, drainage and other urban infrastructure projects of the municipality of Guarulhos.

Credits in court, in the form of registered warrants, will be held as collateral of compliance with the Adjustment Instrument. The payment of said registered warrants held in court will be suspended for the period in which the Agreement remains in effect.

The collateral amount will be progressively reduced according to the following rules:

•         The collateral amount will not be reduced until the fifth (5th) anniversary of the Agreement signature date;

•         From the fifth (5th) to the fifteenth (15th) anniversary of the Agreement signature date, Credits 1 and 2 will be reduced by an amount equivalent to 1/120 per complete month;

•         From the fifteenth (15th) to the twenty-third (23rd) anniversary of the Agreement signature date, Credits 3 and 4will be reduced by an amount equivalent to 1/96 per complete month;

•         From the twenty-third (23rd) to the fortieth (40th) anniversary of the Agreement signature date, Credit 5 will be reduced by an amount equivalent to 1/204 per complete month.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(b)      The aging of trade receivables is as follows

	December 31, 2018	December 31, 2017

Current	1,481,641	1,471,668
Past-due:
Up to 30 days	330,310	287,173
From 31 to 60 days	160,970	118,179
From 61 to 90 days	99,614	73,989
From 91 to 120 days	70,029	52,477
From 121 to 180 days	121,599	105,952
From 181 to 360 days	136,779	147,699
Over 360 days	2,756,013	3,281,566

Total past-due	3,675,314	4,067,035

Total	5,156,955	5,538,703

The decrease in the overdue balance was mainly due to wholesale receivables from the municipality of Guarulhos, as a result of the agreement signed in December 2018.

(c)      Allowance for doubtful accounts

	December 31, 2018	December 31, 2017

Balance at the beginning of the year	3,650,198	3,514,240
Private sector/government entities	61,315	75,973
Recoveries	(107,307)	(133,730)
Wholesale customers	(499,667)	193,715

Net additions/(recoveries) in the year	(545,659)	135,958

Balance at the end of the year	3,104,539	3,650,198

Reconciliation of estimated/historical losses of income	December 31, 2018	December 31, 2017

Write-offs	(184,555)	(171,729)
(Losses)/reversal with state entities – related parties	1,294	21,510
(Losses) with private sector/government entities	(61,315)	(75,973)
(Losses)/reversal with wholesale customers	(29,458)	9,781
Recoveries	107,307	133,730

Amount recorded as selling expenses	(166,727)	(82,681)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Wholesale sales losses from the municipalities of Santo André and Mauá, totaling R$ 116,250 and R$ 71,606, respectively, were also recorded as revenue reduction in 2018 (R$ 104,082 and R$ 64,070, respectively, in 2017). In addition, R$ 716,981 was reversed in the same line, related to the municipality of Guarulhos. Accordingly, the result of these changes generated a reversal of wholesale losses, in the revenue, of R$ 529,125 in 2018 (R$ 203,496 was recorded in 2017 as revenue reduction).

The Company does not have customers representing 10% or more of its total revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

10           Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies/entities related to it.

(a)      Accounts receivable, interest on equity, revenue and expenses with the São Paulo State Government

	December 31, 2018	December 31, 2017
Accounts receivable
Current:
Sanitation services (i)	122,522	118,441
Allowance for losses (i)	(33,820)	(35,114)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments) (ii) and (vi)	22,926	22,968
- GESP Agreement – 2008 (ii) and (vi)	-	20,099
- GESP Agreement – 2015 (vii)	62,520	54,379

Total current	174,148	180,773

Noncurrent:
Agreement for the installment payment of sanitation services	17,045	22,625
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (vii)	652,057	611,762

Total noncurrent	669,102	634,387

Total receivables from shareholders	843,250	815,160

Assets:
Sanitation services	105,747	105,952
Reimbursement of additional retirement and pension benefits paid (G0)	737,503	709,208

Total	843,250	815,160

Liabilities:
Interest on equity payable to related parties	338,407	300,717
Other (f)	8,694	1,367
	2018	2017

Revenue from sanitation services	501,146	462,989
Payments from related parties	(509,672)	(471,081)

Receipt of GESP reimbursement referring to Law 4,819/58	(173,516)	(192,889)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(i)                    Sanitation services

The Company provides water supply and sanitation services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v).

The Company recognized R$ 33,820 as of December 31, 2018 (R$ 35,114 as of December 31, 2017) as allowance for losses, according to CPC 48/IFRS 9, applicable as from January 1, 2018.

(ii)                  Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4,819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

Under the Agreement referred on item (iii), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE), is complied with.

As discussed on item (vi), during the assessment of the debt due by GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

See additional information about the Go plan in Note 21 (b) (iii).

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(iii)     GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to sanitation services and to the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs (“Reservoirs”) for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the benefits. DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets.  There is an unfavorable decision to SABESP not yet unappealable. See additional information in item (iv) below.

On March 22, 2004, the Company signed the first amendment to the GESP Agreement, settling the amounts due by the São Paulo State Government for water supply and sewage services provided, monetarily adjusted through February 2004, and formally authorizing the offset of amounts due by the São Paulo State Government with interest on capital declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment. In December 2012 the last installment was paid.

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP of R$ 915,251, monetarily adjusted for inflation until September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted the reservoirs, on a provisional basis, as part of the payment of the Undisputed Reimbursement and offered GESP a provisional settlement, recognizing a financial credit of R$ 696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The remaining debtor balance of R$ 218,967 was totally paid in 2018.

The Company had not recognized in its financial statements the reimbursement receivable of R$ 696,283 related to the reservoirs, as it is not virtually certain that they will be transferred by the State Government. In March 2015, SABESP and GESP entered into an agreement to pay the reservoirs, totaling R$ 696,283 (more information in item (iv) of this note).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

In addition, the third amendment provides for the regularization of the monthly flow of benefits. While SABESP is liable for the flow of monthly payments, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement. Should there be no preventive court decision, the State will assume the flow of monthly payment of the portion considered as undisputed.

(iv)      Agreement with the São Paulo State Government entered into in 2015

On March 18, 2015, the Company, the São Paulo State and the Department of Water and Electricity (DAEE), and the Sanitation and Water Resources Department as the intervening party, entered into as Agreement in the amount of R$ 1,012,310, R$ 696,283 of which corresponds to the principal of the Undisputed Amount mentioned in item (v) and R$ 316,027 corresponds to the inflation adjustment of the principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

•     The first 24 installments were settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015; and

•     The amount of R$ 609,109, payable in 156 monthly installments, was adjusted by the Extended Consumer Price Index (IPCA) until the initial payment date, i.e. April 5, 2017. As of this date, installments are being adjusted by IPCA plus simple interest of 0.5% per month.

Considering that the lawsuit that objects the possibility of transferring the reservoirs is pending final and unappealable court decision, the agreement also provides for the following situations:

•     If transfer is possible and the reservoirs are effectively transferred to SABESP and registered at the notary’s office, SABESP will reimburse to the State the amounts paid in replacement of reservoirs (Principal Amount) in 60 monthly installments adjusted by IPCA until the date of payment of each installment; and

•     If the transfer of the reservoirs is not possible, the State will pay to SABESP, in addition to the Principal Amount, the inflation adjustment credit of R$ 316,027 in 60 installments, beginning after the Principal Amount installment payment is made. The amount will be adjusted by IPCA to the initial date of the payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates per month over the amount of each installment.

The accounting impacts of the agreement generated a debit of R$ 696,283 in accounts receivable from related parties and a credit in the same amount in administrative expenses on the transaction date. As of December 31, 2018, the balance receivable totaled R$ 62,520 in current assets (R$ 54,379 as of December 31, 2017) and R$ 652,057 in noncurrent assets (R$ 611,762 as of December 31, 2017) and CTEEP shares were disposed of on April 20, 2016, for R$ 111.1 million.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(v) Disputed Amount of Benefits

As already mentioned, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the São Paulo State is originally liable, but paid by SABESP under a court order.

By entering into the Third Amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, the recent opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010 refute the reimbursement of the portion previously defined as Disputed Amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the disputed receivables without dispute.

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, SABESP:  (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at B3’s Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, but such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the São Paulo State pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. Despite the legal proceeding, the Company will persist to obtain an agreement with GESP since Management believes that it is the best solution to the Company and its shareholders than wait until the end of the lawsuit.

The Company's Management decided to record allowance for losses of amounts receivables from the State for loss; as of December 31, 2018 and 2017, the amounts related to the pension plan benefits paid and recorded as allowance for doubtful accounts totaled R$ 1,107,104 and R$ 1,021,657, respectively.

As a result, the Company also recognized the actuarial obligation related to the pension benefit obligations maintained with the beneficiaries, retirees and pensioners of the G0 Plan. As of December 31, 2018 and 2017, the pension benefit obligations of the G0 Plan totaled R$ 2,606,107 and R$ 2,543,877, respectively. For more information on the pension benefit obligations refer to Note 21 (b) (iii).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(b)      Use of reservoirs - EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE. An arbitration proceeding was in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collection for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies. As of October 19, 2017, the conditions precedent were complied with and the agreement came into effect.

According to the Private Transaction Agreement and Other Adjustments, the payments were established as follows:

- R$ 6,610 annually, adjusted for inflation, as of the execution date of this instrument, by the IPCA or any other index that may replace it, by the last business day of October of each fiscal year,  with (i) the first of  such annual payments due up to the last business day of October 2017 and (ii) the last payment due up to the last business day of October 2042; and

- R$ 46,270, in five annual and successive installments, adjusted for inflation by the IPCA or any other index that may replace it, with the first installment of R$ 9,254 due on April 30, 2017 and the subsequent ones in four (4) installments of same amount, adjusted for inflation, due on every April 30 of the subsequent years, or on the first subsequent business day.

By entering into the Agreement, all litigation between the parties will cease permanently and the Company will continue using the reservoirs.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

In addition to the lawsuits that were part of the Agreement, on April 11, 2016, SABESP was named in the indemnification proceeding commenced by EMAE’s minority shareholders, who claimed compensation for damages suffered by EMAE, based on the amounts that the latter did not earn due to the decrease in the outflow of these reservoirs and in the generation of electricity as a result of the use of water of the Billings and Guarapiranga reservoirs by SABESP, and also requested that SABESP be sentenced to reimburse the loss of profits related to EMAE’s unearned amounts resulting from the fact that water was not pumped from the Pinheiros and Tietê Rivers to the Henry Borden hydroelectric power plant.  In summary, the company claims  that the São Paulo State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of SABESP’s interests by allowing and consenting water intake from the Billings and Guarapiranga reservoirs, in detriment to the output of these reservoirs and generation of electricity by EMAE, without the necessary financial compensation, making impracticable the satisfactory use of the Henry Borden hydroelectric power plant. The lawsuit is in evidentiary stage.

As of August 7, 2017, the Company was once again served with process in a citizen suit filed by Alvaro Luiz de Lima de Alvares Otero against ANEEL, EMAE and SABESP requesting the annulment of ANEEL order, which consents to the above transaction. The plaintiff claims that the act is illegal and harmful, compromises the operational feasibility of the Henry Borden hydroelectric power plant and jeopardizes the energy security of the São Paulo State, the Southeast region and Brazil. Finally, the plaintiff requests SABESP to indemnify EMAE, at an amount to be calculated. The suit was extinguished without judgment of merit. An appeal was lodged by the author awaiting judgment by the Court of Justice.

The agreement entered into with EMAE will not necessarily settle these lawsuits.

As of December 31, 2018, the Company recorded R$16,055 and R$90,518 in Other Liabilities, under current  and noncurrent liabilities, respectively. In 2018, the Company paid the amount of R$ 16,622.

(c)      Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(d)      Guarantees

The State Government provides guarantees for some of the Company’s borrowings and financing and does not charge any fee for such guarantees.

(e)     Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged. In 2018, the expenses related to employees assigned by SABESP to other state government entities amounted to R$ 8,903 (R$ 9,853 in 2017).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

In 2018, expenses with employees from other entities at the disposal of the Company totaled R$ 116. There were no expenses related to personnel assigned by other entities to the Company in 2017.

(f)       Services obtained from state government entities

As of December 31, 2018 and 2017, SABESP had outstanding amounts payable of R$ 8,694 and R$ 1,367, respectively, for services rendered by São Paulo State Government entities.

(g)      Non-operating assets

As of December 31, 2018 and 2017, the Company had an amount of R$ 969 related to a free land lent to DAEE (Department of Water and Electricity).

(h)      Sabesprev

The Company sponsors health plans managed by Sabesprev, according to Note 21 (a).

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of December 31, 2018 amounted to R$ 363,902 (R$ 388,461 as of December 31, 2017), according to Note 21 (b) (i).

(i)       Compensation of Management Key Personnel

- Compensation:

SABESP's compensation policy for Management is set out according to guidelines of the São Paulo State Government, issued by the CODEC (State Capital protection Board), and is based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

The Executive Officers’ fees are also defined by government authorities. Management and Fiscal Council’s compensation is equivalent to 30% and 20%, respectively, of the Executive Officers’ fee, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a management paradigm equivalent to the private sector to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

In addition to the monthly fee, the members of the Board of Directors, Fiscal Council and the Board of Executive Officers receive annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year.  The purpose of this reward is to correspond to the thirteenth salary paid to the Company’s employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to Statutory Officers - meal ticket, basket of food staples, medical care, annual paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee and bonuses.

SABESP pays bonuses for the purposes of compensating Executive Officers, in accordance with the guidelines of the São Paulo State government, as an incentive policy, as long as the Company records quarterly, semiannual and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers totaled R$ 4,077 and R$ 3,813 in 2018 and 2017, respectively. An additional amount of R$ 538, related to the bonus program, was recorded in 2018 (R$ 556 in 2017).

(j)       Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. and Attend Ambiental S.A. to finance the operations of these companies, until the borrowings and financing requested with financial institutions is granted.

SPE	Principal	Interest rate	Total	Interest rare	Maturity
Aquapolo Ambiental	19,000	13,857	32,857	CDI + 1.2% p.a.	(i)
Total	19,000	13,857	32,857

(i)       The loan agreement originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2018, the balance of principal and interest of this agreement was R$ 32,857, recorded in noncurrent assets, under “Other Accounts Receivables” (R$ 50,617 as of December 31, 2017). In 2018, the financial income recognized was R$ 2,772 (R$ 5,017 in 2017).

On December 31, 2017, there was an outstanding agreement totaling R$ 10,838, which was fully settled on December 21, 2018.

Regarding the agreement entered into with Attend, in the amount of R$ 5,400, which had been overdue since June 2015, an allowance for doubtful accounts of R$ 9,596 was recorded, as a renegotiation agreement was not reached.

(k)      “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until December 31, 2018, the program total amount was R$ 100,928 (R$ 82,697 as of December 31, 2017); as of December 31, 2018 and 2017, there was no balance receivable from related parties. As of December 31, 2018, R$ 49,919 (R$ 35,068 as of December 31, 2017) was recorded under intangible assets. R$ 51,009 was reimbursed by GESP (R$ 47,629 as of December 31, 2017) from the beginning of the program until December 31, 2018.

11            Water National Agency (ANA)

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program ".

This program does not finance works or equipment, but remunerates based on results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Brazilian Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds’ earnings. As of December 31, 2018, the balances of assets and liabilities totaled R$ 49,136 (R$ 70,487 as of December 31, 2017), and the liability is recorded in "other liabilities" under noncurrent liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

12           Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19(R2)).

The Company holds interest valued by the equity accounting in the following investees:

Sesamm

As of August 15, 2008, the Company, together with GS Inima Brasil Ltda (“GS Inima”), successor of Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and GS Inima Environment S/A (currently OHL Medio Ambiente); and Estudos Técnicos e Projetos ETEP Ltda. (“ETEP”), succeeded by ECS Operações e Participações Ltda (“ECS”), incorporated Sesamm – Serviços de Saneamento de Mogi Mirim S/A for a period of 30 years from the date the concession agreement with the municipality for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

Sesamm's capital as of December 31, 2018, totaled R$ 19,532, and was represented by 19,532,409 registered common shares with no par value. SABESP holds a 36% interest, GS Inima 57% and ECS 7%.

The operations initiated in June 2012.

Águas de Andradina

As of September 15, 2010, the Company, together with Companhia de Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2018, the capital of Águas de Andradina totaled R$ 17,948, divided into 17,936,174 registered common shares with no par value. SABESP holds 30% of its equity interest and Iguá 70%.  The amount of R$ 12 is recorded under investee’s equity, as advance for future capital increase.

As of April 26, 2016, the Annual and Extraordinary Shareholders’ Meeting approved a capital increase in the amount of R$ 2,290 upon the issue of 2,289,796 new registered common shares with no par value, fully subscribed and paid-in, R$ 573 of which using the minimum mandatory dividends and R$ 1,717 corresponding to additional dividends, both arising from the profit recorded in 2015.

In 2018, the Company contributed R$ 910 in the investee, by issuing 910,006 registered common shares with no par value, subscribed and paid-in. This amount was recorded in current assets, under “Other receivables” and was reclassified to investments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

As of May 4, 2018, the Annual and Extraordinary Shareholders’ Meeting approved the capital increase, in the amount of R$ 1,062, through the issue of 1,061,935 new registered common shares with no par value, fully subscribed and paid-in, upon capitalization of the credits held by the shareholders due to the distribution of dividends. The Company holds a 30% interest of this capital increase.

The Company pledges as guarantee 100% of its shares in Águas de Andradina.

The operations initiated in October 2010.

Águas de Castilho

As of October 29, 2010, the Company, together with Águas do Brasil – Cab Ambiental, currently Iguá Saneamento S/A (“Iguá”), incorporated Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2018, the company’s capital stock was R$ 2,785, and was represented by 2,785,227 registered shares with no par value. SABESP holds a 30% interest and Iguá 70%.

As of April 26, 2016, the Annual and Extraordinary Shareholders’ Meeting approved a capital increase in the amount of R$ 740 upon the issue of 740 new registered common shares with no par value, fully subscribed and paid-in, R$ 184 of which using the minimum mandatory dividends and R$ 556 corresponding to additional dividends, both arising from the profit recorded in 2015.

In 2018, the Company contributed R$ 61 to the investee, by issuing 61,000 registered common shares with no par value, subscribed and paid-in. This amount was recorded in current assets, under “Other receivables” and was reclassified to investments.

As of May 4, 2018, the Annual and Extraordinary Shareholders’ Meeting approved the capital increase, in the amount of R$ 222, through the issue of 221,613 new registered common shares with no par value, fully subscribed and paid-in, upon capitalization of the credits held by the shareholders due to the distribution of dividends. The Company holds a 30% interest of this capital increase.

The Company pledges as collateral 100% of its shares in Águas de Castilho.

The operations initiated in January 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Saneaqua Mairinque

As of June 14, 2010, the Company, together with BRK Ambiental Participações S/A (“BRK”) currently Odebrecht Utilities S/A, former Foz do Brasil S.A., incorporated Saneaqua Mairinque S/A, with indefinite term, for the purpose of exploring water supply and sewage services of the municipality of Mairinque.

As of December 31, 2018, the capital of Saneaqua Mairinque totaled R$ 4,183, represented by 3,141,239 registered common shares with no par value. SABESP holds a 30% interest and BRK 70%. In 2018, the investee received capital contribution of R$ 2,183, by issuing 1,141,239 new registered common shares with no par value, which was recorded as advance for future capital increase in its noncurrent liabilities in 2017.

The Company pledges as guarantee 100% of its shares in Saneaqua Mairinque.

The operations initiated in October 2010.

Attend Ambiental

As of August 23, 2010, SABESP, together with Companhia Estre Ambiental S.A. (“Estre”), incorporated Attend Ambiental S.A., for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

As of December 31, 2018, the capital totaled R$ 13,400, and was represented by 13,400,000 registered common shares with no par value. SABESP holds a 45% interest and Estre 55%.

The operations initiated in December 2014.

Aquapolo Ambiental S/A

As of October 8, 2009, the Company, together with Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

As of December 31, 2018, the capital of Aquapolo totaled R$ 36,412, and was represented by 42,419,045 registered common shares with no par value. SABESP holds 49% of its equity interest. On December 29, 2016, Odebrecht Utilities S/A transferred to Odebrecht Ambiental Participações em Negócios Industriais S/A (“OAPNI”) all its shares and control and the latter now holds 51% of the shares.

The Company pledges as guarantee 100% of its shares in Aquapolo Ambiental S/A.

The operations initiated in October 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Paulista Geradora de Energia

As of April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A - PGE, jointly with Servtec Investimentos e Participações Ltda ("Servtec) and Tecniplan Engenharia e Comércio Ltda ("Tecniplan"), which operational purpose is the implementation and commercial exploration of water potential in small hydroelectric power plants (SHPPs), located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2018, the capital stock of Paulista Geradora de Energia was R$ 8,679, represented by 8,679,040 registered common shares with no par value, in which SABESP holds a 25% interest, Servtec holds 37.5% and Tecniplan 37.5%.

As of December 31, 2018, operations had not initiated yet.

Below is a summary of the investees’ financial information and SABESP’s equity interest:

	Equity		Capital increase	Dividends distributed	Profit (loss) for the year
	December 31, 2018	December 31, 2017	2018	2018	2018	(*)	2017

Sesamm	43,547	39,262	-	(1,336)	5,621	-	2,707
Águas de Andradina	24,832	19,392	3,033	-	2,425	(18)	4,471
Águas de Castilho	6,084	4,880	203	-	1,060	(59)	933
Saneaqua Mairinque	5,720	4,327	2,183	-	(478)	(312)	390
Attend Ambiental	1,426	5,169	-	-	(4,731)	988	1,324
Aquapolo Ambiental	30,170	18,757	-	-	11,410	3	6,470
Paulista Geradora de Energia	7,625	8,447	-	-	(448)	(374)	(22)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	Investments		Capital increase	Dividends distributed	Equity result			Interest percentage
	December 31, 2018	December 31, 2017	2018	2018	2018	(*)	2017	December 31, 2018	December 31, 2017

Sesamm	15,677	14,135	-	(481)	2,023	-	975	36%	36%
Águas de Andradina	7,450	5,818	910	-	727	(5)	729	30%	30%
Águas de Castilho	1,826	1,465	61	-	318	(18)	287	30%	30%
Saneaqua Mairinque	1,716	1,298	655	-	(143)	(94)	71	30%	30%
Attend Ambiental	642	2,326	-	-	(2,129)	445	560	45%	45%
Aquapolo Ambiental	14,783	9,191	-	-	5,591	1	3,144	49%	49%
Paulista Geradora de Energia	1,905	2,111	-	-	(112)	(94)	(6)	25%	25%
Total	43,999	36,344	1,626	(481)	6,275	235	5,760
Other investments	588	588
Overall total	44,587	36,932

 (*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2017 were issued, including some adjustments, after the Company’s financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

13           Investment properties

	December 31, 2017	Write-offs and disposals	Transfers	Depreciation	December 31, 2018

Investment properties	57,652	(9,995)	13	(50)	47,620
Total	57,652	(9,995)	13	(50)	47,620

	December 31, 2016	Write-offs and disposals	Depreciation	December 31, 2017

Investment properties	57,968	(244)	(72)	57,652
Total	57,968	(244)	(72)	57,652

As of December 31, 2018 and 2017, the market value of these properties was approximately R$ 386,000 and R$ 402,000, respectively.

14           Contract asset

Contract asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from contract with customer, assets related to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, should be classified as contract asset during the construction period and transferred to intangible assets only after completion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date, as described in Note 3.12.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	January 1, 2018	Additions	Contract renewal	Transfers of works	December 31, 2018
Contract asset arising from:
Agreements – equity value	1,303,552	367,199	(284,856)	(475,481)	910,414
Agreements – economic value	233,361	111,703	-	(96,676)	248,388
Program contracts	1,809,257	806,554	284,856	(676,695)	2,223,972
Services contracts – São Paulo	6,733,732	1,788,210	-	(4,867,158)	3,654,784
Software license	533	52,183	-	(52,700)	16
Inventories	298,340	63,075	-	-	361,415
Advance to suppliers	8,940	19	-	-	8,959
Total	10,387,715	3,188,943	-	(6,168,710)	7,407,948

15           Intangible assets

(a)      Statement of financial position details

	December 31, 2018			December 31, 2017
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	5,465,206	(1,391,862)	4,073,344	8,893,296	(1,751,682)	7,141,614
Agreements – economic value	1,948,255	(716,246)	1,232,009	2,068,402	(634,465)	1,433,937
Program contracts	12,710,937	(3,933,008)	8,777,929	10,653,292	(3,058,226)	7,595,066
Program contracts – commitments	1,320,106	(240,555)	1,079,551	1,113,160	(202,785)	910,375
Services contracts – São Paulo	17,474,797	(4,083,345)	13,391,452	19,388,751	(3,471,736)	15,917,015
Software license	748,962	(290,787)	458,175	688,712	(220,587)	468,125
Total	39,668,263	(10,655,803)	29,012,460	42,805,613	(9,339,481)	33,466,132

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(b)      Changes

	December 31, 2017	Transfer to contract asset	Additions	Contract renewal	Transfer of works	Transfers	Write-offs and disposals	Amortization	December 31, 2018
Intangible right arising from:
Agreements – equity value	7,141,614	(1,427,046)	93	(1,935,780)	499,002	(5,268)	(1,406)	(197,865)	4,073,344
Agreements – economic value	1,433,937	(233,361)	373	-	114,442	88	(1,031)	(82,439)	1,232,009
Program contracts	7,595,066	(2,019,461)	928,818	1,935,780	681,742	3,011	(7,616)	(339,411)	8,777,929
Program contracts – commitments	910,375	-	206,946	-	-	-	-	(37,770)	1,079,551
Services contracts – São Paulo	15,917,015	(6,707,847)	3,724	-	4,818,734	12	(14,813)	(625,373)	13,391,452
Software license	468,125	-	4,774	-	54,790	686	-	(70,200)	458,175
Total	33,466,132	(10,387,715)	1,144,728	-	6,168,710	(1,471)	(24,866)	(1,353,058)	29,012,460

	December 31, 2016	Additions	Contract renewal	Reversal of estimated losses	Transfers (i)	Write-offs and disposals	Amortization	December 31, 2017
Intangible right arising from:
Agreements – equity value	7,482,955	374,775	(531,818)	2,078	1,663	(2,795)	(185,244)	7,141,614
Agreements – economic value	1,381,652	142,429	-	8	2,604	(1,163)	(91,593)	1,433,937
Program contracts	6,576,021	772,278	531,818	4,834	(1,784)	(6,606)	(281,495)	7,595,066
Program contracts – commitments	823,216	121,313	-	-	-	-	(34,154)	910,375
Services contracts – São Paulo	14,552,707	1,976,079	-	6,460	(18,346)	(13,848)	(586,037)	15,917,015
Software license	430,237	103,424	-	-	6,489	-	(72,025)	468,125
Total	31,246,788	3,490,298	-	13,380	(9,374)	(24,412)	(1,250,548)	33,466,132

(i) As of December 31, 2017, the Company reclassified R$ 24,071 corresponding to the intangible assets of Álvares Florence, Embaúba, Araçoiaba da Serra, Itapira and Tuiuti to indemnities receivable, in noncurrent assets, which have full allowance for losses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

In 2018, the Company renewed program contracts with the municipalities of Angatuba, Arandu, Assis, Cachoeira Paulista, Carapicuíba, Gália, Guararema, Itirapuã, Monções, Monte Mor, Piraju, Poá, Praia Grande, Queluz, Salesópolis, São Vicente and Terra Roxa. The Company also started operations in the municipality of Saltinho.

In December 2018, the Company signed a contract with the municipalities of Guarulhos and Aguaí, to begin operating in January and June 2019, respectively.

All these contracts are valid for 30 years, except for the contract signed with Guarulhos, which is valid for 40 years.

(c)      Intangible rights arising from concession agreements

The Company operates public service concession agreements for water supply and sewage services mostly based on agreements that set out rights and obligations corresponding to the exploration of assets related to public services (See Note 3.8 (a)). A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2018, the Company operated in 369 municipalities in the São Paulo State (368 on December 31, 2017).  Most of these contracts have a 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Intangible rights arising from concession agreements include:

(i)     Concession agreements – equity value

These refer to municipalities assumed until 2006, except for the municipalities assumed by economic value through assets valuation report prepared by independent experts. The amortization of assets is calculated according to the straight-line method, which considers the assets useful life.

(ii)           Concession agreements – economic value

From 1999 through 2006, the negotiations for new concessions were conducted based on the economic and financial result of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2018 and 2017 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight-line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(iii)     Program contracts

These refer to the renewal of contracts previously referred to as concession agreements whose purpose is to provide sanitation services. The amortization of the assets acquired until the dates of signatures of program contracts is calculated according to the straight-line method, which considers the assets’ useful lives. Assets acquired or built after the signature dates of program contracts are amortized during the contracted period (most of which for 30 years) or during the useful lives of underlying assets, whichever is shorter.

(iv)     Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through program contracts. In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental initiatives. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years).

As of December 31, 2018 and 2017, the amounts not yet disbursed were recorded under “program contract commitments”, in current liabilities, totaling R$ 225,291 and R$ 128,802, respectively, and in noncurrent liabilities, totaling R$ 142,314 and R$ 110,698, respectively. In 2018, the annual rate of 8.06% (WACC) was applied to calculate the present value adjustment of these contracts.

(v)     Service agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the São Paulo State and the Municipality of São Paulo to regulate the water supply and sewage services in the municipality of São Paulo for a 30-year period, extendable for another 30-year period.

Also, on June 23, 2010, the state and the municipal government signed an agreement, whereby SABESP and the Sanitation and Energy Regulatory Agency of the São Paulo State (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality grant to SABESP the right to explore sanitation services in the capital of the São Paulo State, which consists of the obligation to provide such service and charge the respective tariff for this service;

2. The State and the Municipality establish that ARSESP be the agency responsible for regulating the tariff, controlling and monitoring the services;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

3. The evaluation model of the contract was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments and the opportunity cost of SABESP’s investors and creditors were considered in the cash flow analysis;

5. The agreement provides for investments corresponding to 13% of gross revenue from services provided in the municipality of São Paulo, net of the taxes on revenues. Investment plans referring to SABESP’s execution shall be compatible with the activities and programs foreseen in the state and municipal sanitation plans, and, where applicable, the metropolitan plan. The Investment Plan is not definite and will be revised by the Managing Committee every four years, especially regarding investments to be made in the following period;

6. The amount transferred to the Municipal Fund of Environmental Sanitation and Infrastructure to be invested in sanitation services in the municipality must be recovered through tariff charges. This amount represents 7.5% of the total revenue from services supplied to the municipality of São Paulo, net of the taxes on revenue and delinquency in the period, recognized in profit or loss as operating cost;

7. The opportunity cost of SABESP’s creditors and investors is based on the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

8. The agreement provides for the remuneration of net assets in operation, preferably calculated through equity valuation or carrying amount adjusted for inflation, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

Referring to the recovery of the amount transferred to the Municipal Fund of Environmental Sanitation and Infrastructure through tariff charges, mentioned in item 6 above, in April 2013, ARSESP issued Resolution 413, postponing the application of Resolution 407 and suspending, until the conclusion of the tariff revision process, the transfer of services corresponding to municipal charges to consumers, as established in Resolution 407. The postponement of Resolution 407 was due to a request by the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.

As of April 18, 2014, ARSESP Resolution 484 was published with the final results of SABESP’s Tariff Revision. However, both the São Paulo Municipal Government, through Official Letter 1,309/14-SGM/GAB, and the São Paulo State Government, through a petition filed by the São Paulo State Office, by means of Official Letter ATG/Official Letter 092/14-CC, requested a postponement of the effects of ARSESP Resolution 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State Government and SABESP.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

By means of Resolution no. 488 of May 7, 2014, ARSESP maintained the suspension of the effectiveness of ARSESP Resolution 407, published on March 22, 2013, until the results obtained in the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State Government and SABESP postponing the authorization to transfer to consumers the amounts related to the legally established municipal fees that, by force of the Program Agreements and the Water Supply and Sewage Services Agreements, should be included in the Tariff Revision.

The agreement represents 51.52% of the total revenue of the Company as of December 31, 2018, and ensures the judicial and assets security.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage services to the real properties of the municipality, and for that reason, the Company filed a suit to collect these accounts, which are accrued for losses.

(d)      Capitalization of interest and other finance charges

In 2018, the Company capitalized interest and inflation adjustment, including exchange rate changes, in concession intangible assets, totaling R$ 488,502, including the São Lourenço Production System and Leases (R$ 649,048 in 2017) during the construction period.

(e)      Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its own employees or contracting third parties, and is significantly exposed to its risks and benefits.

Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin. Generally, constructions related to the concessions are performed by third parties. In such case, the Company’s margin is lower, normally to cover administration costs and assume the responsibility for primary risks. In 2018 and 2017, the margin was 2.3%.

The construction margin for 2018 and 2017 was R$ 63,013 and R$ 70,335, respectively.

(f)       Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, whose owners will be compensated either amicably or through courts.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. In 2018, expropriations totaled R$ 106,429 (R$ 19,576 in 2017).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(g)      Public-Private Partnership (PPP)

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private- partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of December 31, 2018 and 2017, the amounts related to this PPP recognized in intangible asset were R$ 359,759 and R$ 371,862, respectively. In 2018 and 2017, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement.

On a monthly basis, SABESP assigns funds from tariffs arising from the services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 10,361, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

São Lourenço Production System

SABESP and the special purpose entity Sistema Produtor São Lourenço S/A, composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, in August 2013 signed the public-private partnership agreements of the São Lourenço Production System.

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The objective of the contract is: a) the construction of a water producing system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and b) the provision of services for a 25-year term, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, maintenance and works of the São Lourenço Production System.  Works started in April 2014.

The São Lourenço Production System (SPSL) PPP started operating on July 10, 2018, as per the contractual clause that allows the beginning of operations provided that system has full operating capacity, without, however implying in the acceptance of the works. Accordingly, the service provision phase began with the corresponding payment of the due considerations, together with the end of the works.

The estimated amount by inflation adjustment through December 31, 2018 is approximately R$ 7.92 billion.

After the beginning of operations, every month SABESP will transfer to the SPE Sistema Produtor São Lourenço S/A funds from tariffs arising from the services provided, in the amount of R$ 32.0 million, equivalent to the monthly remuneration plus interest and charges. The amount above will be annually reevaluated by the IPC - FIPE and should be monthly recorded in a restricted account, in accordance with the operating procedures of the agreements.  If SABESP performs with its monthly obligations with the SPE, the funds from the restricted account will be released.

This obligation with the SPE will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichever occurs first:  (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

As of December 31, 2018 and 2017, the carrying amount recorded in the Company’s intangible assets, related to this PPP, totaled R$ 3,208,464 and R$ 2,818,805, respectively. Intangible assets are accounted for based on the physical evolution of the works which, as of December 31, 2018, was approximately 96.8%, with a corresponding entry in the Public-Private Partnership (PPP) liabilities account. In 2018, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2018 and 2017 are shown in the table below, and the increase in intangible assets and liabilities was due to the progress of works in 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2018			December 31, 2017
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	39,283	252,093	291,376	35,083	282,501	317,584
São Lourenço	98,544	3,023,204	3,121,748	24,924	2,728,908	2,753,832
Total	137,827	3,275,297	3,413,124	60,007	3,011,409	3,071,416

(h)      Works in progress

With the adoption of CPC 47/IFRS 15 – Revenue from contract with customer, as of January 1, 2018, assets related to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, previously recognized as part of intangible assets, such as works in progress, were reclassified to contract asset, pursuant to Note 14, in the amount of R$ 10,387 million. As of December 31, 2017, the amount of R$ 10,387 million was recorded under intangible assets as works in progress, and, in 2017, the major projects are located in the municipalities of Paulo, Franca and Itanhaém, totaling R$ 6,497 million (including R$ 2,819 million from São Lourenço PPP), R$ 253 million and R$ 208 million, respectively.

(i)       Amortization of intangible assets

The amortization average rate was 4.2% and 3.9%, on December 31, 2018 and 2017, respectively.

(j)       Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

16           Property, plant and equipment

(a)      Statement of financial position details

	December 31, 2018			December 31, 2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,979	-	92,979	92,507	-	92,507
Buildings	79,086	(38,961)	40,125	79,013	(36,653)	42,360
Equipment	372,872	(256,786)	116,086	330,753	(226,950)	103,803
Transportation equipment	11,333	(7,860)	3,473	10,862	(7,182)	3,680
Furniture and fixtures	27,250	(13,672)	13,578	24,430	(12,614)	11,816
Other	1,659	(288)	1,371	1,122	(238)	884
Total	585,179	(317,567)	267,612	538,687	(283,637)	255,050

(b)      Changes

	December 31, 2017	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2018
Land	92,507	-	472	-	-	92,979
Buildings	42,360	73	-	-	(2,308)	40,125
Equipment	103,803	46,473	986	(81)	(35,095)	116,086
Transportation equipment	3,680	589	-	-	(796)	3,473
Furniture and fixtures	11,816	2,972	-	(27)	(1,183)	13,578
Other	884	538	-	-	(51)	1,371
Total	255,050	50,645	1,458	(108)	(39,433)	267,612

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2017
Land	92,494	-	13	-	-	92,507
Buildings	43,262	86	1,358	-	(2,346)	42,360
Equipment	149,140	17,627	(15,945)	(178)	(46,841)	103,803
Transportation equipment	4,531	-	(33)	(27)	(791)	3,680
Furniture and fixtures	11,986	1,207	(75)	(54)	(1,248)	11,816
Other	970	-	(15)	(20)	(51)	884
Total	302,383	18,920	(14,697)	(279)	(51,277)	255,050

(c)      Depreciation

The Company annually review the depreciation rates of buildings (3.0%); equipment (16.5%); transportation equipment (10%) and furniture and fixtures (6.8%). Land is not depreciated.

The depreciation average rates were 12.3% and 13.6%, as of December 31, 2018 and 2017, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

17           Borrowings and Financing

Borrowings and financing outstanding balance	December 31, 2018			December 31, 2017
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	42,493	40,194	82,687	41,702	80,953	122,655
12th issue debentures	45,450	249,249	294,699	45,450	294,702	340,152
14th issue debentures	41,270	103,005	144,275	40,503	141,351	181,854
15th issue debentures	359,394	-	359,394	346,414	345,788	692,202
17th issue debentures	279,100	532,691	811,791	144,391	781,922	926,313
18th issue debentures	33,469	165,267	198,736	33,020	194,872	227,892
20th issue debentures	248,334	-	248,334	250,000	246,890	496,890
21st issue debentures	-	499,604	499,604	-	499,628	499,628
22nd issue debentures	-	756,040	756,040	-	-	-
Brazilian Federal Savings Bank	75,223	1,266,592	1,341,815	78,487	1,154,599	1,233,086
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,899	-	16,899	16,782	16,782	33,564
Brazilian Development Bank - BNDES PAC	11,227	39,169	50,396	11,143	50,028	61,171
Brazilian Development Bank - BNDES PAC II 9751	4,364	18,811	23,175	4,334	22,991	27,325
Brazilian Development Bank - BNDES PAC II 9752	3,186	23,100	26,286	2,367	19,526	21,893
Brazilian Development Bank - BNDES ONDA LIMPA	23,632	123,875	147,507	23,469	146,461	169,930
Brazilian Development Bank - BNDES TIETÊ III	30,589	252,197	282,786	30,378	280,825	311,203
Brazilian Development Bank - BNDES 2015	31,615	490,729	522,344	10,050	397,922	407,972
Leases	19,077	549,589	568,666	17,573	544,044	561,617
Other	1,380	8,163	9,543	1,466	9,477	10,943
Interest and charges	98,410	-	98,410	101,855	-	101,855
Total in local currency	1,365,112	5,118,275	6,483,387	1,199,384	5,228,761	6,428,145

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Borrowings and financing outstanding balance	December 31, 2018			December 31, 2017
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$ 71,947 thousand (US$ 92,503 thousand in December 2017)	39,826	238,954	278,780	34,000	238,000	272,000
Inter-American Development Bank - BID 2202 – US$ 544,457 thousand (US$ 438,071 thousand in December 2017)	124,098	1,969,565	2,093,663	81,757	1,375,358	1,457,115
International Bank of Reconstruction and Development - BIRD – US$ 91,286 thousand (US$ 79,946 thousand in December 2017)	11,779	341,646	353,425	-	301,665	301,665
Deutsche Bank – US$ 75,000 thousand (US$ 150,000 thousand in December 2017)	288,479	-	288,479	248,100	242,343	490,443
Eurobonds – US$ 350,000 thousand (US$ 350,000 thousand in December 2017)	-	1,354,532	1,354,532	-	1,155,331	1,155,331
JICA 15 – ¥ 12,676,730 thousand (¥ 13,829.160 thousand in December 2017)	40,646	406,462	447,108	33,881	372,696	406,577
JICA 18 – ¥ 11,397,760 thousand (¥ 12,433,920 thousand in December 2017)	36,545	365,230	401,775	30,463	334,849	365,312
JICA 17 – ¥ 1,826,957 thousand (¥ 1,534,959 thousand in December 2017)	11,835	51,786	63,621	2,507	41,835	44,342
JICA 19 – ¥ 31,561,726 thousand (¥ 29,777,232 thousand in December 2017)	64,028	1,047,081	1,111,109	-	873,383	873,383
BID 1983AB – US$ 58,462 (US$ 82,404 thousand in December 2017)	68,554	155,653	224,207	79,201	189,990	269,191
Interest and charges	52,710	-	52,710	37,462	-	37,462
Total in foreign currency	738,500	5,930,909	6,669,409	547,371	5,125,450	5,672,821

Total borrowings and financing	2,103,612	11,049,184	13,152,796	1,746,755	10,354,211	12,100,966

Exchange rate as of December 31, 2018: US$ 3.8748; ¥ 0.03527 (as of December 31, 2017: US$ 3.3080; ¥ 0.02940).

On December 31, 2018, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP + 1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1) and 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
20th issue debentures	Own funds	2019	CDI + 3.80%
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
Brazilian Federal Savings Bank	Own funds	2019/2039	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	TJLP + 2.5%
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 2.15%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.5%
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2025	12% (Presidente Prudente) and TJLP + 1,5% (FINEP)	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange rate changes

Inter-American Development Bank - BID 1212 – US$ 71,947 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - BID 2202 – US$ 544,457 thousand	Government	2035	3.42% (*)	US$
International Bank for Reconstruction and Development - BIRD – US$ 91,286 thousand	Government	2034	2.85% (*)	US$
Deutsche Bank – US$ 75,000 thousand	-	2019	4.50%(*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 12,676,730 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 11,397,760 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 1,826,957 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 31,561,726 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$ 58,462 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(i)     Payment schedule – accounting balances as of December 31, 2018

	2019	2020	2021	2022	2023	2024	2025 to 2039	TOTAL
LOCAL CURRENCY
Debentures	1,049,510	589,190	479,995	559,184	362,555	204,832	150,294	3,395,560
Brazilian Federal Savings Bank	75,223	78,072	82,169	86,589	79,037	77,369	863,356	1,341,815
BNDES	121,512	103,260	102,809	102,809	97,069	91,581	450,353	1,069,393
Leasing	19,077	36,903	38,700	40,654	43,416	45,153	344,763	568,666
Other	1,380	1,380	1,380	1,380	1,380	1,380	1,263	9,543
Interest and charges	98,410	-	-	-	-	-	-	98,410
TOTAL IN LOCAL CURRENCY	1,365,112	808,805	705,053	790,616	583,457	420,315	1,810,029	6,483,387
FOREIGN CURRENCY
BID	163,923	163,923	163,923	163,923	163,923	163,923	1,388,905	2,372,443
BIRD	11,779	23,557	23,557	23,557	23,557	23,557	223,861	353,425
Deutsche Bank	288,479	-	-	-	-	-	-	288,479
Eurobonds	-	1,354,532	-	-	-	-	-	1,354,532
JICA	153,055	140,431	140,431	140,431	140,431	140,431	1,168,403	2,023,613
BID 1983AB	68,554	67,786	29,806	29,806	28,255	-	-	224,207
Interest and charges	52,710	-	-	-	-	-	-	52,710
TOTAL IN FOREIGN CURRENCY	738,500	1,750,229	357,717	357,717	356,166	327,911	2,781,169	6,669,409
Overall Total	2,103,612	2,559,034	1,062,770	1,148,333	939,623	748,226	4,591,198	13,152,796

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(ii)   Changes

	December 31, 2017	Funding	Borrowings costs	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Borrowings costs - expenses	December 31, 2018

LOCAL CURRENCY
Debentures	3,576,842	750,000	(3,021)	62,676	-	(259,175)	(905,080)	226,810	34,409	3,400	3,486,861
Brazilian Federal Savings Bank	1,236,674	194,244	-	-	-	(102,772)	(85,515)	75,668	27,385	-	1,345,684
BNDES	1,042,036	131,000	-	3,438	4,001	(90,397)	(102,314)	28,909	55,725	207	1,072,605
Leasing	561,616	-	-	-	6,366	(38,196)	(17,427)	40,290	16,017	-	568,666
Other	10,977	-	-	69	-	(772)	(1,470)	763	4	-	9,571
TOTAL IN LOCAL CURRENCY	6,428,145	1,075,244	(3,021)	66,183	10,367	(491,312)	(1,111,806)	372,440	133,540	3,607	6,483,387

FOREIGN CURRENCY
BID	1,743,257	484,690	(2,365)	237,433	53,208	(55,391)	(130,520)	26,910	41,878	885	2,399,985
BIRD	303,278	-	-	48,279	3,462	(7,607)	-	6,945	2,044	19	356,420
Deutsche Bank	496,726	-	-	62,918	-	(35,207)	(268,508)	28,862	4,454	3,627	292,872
Eurobonds	1,158,642	-	-	198,380	-	(97,952)	-	85,072	13,448	822	1,358,412
JICA	1,700,448	80,196	(191)	329,638	6,787	(33,519)	(82,608)	33,992	1,209	176	2,036,128
BID 1983AB	270,470	-	-	39,241	-	(11,060)	(85,306)	9,681	1,488	1,078	225,592
TOTAL IN FOREIGN CURRENCY	5,672,821	564,886	(2,556)	915,889	63,457	(240,736)	(566,942)	191,462	64,521	6,607	6,669,409
Overall Total	12,100,966	1,640,130	(5,577)	982,072	73,824	(732,048)	(1,678,748)	563,902	198,061	10,214	13,152,796

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	Funding	Borrowings costs	Leases	Monetary variation and exchange rate changes	Inflation adjustment / update incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Borrowings costs - expenses	December 31, 2017

LOCAL CURRENCY
Debentures	3,641,912	500,000	(1,157)	-	51,768	-	(301,493)	(597,794)	176,780	103,215	3,611	3,576,842
Brazilian Federal Savings Bank	1,150,691	144,654	-	-	5,495	1,415	(95,854)	(65,836)	78,283	17,826	-	1,236,674
BNDES	946,984	171,153	-	-	5,405	2,512	(78,466)	(87,993)	33,938	48,294	209	1,042,036
Leases	552,516	-	-	24,693	-	-	-	(15,593)	-	-	-	561,616
Other	11,677	-	-	-	116	-	(876)	(750)	779	31	-	10,977
TOTAL IN LOCAL CURRENCY	6,303,780	815,807	(1,157)	24,693	62,784	3,927	(476,689)	(767,966)	289,780	169,366	3,820	6,428,145

FOREIGN CURRENCY
BID	1,811,664	96,889	(2,497)	-	(15,193)	40,228	(38,654)	(189,280)	22,547	16,803	750	1,743,257
BIRD	261,337	35,710	-	-	2,874	2,837	(4,049)	-	3,662	888	19	303,278
Deutsche Bank	485,090	-	(720)	-	7,335	-	(31,774)	-	21,286	11,925	3,584	496,726
Eurobonds	1,141,469	-	-	-	17,115	-	(85,338)	-	55,046	29,529	821	1,158,642
JICA	1,617,215	63,909	(287)	-	82,563	2,525	(28,652)	(65,702)	27,602	1,115	160	1,700,448
BID 1983AB	343,588	-	(82)	-	1,609	-	(10,931)	(75,610)	6,858	3,715	1,323	270,470
TOTAL IN FOREIGN CURRENCY	5,660,363	196,508	(3,586)	-	96,303	45,590	(199,398)	(330,592)	137,001	63,975	6,657	5,672,821
Overall Total	11,964,143	1,012,315	(4,743)	24,693	159,087	49,517	(676,087)	(1,098,558)	426,781	233,341	10,477	12,100,966

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

The balance on December 31, 2018 is stated net of borrowing costs in the amount of R$ 5,590 (R$ 6,223 on December 31, 2017), which will be amortized during the same maturity period of each contract.

(i)                Main events

       Amortizations

	Amount	Maturity	Interest rates
17th issue - series 1	R$ 144,391	January 15, 2018	CDI
17th issue - series 2	R$ 348,434	February 15, 2018	IPCA
20th issue	R$ 250,000	December 20, 2018	CDI
10th issue	R$ 42,438	2018 (*)	TJLP/IPCA
12th issue	R$ 45,450	2018 (*)	TR
14th issue	R$ 40,726	2018 (*)	TJLP/IPCA
18th issue	R$ 33,641	2018 (*)	TJLP/IPCA

(*) Amounts paid during the year.

      Funding

As of February 19, 2018, the Company held the 22nd issue of unsecured debentures, not convertible into shares, totaling R$ 750 million, in up to three series, for public distribution, with restricted placement efforts, pursuant to CVM Instruction 476/09,distributed as follows:

	Value	Maturity	Remuneration
Series 1	R$ 100,000	3 years	CDI + 0.58% p.a.
Series 2	R$ 400,000	5 years	CDI + 0.90% p.a.
Series 3	R$ 250,000	7 years	IPCA + 6.00% p.a.

The proceeds from the debenture issue were allocated to refinance financial commitments and recompose the Company’s cash.

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses:

Financial covenants applicable to the 10th, 14th and 18th issues and the financing agreements entered into with the BNDES, except for agreement no. 08.2.0169.1 (PAC):

The financing agreements entered into with the BNDES specify two ranges in which the Company needs to maintain its adjusted EBITDA/Adjusted financial expenses, Adjusted net debt/Adjusted EBITDA, and Other onerous debt/Adjusted EBITDA ratios.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

These agreements also specify a guarantee mechanism in which the Company needs to ensure that a portion of the monthly receivables amount is daily recorded in a fiduciary account linked to the BNDES. In this process, every day, after the BNDES notifies the depositary bank that the Company is not in default, this portion of the monthly receivables amount is transferred to a Company current account.

The renegotiated/amended covenants are:

A.   Maintenance of the following ratios, quarterly calculated and related to accrued amounts over the last 12 months, upon the disclosure of reviewed interim financial statements or audited annual financial statements entails the need to record R$ 225.9 million per month in a fiduciary account linked to the BNDES:

•       Adjusted EBITDA/adjusted financial expenses equal to or higher than 3.50;

•       Adjusted net debt/adjusted EBITDA equal to or lower than 3.00;

•       Other onerous debt(*)/adjusted EBITDA equal to or lower than 1.00.

(*) “Other onerous debt” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

B.   In case of failure to comply with one or more ratios specified in item A, in two or more quarters, consecutive or not, within twelve months, the Company will be failing to comply with the first range of ratios and the portion of the monthly receivables to be recorded in a fiduciary account linked to the BNDES will be automatically increased by 20%, if the ratios are maintained in the following range:

•       Adjusted EBITDA/Adjusted financial expenses lower than 3.50 and equal to or higher than 2.80;

•       Adjusted net debt/adjusted EBITDA equal to or lower than 3.80 and higher than 3.00;

•       Other onerous debt/adjusted EBITDA equal to or lower than 1.30 and higher than 1.00.

C.    The failure to achieve one or more than one ratio stipulated in item B, and/or the Company does not comply with the automatic reinforcement of guarantee under the terms of item B, the Company will be failing to comply with the covenant terms and the BNDES may, at its sole discretion:

•       require the creation of additional guarantees, not below 30 days, within term to be defined by it through notice;

•       suspend the release of funds; and/or

•       declare the early maturity of the financing agreements.

As of December 31, 2018, the amount of R$ 242.9 million was guaranteed for the agreements above (excluding the guarantee of agreement no. 08.2.0169.1).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Financial covenants applicable to financing agreement no. 08.2.0169.1 entered into with the BNDES:

•       Adjusted EBITDA/adjusted net operating revenue: equal to or higher than 38%;

•       Adjusted EBITDA/adjusted financial expenses: equal to or higher than 2.35;

•       Adjusted net debt/adjusted EBITDA: equal to or lower than 3.20.

The BNDES will annually verify if the ratios have been complied with by analyzing the annual audited financial statements, which must be presented to the BNDES or published by April 30 of the subsequent year referring to the financial statements. If the Company complies, cumulatively, with the ratios above, the BNDES will reduce the interest stipulated in the agreement from 2.15% p.a. to 1.82% p.a., from June 16 of the year when the analysis is carried out to June 15 of the subsequent year.

The agreements also have a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the Indenture deed shall imply the early maturity of such agreement.

Applicable to the 12th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0;

- EBITDA/paid financial expenses ratio equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of the Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the São Paulo State territory, which, considered individually or jointly during the contract’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Non-compliance with these obligations only will be characterized when verified in its interim financial statements, during at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of early maturity of the debentures.

This issue has an early maturity clause, in case there is a downgrade, by more than two levels, of the “brAA-” risk rating in national scale originally attributed to this issue’s Debentures by the Rating Agency, always taking into consideration the Standard & Poor’s rating table. As of December 31, 2018, SABESP’s rate was “brAAA”.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The agreement also has a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$ 50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

Applicable to the 15th issue, 17th issue and 20th issues:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted total debt/EBITDA: lower than or equal to 3.65;

- EBITDA/paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the São Paulo State territory, which considered individually or jointly during the contract’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreements have a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$ 90 million (for the 20th issue, amount equal to or exceeding R$ 120 million), adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue, will result in the early maturity of these agreements.

Applicable to the 21st and 22nd issues:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Net debt/EBITDA: lower than or equal to 3.65;

- Adjusted EBITDA/paid financial expenses: equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the São Paulo State territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer.

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The agreement have a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$145 million, adjusted by IPCA variation as of the issue date, result in an event of default that result in the early maturity of these agreements.

(b)      Brazilian Federal Savings Bank (CEF)

(i)                Main events

Funding totaled R$ 194,244 in 2018, mainly related to the agreements in progress of the Growth Acceleration Program (PAC).

In 2018, amortizations totaled R$ 85,515.

The guarantee for financing agreements entered into with the Brazilian Federal Savings Bank is the recognition of a portion of tariffs in an account for this purpose with the Brazilian Federal Savings Bank, which should maintain a flow equal to or at least three times the amount of the monthly charges, during the grace period, based on interest, the management fee and the credit risk rate and, during the amortization phase, based on the principal, interest, the management fee and the credit risk rate. Additionally, the Company maintains a reserve account, linked to financing agreements, in the Brazilian Federal Savings Bank, which is maintained during the entire term the agreements, where an amount is accrued equivalent to a monthly charge, composed of, during the grace period, interest, the management fee and the credit risk rate and, during the amortization phase, of the principal, interest, the management fee and the credit risk rate.

(ii)    Sanitation to All Program of the Brazilian Federal Savings Bank (CEF)

On December 28, 2018, SABESP entered into seven financing agreements (twenty-one sub-credits) with the Brazilian Federal Savings Bank, totaling R$ 652.2 million. The agreements were selected by the Ministry of Cities – City Progress / Sanitation to All Programs. The funds came from the Guarantee Fund for Length of Service (FGTS) and will be allocated to water supply and sewage services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Covenants

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from these contracts shall imply the early maturity.

The agreement has the following covenants:

Calculated every quarter upon the disclosure of interim financial information based on information included in the financial statements for the last twelve (12) months:

Restrict the funding of new debt so that:

•       adjusted EBITDA/adjusted financial expenses equal to or higher than 2.80;

•       adjusted net debt/adjusted EBITDA equal to or higher than 3.80;

•       Other onerous debt(*)/adjusted EBITDA lower than or equal to 1.30.

(*) “Other Onerous Debt” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

(c)      BNDES

Balance as of December 31, 2018 is stated net of borrowings costs in the amount of R$ 2,584 (R$ 2,793 on December 31, 2017), which will be amortized during the same maturity period of each contract.

(i)                Main events

In 2018, funding from current contracts totaled R$ 131,000, referring to the BNDES 2015 agreement, of R$ 124,000, and BNDES PAC II 9752, of R$ 7,000.

In 2018, amortizations totaled R$ 102,314.

Loans are collateralized by part of revenues from the provision of water and sewage services, up to the total amount of the outstanding balance.

(ii)             Covenants

The agreements entered into with the BNDES have standardized financial covenants, as described in item (a), (ii), covenants, applicable to the 10th issue, 14th issue and 18th issue, of this Note.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(d)      Leasing

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2019.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

(e)      Eurobonds

Balance as of December 31, 2018 is net of borrowing costs in the amount of R$ 1,648 (R$ 2,470 on December 31, 2017), which will be amortized during the same maturity period of the contract.

(i)    Covenants

The contract has the following covenants:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

-   adjusted total debt/EBITDA ratio is lower than 3.65;

-   the Company's debt service coverage ratio, determined at the end of each quarter, is higher than 2.35.

Non-compliance with covenants will accelerate the maturity of the agreement.

The agreement has a cross default clause, i.e., the early maturity of any indebtedness in view of the Company’s loans or any of its Subsidiaries (*) with a total principal amount of US$ 25,000,000.00 or more (or its corresponding amount in other currencies) shall imply the early maturity this agreement.

(*) Pursuant to the agreement, subsidiary is “the company, partnership or another entity of which over 50% of its voting shares are directly or indirectly owned or controlled by any person or one or other person’s subsidiaries, or their combination”.

(f)               Deutsche Bank US$ 150 million

The balance as of December 31, 2018 was stated net of borrowing costs in the amount of R$ 2,131 (R$ 5,757 as of December 31, 2017), which will be amortized during the maturity period of the contract.

In 2018, amortizations totaled R$ 268,508.

(i)    Covenants

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The agreement has the following covenants:

Calculated every quarter upon the disclosure of interim or annual financial statements:

-   total debt/adjusted EBITDA ratio is lower than 3.65;

-    Company's debt service coverage ratio, determined at the end of each quarter, is higher than 2.35.

Non-compliance with covenants for two quarters, consecutive or not, will accelerate the maturity of the agreement.

The agreement has a “cross acceleration” clause, i.e., in the early maturity of any debt of the Company or any of its subsidiaries (*), with a total principal or aggregate amount equal to or higher than R$ 120 million (or its equivalent in another currency), contracted pursuant to the Brazilian law, or with a total principal or aggregate amount equal to or higher than US$ 50 million (or its equivalent in another currency), in the case of debts governed by the laws of any other jurisdiction other than Brazil, will result in the early maturity of the agreement.

(*) Pursuant to the agreement, a subsidiary means any partnership, corporation, company, association or commercial entity in which SABESP or one or more of its subsidiaries directly or indirectly hold more than 50% of the outstanding common shares with voting rights of its respective capital stock.

(g)              Inter-American Development Bank (BID)

Balance as of December 31, 2018 was net of borrowing costs amounting to R$ 15,999 (R$ 14,517 on December 31, 2017), which will be amortized during the same maturity period of the agreement.

(i)                Main events

In 2018, funding referring to BID 2202 agreement totaled R$ 484,690.

In 2018, amortizations totaled R$ 130,520.

(ii)             Guarantees

Loans obtained from multilateral agencies and from Government Agencies, such as the BID, BIRD and JICA, are guaranteed by the Federal Government, with a counter-guarantee of the São Paulo State government.

(iii)           Covenants

For the outstanding contracts, the Company has the following covenants:

Calculated every quarter upon the disclosure of interim or annual financial statements:

-   Loan agreement 1,212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of current loans must not exceed 8.5% of total equity.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

These agreements have an early maturity clause, i.e., in the early maturity will occur in the event the Company’s fail to comply with any obligation therewith or any agreements signed with the Bank related to Project finance.

(h)      Japan International Cooperation Agency (JICA)

Balance as of December 31, 2018 is stated net of borrowing costs amounting to R$ 3,113 (R$ 3,100 on December 31, 2017), which will be amortized during the same maturity period of the contract.

(i)                Main events

In 2018, the Company raised R$ 80,196 from agreements in effect, corresponding to the BZ-P19 (JICA 19) and BZ-P17 (JICA 17) agreements.

In 2018, amortizations totaled R$ 82,608, referring to the JICA BZ-15, JICA BZ-17 and JICA BZ-18 agreements.

For the guarantees assigned, see item g (ii) of this Note.

(i)               AB Loan (IADB 1983AB)

The balance stated as of December 31, 2018 was net of borrowing costs amounting to R$ 2,322 (R$ 3,400 as of December 31, 2017), which will be amortized during the maturity period of the contract.

(i)                Main events

In 2018, amortizations totaled R$ 85,306.

(ii)             Covenants

The Company has the following covenants:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- the Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

- total adjusted debt/adjusted EBITDA ratio, determined on a consolidated basis, must be lower than 3.65.

The agreement has an early maturity clause, i.e., in the event of default, the BID may order the early maturity of the loan or part of it.

The agreement also has a “cross default” clause, i.e., in the event of default of any other Company debt with the BID or with third parties (in this case, higher than US$ 25 million), the BID may order the early maturity of the loan.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(j)               International Bank for Reconstruction and Development (BIRD)

Balance as of December 31, 2018 was stated net of borrowing costs amounting to R$ 290 (R$ 310 as of December 31, 2017), which will be amortized during the same maturity period of the contract.

For the guarantees assigned, see item g (ii) of this Note.

(k)              Covenants

As of December 31, 2018 and 2017, the Company met the requirements set forth by its borrowings and financing agreements.

(l)               Exchange rate changes

In 2018, the US dollar increased 17.1%, from R$ 3.3080 on December 31, 2017, to R$ 3.8748 on December 31, 2018, increasing the Company’s debt denominated in US dollars by R$ 675,145. In the same period, the Yen increased 20.0%, from R$ 0.02940 on December 31, 2017, to R$ 0.035270 on December 31, 2018, increasing the Company’s debt denominated in Yen by R$ 337,309.

(m)           Borrowings and financing – Credit Limited

Agent	December 31, 2018
(in millions of reais (*))
Brazilian Federal Savings Bank	1,908
Brazilian Development Bank (BNDES)	1,455
Japan International Cooperation Agency (JICA)	208
Other	38
TOTAL	3,609

(*) Brazilian Central Bank’s exchange rate as of December 31, 2018 (¥ 1.00 = R$ 0.03527).

In order to comply with its capex plan, SABESP relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

18           Taxes recoverable/payable

(a)         Current assets

	December 31, 2018	December 31, 2017
Recoverable taxes
Income tax and social contribution	361,758	270,614
Withholding income tax (IRRF) on financial investments	6,423	2,606
Other federal taxes	12,522	3,365
Total	380,703	276,585

The increase in recoverable taxes was mainly due to the increase in the “income tax and social contribution” item, since the estimated paid amounts were higher than amounts due in the end of the year.

(b)         Current liabilities

	December 31, 2018	December 31, 2017
Taxes and contributions payable
Cofins and Pasep	82,381	74,034
INSS (Social Security contribution)	38,871	35,365
IRRF (withholding income tax)	66,825	58,204
Other	12,486	16,362
Total	200,563	183,965

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

19           Deferred taxes and contributions

(a)              Statement of financial position details

	December 31, 2018	December 31, 2017
Deferred tax assets
Provisions	337,833	482,863
Pension obligations – G1	157,044	165,503
Donations of underlying assets on concession agreements	54,131	55,112
Credit losses	197,920	199,063
Other	186,887	151,562
Total deferred tax assets	933,815	1,054,103

Deferred tax liabilities
Temporary difference on concession of intangible asset	(433,842)	(460,177)
Capitalization of borrowing costs	(420,978)	(415,379)
Profit on supply to governmental entities	(206,978)	(76,705)
Actuarial (gain)/loss – G1 Plan	(36,430)	(36,538)
Construction margin	(86,164)	(88,947)
Borrowing costs	(10,665)	(13,111)
Total deferred tax liabilities	(1,195,057)	(1,090,857)

Deferred tax assets (liabilities), net	(261,242)	(36,754)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2018	December 31, 2017
Deferred income tax assets
to be realized within 12 months	158,294	221,999
to be realized after one year	775,521	832,104
Total deferred tax assets	933,815	1,054,103
Deferred income tax liabilities
to be realized within 12 months	(32,546)	(51,520)
to be realized after one year	(1,162,511)	(1,039,337)
Total deferred tax liabilities	(1,195,057)	(1,090,857)
Deferred tax asset (liability)	(261,242)	(36,754)

(c)      Changes

Deferred tax assets	December 31, 2017	Net change	December 31, 2018
Provisions	482,863	(145,030)	337,833
Pension obligations – G1	165,503	(8,459)	157,044
Donations of underlying asset on concession agreements	55,112	(981)	54,131
Credit losses	199,063	(1,143)	197,920
Other	151,562	35,325	186,887
Total	1,054,103	(120,288)	933,815

Deferred tax liabilities
Temporary difference on concession of intangible asset	(460,177)	26,335	(433,842)
Capitalization of borrowing costs	(415,379)	(5,599)	(420,978)
Profit on supply to governmental entities	(76,705)	(130,273)	(206,978)
Actuarial (gain)/loss – G1	(36,538)	108	(36,430)
Construction margin	(88,947)	2,783	(86,164)
Borrowing costs	(13,111)	2,446	(10,665)
Total	(1,090,857)	(104,200)	(1,195,057)

Deferred tax asset/(liability), net	(36,754)	(224,488)	(261,242)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Deferred tax assets	December 31, 2016	Net change	December 31, 2017
Provisions	524,129	(41,266)	482,863
Actuarial (gain)/loss – G1	85,044	(85,044)	-
Pension obligations – G1	167,922	(2,419)	165,503
Donations of underlying asset on concession agreements	57,317	(2,205)	55,112
Credit losses	266,757	(67,694)	199,063
Other	151,247	315	151,562
Total	1,252,416	(198,313)	1,054,103

Deferred tax liabilities
Temporary difference on concession of intangible asset	(492,341)	32,164	(460,177)
Capitalization of borrowing costs	(374,512)	(40,867)	(415,379)
Profit on supply to governmental entities	(92,365)	15,660	(76,705)
Actuarial (gain)/loss – G1	-	(36,538)	(36,538)
Construction margin	(91,790)	2,843	(88,947)
Borrowing costs	(15,063)	1,952	(13,111)
Total	(1,066,071)	(24,786)	(1,090,857)

Deferred tax asset/(liability), net	186,345	(223,099)	(36,754)

	December 31, 2018	December 31, 2017

Opening balance	(36,754)	186,345
Net change in the year:
- corresponding entry to the income statement	(224,596)	(101,517)
- corresponding entry to equity valuation adjustments (Note 21 (b))	108	(121,582)

Total change, net	(224,488)	(223,099)
Closing balance	(261,242)	(36,754)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(d)      Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2018	December 31, 2017

Profit before income taxes	3,912,319	3,503,614
Statutory rate	34%	34%

Estimated expense at statutory rate	(1,330,186)	(1,191,229)
Tax benefit of interest on equity	264,816	245,444
Permanent differences
Provision Law 4,819/58 – G0 (i)	(46,544)	(57,104)
Donations	(13,068)	(12,413)
Other differences	47,731	30,998

Income tax and social contribution	(1,077,251)	(984,304)

Current income tax and social contribution	(852,655)	(882,787)
Deferred income tax and social contribution	(224,596)	(101,517)
Effective rate	28%	28%

(i)     Permanent difference related to the provision for actuarial liability (Note 21 (b) (iii)).

20          Provisions

                (a)   Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions in the financial statements consistently with the recognition and measurement criteria established in Note 3.15. The ultimate timing and amounts of the payments depends on the outcome of the court cases. The provisions, net of escrow deposits are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	Provisions	Escrow deposits	December 31, 2018	Provisions	Escrow deposits	December 31, 2017
Customer claims (i)	290,649	(43,841)	246,808	438,619	(56,301)	382,318
Supplier claims (ii)	67,985	(24,380)	43,605	332,037	(259,608)	72,429
Other civil claims (iii)	98,302	(13,519)	84,783	114,544	(16,227)	98,317
Tax claims (iv)	63,335	(8,091)	55,244	77,100	(5,507)	71,593
Labor claims (v)	302,935	(10,932)	292,003	299,842	(6,741)	293,101
Environmental claims (vi)	170,419	-	170,419	160,446	-	160,446
Total	993,625	(100,763)	892,862	1,422,588	(344,384)	1,078,204

Current	458,387	-	458,387	607,959	-	607,959
Noncurrent	535,238	(100,763)	434,475	814,629	(344,384)	470,245

(II) Changes

	December 31, 2017	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2018
Customer claims (i)	438,619	29,732	40,749	(141,421)	(77,030)	290,649
Supplier claims (ii)	332,037	36,100	21,161	(308,253)	(13,060)	67,985
Other civil claims (iii)	114,544	22,578	12,939	(16,146)	(35,613)	98,302
Tax claims (iv)	77,100	10,763	4,157	(2,490)	(26,195)	63,335
Labor claims (v)	299,842	83,499	32,290	(44,900)	(67,796)	302,935
Environmental claims (vi)	160,446	33,392	18,294	(115)	(41,598)	170,419
Subtotal	1,422,588	216,064	129,590	(513,325)	(261,292)	993,625
Escrow deposits	(344,384)	(53,205)	(5,533)	269,248	33,111	(100,763)
Total	1,078,204	162,859	124,057	(244,077)	(228,181)	892,862

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2017
Customer claims (i)	572,210	26,642	44,805	(138,466)	(66,572)	438,619
Supplier claims (ii)	332,667	23,017	36,888	(39,433)	(21,102)	332,037
Other civil claims (iii)	131,286	13,517	12,057	(19,975)	(22,341)	114,544
Tax claims (iv)	69,898	6,877	7,392	(259)	(6,808)	77,100
Labor claims (v)	285,413	55,106	38,861	(43,498)	(36,040)	299,842
Environmental claims (vi)	150,084	32,377	16,156	(24,585)	(13,586)	160,446
Subtotal	1,541,558	157,536	156,159	(266,216)	(166,449)	1,422,588
Escrow deposits	(368,483)	(29,089)	(7,823)	15,354	45,657	(344,384)
Total	1,173,075	128,447	148,336	(250,862)	(120,792)	1,078,204

(b)      Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	December 31, 2018	December 31, 2017
Customer claims (i)	207,600	219,900
Supplier claims (ii)	1,459,100	1,430,600
Other civil claims (iii)	719,300	733,100
Tax claims (iv)	1,439,100	1,291,000
Labor claims (v)	624,200	677,400
Environmental claims (vi)	4,343,800	3,879,000
Total	8,793,100	8,231,000

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(c)      Explanation on the nature of main classes of lawsuits

(i)                Customer claims

Approximately 890 lawsuits (1,070 as of December 31, 2017) were filed by commercial customers, who claim that their tariffs should correspond to other consumer categories, and 490 lawsuits (680 as of December 31, 2017) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 40 lawsuits (50 as of December 31, 2017) in which customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels. The R$ 135,510 decrease in accrued lawsuits was mainly due to payments in the period, and revisions of expectations arising from court decisions in the period.

(ii)             Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements, and are in progress at different courts. The R$ 28,824 decrease in accrued lawsuits was mainly due to payments in the period.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)            Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management. The R$ 16,349 decrease in accrued lawsuits was mainly due to revisions of expectations arising from court decisions in the year. The R$ 148,100 increase in lawsuits deemed as contingent liabilities is mainly related to the update of lawsuits in progress.

(a) In 2006, the Brazilian Federal Revenue Service, by means of a tax execution, verified the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and issued a tax assessment adjusted through December 31, 2018 in the amount of R$ 53,430 (R$ 52,192 as of December 31, 2017).  The Company appealed this recognition and was granted a partial relief in the first administrative instance. In December 2015, it filed a Voluntary Appeal against the part of the decision that was unfavorable to it. In March 2018, a decision for production of more evidence was published. Management considers that this administrative proceeding is deemed as possible disbursement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(b) The municipality of São Paulo, through law, revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$ 605,008 (R$ 547,510 as of December 31, 2017), which currently are subject-matter of Tax Foreclosures, deemed by the Management as contingent liabilities. SABESP filed a writ of mandamus against this revocation, which was rejected. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. The appellate decision was favorable to the Company. The Municipality’s special and extraordinary appeal is still pending. The Company’s Management deemed the proceeding as contingent liability.

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2018 and is R$ 36,070 (R$ 42,173 as of December 31, 2017).  Management considers that this administrative proceeding is deemed as a possible disbursement.

(d) The Company’s request for an authorization to offset taxes was rejected, overdue in the periods of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to inflation adjustment over the financial statements (Law 8,200/91), which was anticipated in 1996 due to an injunction, after excluded due discontinuance of proceeding and application of Provisional Measure 38/02. The Administrative Council of Tax Appeals rejected the credit from 1997. The amount involved was adjusted through December 31, 2018 and is estimated at R$ 52,427 (R$ 51,374 as of December 31, 2017). Management considers that this administrative proceeding is deemed as a possible disbursement.

(e) Some municipalities have filed several lawsuits against SABESP related to taxes and fines in general, which were accrued and deemed as contingent liabilities. As of December 31, 2018, the restated amounts of such lawsuits were R$ 17,682 (R$ 40,123 as of December 31, 2017) and R$ 677,786 (R$ 582,168 December 31, 2017), respectively.

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels. The R$ 53,200 decrease in lawsuits deemed as contingent liabilities is mainly due to the revision of expectations arising from court decisions in the year.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(vi)            Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental (Cetesb) and the Public Prosecution Office of the São Paulo State, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$ 464,800 increase in lawsuits deemed as contingent liabilities is mainly due to the new lawsuits filed and updates on lawsuits in progress.

Among the main lawsuits the Company is involved, there are public civil actions whose subject-matters are:
a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others.

(d)      Other concession-related proceedings

The Company is a party to concessions-related proceedings, where it challenges compensatory issues for the resumption of water supply and sewage collection services by some municipalities or the right to continue operating said services.

The amount of assets related to the municipalities mentioned in the lawsuits below totaled R$ 114,335 as of December 31, 2018 (R$ 114,335 as of December 31, 2017), of which R$ 109,990 (items “c” to “h”) were reclassified to indemnities receivable in noncurrent assets, and estimated losses in the full amount of the claim were recorded in prior years. All municipalities mentioned below are not operated by the Company. When a municipality is awarded a final and unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

(a) Cajobi filed an action to recover possession against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets; the likelihood of the Company resuming operations is remote. As of February 18, 2018, the appeal filed in the Appellate Court was denied. SABESP filed a special appeal. Meanwhile, SABESP has filed a motion against the municipality of Cajobi aiming at the enumeration and appraisal of the concession assets, which is in the forensic accounting stage and will support the subsequent filing of an action for damages;

(b) Macatuba filed an action to recover possession against SABESP, which was granted relief; the likelihood of the Company resuming operations is remote. The lawsuit is currently awaiting judgment of the special appeal filed by SABESP. Meanwhile, SABESP has filed an appeal requesting the payment by the municipality of indemnity related to non-amortized reversible assets. The action is in the forensic accounting stage.  In this same action, the municipality of Macatuba counterclaimed because it believes that SABESP earned, through the collection of tariffs, more than the amount invested in the water and sewage system, requesting that the Company be sentenced to pay an indemnity to be calculated by forensic experts, which is deemed as a contingent liability;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(c) The Company filed a repossession action against the municipality of Álvares Florence, which was deemed groundless in an unappealable judgment. SABESP also filed an action for damages, requiring the payment related to non-amortized reversible assets. The Court sentenced the municipality to comply with the terms of the agreement. The municipality then filed motion and the appeal is pending judgment;

(d) Embaúba filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable decision.  The indemnity action was judged groundless in first instance and upheld by the Court of Justice. The appeal filed by SABESP in the Superior Court of Justice was not known;

(e) Araçoiaba da Serra filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable decision.  SABESP filed an indemnity action, which is in progress, in the forensic expert stage.

(f) Itapira filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets, which was issued final and unappealable decision. SABESP filed an indemnity action, which was held valid to determine the reimbursement of R$ 16,554, which must be adjusted for inflation as from the filing of the lawsuit (February 2008). This decision may be challenged.

(g) Tuiuti, through an action, obtained the right to continue operating water and sewage services. However, in a counter-claim, the municipality was sentenced to pay an indemnity, as a final decision that became an execution object by SABESP. As of December 7, 2016, an official communication was issued requesting the payment of the award;

(h) Mauá is a defendant in a lawsuit filed by SABESP in 1996, in order to receive indemnification for its investments during the period of the concession agreement. The court found for the plaintiff and the decision was executed. The lawsuit is currently pending payment through registered warranties.

(e)      Environmental lawsuits with settlements entered into in 2018

In 2018, the Company entered into several legal and administrative agreements totaling R$ 48,353. Of this amount, R$ 46,538 is related to construction and R$ 1,815 to environmental indemnifications, recorded under “other liabilities”. The accumulated balance as of December 31, 2018, corresponding to environmental indemnifications, totaled R$ 44,828 (R$ 43,014 as of December 31, 2017).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(f)       Guarantee insurance for escrow deposit

The Company contracts guarantee insurance for escrow deposit, which was renewed as of May 25, 2017, in the amount of R$ 500 million. Such insurance will be used to settle legal claims instead of have immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

In 2018, the Company used R$ 160,377 of the total contracted amount (R$ 101,192 in 2017). The amount of R$ 471,556 is currently outstanding from the current contract.

21           Employee benefits

(a)      Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.2% (7.7% on December 31, 2017) on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.5% of payroll, on average.

(b)      Pension plan benefits

	December 31, 2018	December 31, 2017
Funded plan – G1 (i)
Present value of defined benefit obligations	2,532,338	2,319,841
Fair value of the plan’s assets	(2,168,436)	(1,931,380)

Net liabilities recognized for defined benefit obligations	363,902	388,461

Unfunded plan – G0 (iii)
Present value of defined benefit obligations	2,606,107	2,543,877

Net liabilities recognized for defined benefit obligations	2,606,107	2,543,877

Liability as per statement of financial position – pension obligations (*)	2,970,009	2,932,338

Despite the decrease in interest rate in the year, the decrease of actuarial deficit was mainly due to the higher profitability of the plan’s assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Pursuant to CPC33 (R1) and IAS19, the Company recognizes (gains)/losses arising from changes in assumptions under equity as equity valuation adjustments, as shown below:

	G1 Plan	G0 Plan	Total
As of December 31, 2018
Actuarial gains/(losses) on obligations	(114,188)	(10,783)	(124,971)
Gains/(losses) on financial assets	113,869	-	113,869
Total gains/(losses)	(319)	(10,783)	(11,102)
Deferred income tax and social contribution	108	-	108
Valuation adjustments to equity	(211)	(10,783)	(10,994)

	G1 Plan	G0 Plan	Total
As of December 31, 2017
Actuarial gains/(losses) on obligations	305,511	51,535	357,046
Gains/(losses) on financial assets	52,083	-	52,083
Total gains/(losses)	357,594	51,535	409,129
Deferred income tax and social contribution	(121,582)	-	(121,582)
Valuation adjustments to equity	236,012	51,535	287,547

(i)          G1 Plan

Managed by Sabesprev, the defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•         0.99% of the portion of the salary of participation up to 20 salaries; and

•         8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2018, SABESP had a net actuarial liability of R$ 363,902 (R$ 388,461 as of December 31, 2017) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	2018	2017
Defined benefit obligation, beginning of the year	2,319,841	2,465,721
Current service cost	13,905	17,582
Interest cost	213,201	260,409
Actuarial (gains)/losses recorded as other comprehensive income	114,188	(305,511)
Benefits paid	(128,797)	(118,360)

Defined benefit obligation, end of the year	2,532,338	2,319,841

The fair value changes of the plan during the year are as follows:

	2018	2017
Fair value of the plan’s assets, beginning of the year	1,931,380	1,712,551
Expected return on the plan’s assets	179,449	183,689
Company’s contributions	36,199	48,742
Expected participants’ contributions	36,336	52,675
Benefits paid	(128,797)	(118,360)
Actuarial gains/(losses) recorded as other comprehensive income	113,869	52,083
Fair value of the plan’s assets, end of the year	2,168,436	1,931,380

(Deficit)/Surplus	(363,902)	(388,461)

The amounts recognized in the year are as follows:

	2018	2017
Current service expenses	(22,431)	(35,093)
Interest cost rate	213,201	260,409
Expected return on the plan’s assets	(179,449)	(183,689)
Total expenses	11,321	41,627

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

In 2018, the expenses related to defined pension plan amounting to R$ 7,530, R$ 1,133 and R$ 704 were recorded in operating costs, and selling and administrative expenses, respectively (R$ 35,156, R$ 1,864 and R$ 619 in 2017). The amount of R$ 1,955 (R$ 3,988 in 2017) was capitalized in intangible assets.

Estimated expenses	2019
Service cost	8,610
Interest rates cost	224,429
Participants’ contribution	(31,712)
Net profitability on financial assets	(192,965)
Expense to be recognized by the employer	8,362

Actuarial assumptions:

	2018	2017
Discount rate – actual rate (NTN-B)	4.91% p.a.	5.35% p.a.
Inflation rate	4.01% p.a.	3.96% p.a.
Expected rate of return on assets	9.12%p.a.	9.52%p.a.
Future salary increase	6.09% p.a.	6.04% p.a.
Mortality table	AT-2000	AT-2000

The active participants as of December 31, 2018 totaled 4,056 (4,317 as of December 31, 2017), while inactive participants were 7,149 (6,978 as of December 31, 2017).

The expected benefit to be paid in 2019 referring to the G1 pension plan is R$ 177,516.

The contributions of the Company and participants of the G1 Plan in 2018 were R$ 36,199 (R$ 48,742 in 2017) and R$ 36,336 (R$ 52,047 in 2017), respectively. Of this amount, the Company and the participants’ payments corresponding to the actuarial deficit of the G1 pension plan totaled R$ 26,672 and R$ 16,832, respectively, in 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Sensitivity analysis of the defined benefit pension plan on December 31, 2018 regarding the changes in the main assumptions are:

Plan – G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$ 263,661
	Decrease of 1.0%	Increase of R$ 319,455
Life expectation	Increase of 1 year	Increase of R$ 48,558
	Decrease of 1 year	Decrease of R$ 49,705
Wage increase rate	Increase of 1.0%	Increase of R$ 31,418
	Decrease of 1.0%	Decrease of R$ 27,019

Plan’s assets

The plan’s investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts as well as requirements under the law.  The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by Sabesprev and independent financial advisors:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

		December 31, 2018	December 31, 2017
Fixed income
- NTNBs		1,225,738	1,064,935
- NTNCs		163,966	146,495
Government bonds in own portfolio	(a)	1,389,704	1,211,430
Fixed income fund quotas	(b)	87,939	260,352
Private credit investment fund quotas	(c)	-	135,454
Debentures		-	3,902
Total fixed income		1,477,643	1,611,138

Equities
Stocks investment fund quotas	(d)	249,740	195,459
Shares		-	3,903
Total equities		249,740	199,362

Structured investments
Equity investment fund quotas	(e)	121,043	86,193
Real estate investment fund quotas	(f)	-	27,170
Multimarket investment fund quotas	(g)	310,785	-
Total structured investments		431,828	113,363

Other	(h)	9,225	7,517

Fair value of the plan’s assets		2,168,436	1,931,380

(a) Fixed income: it is composed of government bonds issued by the National Treasury, between 2024 and 2055. These instruments are indexed by NTN-b indexed by IPCA (Extended Consumer Price Index) and NTN-c indexed by IGPM (General Market Price Index).

(b) Fixed Income Fund Quotas: investment funds that seek return on fixed income assets and shall have at least, 80% of the portfolio in directly related assets, summed up via derivatives to the risk factor.

(c) Private Credit Investment Fund Quotas: funds that seek return by means of the acquisition of operations representing corporate debts or disseminated receivables portfolios (rights or bonds), originated and sold by several assignors who anticipate funds and have receivables from several business activities as guarantee.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(d) Equities: equity fund composed of Brazilian companies’ stocks listed at B3.

(e) Equity Investment Fund Quotas: it is composed of a closed-ended investment fund. The assets under its management are destined to the acquisition of stocks, debentures, warrants or other securities convertible or swappable into shares issued by companies trading in stock exchanges or not.

(f) Real Estate Investment Fund Quotas: Funds investing in real estate projects (commercial buildings, shopping centers, hospitals, etc.). The return on capital invested occurs by sharing the Fund’s proceeds or sale of its quotas in the Fund.

(g) Multimarket Investment Fund Quotas: Investment funds that use several investment strategies available in the capital markets in order to obtain return higher than the CDI.

(h) Other: Investment fund quotas in global companies’ stocks, mostly US companies, borrowings, real estate, etc., reducing operational and contingent liabilities.

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) instruments securitized by the National Treasury will not be permitted;

ii) derivative instruments must be used for hedge only.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for internal management, are as follows:

i) day-trade operations will not be permitted;

ii) sale of uncovered share is prohibited;

iii) swap operations without guarantee are prohibited;

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than   invested amounts.

As of December 31, 2018, Sabesprev did not have financial assets issued by the Company in its own portfolio; however, said assets could have been part of the investment fund portfolio invested by the Foundation. The real estate held in the portfolio is not used by the Company.

The assets’ consolidated profitability came to 11.75% in 2018, exceeding its actuarial target of 9.12% in the same period (INPC + 5.5% p.a.). In 2017, profitability reached 12.02%, also exceeding the variation of the actuarial target for that year, of 7.68%.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Concerning Fixed Income, the strategies focused on federal government bonds prevailed. Said bonds appreciated due to the result of presidential election, which market agents believe may give rise to liberal reforms.

Concerning Equities, investments appreciated for the same reason, which led to the appreciation of fixed income investments. The return of Ibovespa reached 15.03% in 2018 and 26.86% in 2017.

Structured Investments also appreciated due to the valuation of investees, which are currently more developed than in previous years, in addition to dividend payments in 2018.

(ii)        Private pension plan benefits – Defined contribution

As of December 31, 2018, Sabesprev Mais plan, based on defined contribution, had 9,586 active and assisted participants (9,328 as of December 31, 2017).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants. In 2018, expenses related to the obligation of defined contribution, totaling
R$ 13,227, R$ 1,820 and R$ 3,599, were allocated to operating costs, selling expenses and administrative expenses.  The amount of R$ 2,115 was capitalized in assets. In August 2016, the Company concluded the migration process initiated in 2010 and paid R$ 30,891, corresponding to a non-recurring contribution and incentive to participants who migrated, and R$ 7,214, corresponding to the previous balance, related to the migration that began in 2010.

The Company has made contributions in the amount of R$ 20,762 in 2018 (R$ 19,220 as of December 31, 2017).

(iii)    G0 Plan

Pursuant to State Law 4,819/58, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan ". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2018, the Company recorded a defined benefit obligation for the G0 Plan of R$ 2,606,107 (R$ 2,543,877 as of December 31, 2017).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	2018	2017
Defined benefit obligation, beginning of the year	2,543,877	2,512,080
Current interest expense and service costs	232,248	262,873
Actuarial (gains)/losses recorded as other comprehensive income	10,783	(51,535)
Benefits paid	(180,801)	(179,541)

Defined benefit obligation, end of the year	2,606,107	2,543,877

The amounts recognized in the year are as follows:

	2018	2017
Current interest expense and service costs	232,248	262,873
Amount received from GESP (undisputed amount)	(96,282)	(95,191)
Total expenses	135,966	167,682

In 2018 and 2017, the expenses related to the defined benefit obligation under Plan G0 were recorded in administrative expenses.

Estimated expenses	2019
Interest rate cost	227,367
Expense to be recognized	227,367

The main actuarial assumptions used are as follows:

	2018	2017
Discount rate – actual rate (NTN-B)	4.84% p.a.	5.30% p.a.
Inflation rate	4.01% p.a.	3.96% p.a.
Future salary increase	6.09% p.a.	6.04% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants of the Go Plan on December 31, 2018 and 2017 was 10. The number of beneficiaries and retirees as of December 31, 2018 was 2,038 (2,294 as of December 31, 2017).

The benefit payable from the Go pension plan expected for 2019 is R$ 188,328.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

The sensitivity analysis of defined benefit pension plan on December 31, 2018 to the changes in the main assumptions is:

Funded plan – G0	Change in assumption	Impact on the present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$ 233,665
	Decrease of 1.0%	Increase of R$ 275,063
Life expectation	Increase of 1 year	Increase of R$ 81,430
	Decrease of 1 year	Decrease of R$ 81,436
Wage growth rate	Increase of 1.0%	Increase of R$ 280,410
	Decrease of 1.0%	Decrease of R$ 241,841

(c)      Profit sharing

The Company has a profit-sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, from January to December 2018. The limit of the profit sharing is up to one-month salary for each employee, depending on performance goals reached. As of December 31, 2018, the Program’s balance payable was recorded under “salaries, payroll charges and social contributions” in the amount of R$ 110,464 (R$ 94,352 as of December 31, 2017).

22           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo local government to the Municipal Fund (Note 15 (c) (v) (6)). The balances as of December 31, 2018 and 2017 were
R$ 454,022 and R$ 408,275, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

23           Knowledge Retention Program

In June 2018, SABESP implemented the Knowledge Retention Program (PRC), aiming to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

The period to enroll in the Program was from July 2, 2018 to October 31, 2018; however, the final term was postponed to November 30, 2018. Employment terminations will be carried out based on a previously set schedule, during the validity of the Program, i.e. from January 2, 2019 to December 30, 2020.

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination, as per the table below:

Length of service at SABESP (years)	% of the Guarantee Fund for Length of Service (FGTS)
more than 15	40%
11 - 15	30%
6 - 10	15%
0 - 5	5%

In 2018, the Company recorded R$ 196,472, corresponding to the provision of compensatory payments of employees enrolled in the Program, R$ 74,324 of which recorded under current liabilities and R$ 122,148 under noncurrent liabilities.

For employees eligible to the Consent Decree (TAC) entered into with the São Paulo State Prosecution Office in 2009 who joined the Program, the Company reversed R$ 170,303 in 2018.

As of December 31, 2018, the total provisioned corresponding to TAC was R$ 140,818, R$ 136,293 of which was recorded under current liabilities and R$ 4,525 under noncurrent liabilities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

24           Equity

(a)         Authorized capital

On December 13, 2018, the Board of Directors approved a capital increase of R$ 10,000,000 to R$ 15,000,000 (authorized limit) with capitalization of part of the investment reserve in the amount of R$ 5,000,000.

(b)         Subscribed and paid-in capital

As of December 31, 2018 and 2017, subscribed and paid-in capital was represented by 683,509,869 registered, book-entry common shares with no par value, as follows:

	December 31, 2018		December 31, 2017
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	212,612,143	31.10%	201,026,895	29.41%
The Bank of New York ADR Department (equivalent in shares) (*)	125,278,967	18.33%	136,790,413	20.01%
Other	2,094,474	0.31%	2,168,276	0.32%

	683,509,869	100.00%	683,509,869	100.00%

(*)       each ADR corresponds to 1 share.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(c)          Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income calculated according to Brazilian Corporate Law.  The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

2018
Net income for the year	2,835,068
(-) Legal reserve - 5%	141,755

2,693,313

Minimum mandatory dividend – 25% (R$ 0.9851 per share)	673,328

On April 27, 2018, the Shareholders’ General Meeting approved the distribution of dividends as interest on equity amounting to R$ 105,543, for the 2017 fiscal year. Therefore, the amount of R$ 53,539 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2017 equity under “Additional proposed dividends” was transferred to current liabilities.  These amounts started being paid in June 2018.

The Company proposed dividends as interest on capital ad referendum of the Annual Shareholders’ Meeting of 2019, in the amount of R$ 673,328 (R$ 598,336 in 2017) and additional proposed dividends in the amount of R$ 118,859 (R$ 105,543 in 2017), totaling R$ 792,187 (R$ 703,879 in 2017), corresponding to R$ 1.1590 per common share
(R$ 1.0298 in 2017), to be resolved on the Shareholders’ Meeting to be held on April 29,  2019. The amount of
R$ 118,859 (R$ 105,543 in 2017) was reclassified to “Additional proposed dividend” under Equity and included withholding income tax of R$ 58,258 (R$ 52,004 in 2017).

Pursuant to CVM Resolution 207/96, the Company imputed interest on equity to the minimum dividend by its net value of withholding income tax. The amount of R$ 58,258 (R$ 52,004 in 2017) referring to withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on equity.

The interest on equity balance payable on December 31, 2018, totaling R$ 673,765 (R$ 598,612 in 2017), refers to the amount of R$ 673,328 (R$ 598,336 in 2017) declared in 2018, net of withholding income tax and R$ 437 declared in previous years (R$ 276 in 2017).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(d)         Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents an allocation of retained earnings of 5% of annual net income determined based on Brazilian law, up to 20% of capital.  However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses and are not available for the payment of dividends.

(e)          Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2018 and 2017, the balance of investment reserve totaled R$ 3,840,422 and R$ 6,939,296, respectively.

Pursuant to paragraph four of article 28 of the Bylaws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of profit for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I-   its balance, jointly with the balance of the other earnings reserves, except for reserves for contingencies and realizable profits, may not exceed the capital stock;

II- the reserve is intended to guarantee the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b) to distribute dividends, at any moment;

c) in share redemption, reimbursement or purchase transactions authorized by law;

d) in incorporation to the capital stock.

(f)       Allocation of profit for the year

		2018
Profit
(+)	Profit for the year	2,835,068
(-)	Legal reserve – 5%	141,755
(-)	Minimum mandatory dividends	673,328
(-)	Additional proposed dividends	118,859
Investment reserve recorded in 2018		1,901,126

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Management will send for approval at the Shareholders’ Meeting, a proposal to reallocate retained earnings the amount of R$1,901,126 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(g)  Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(h)  Other comprehensive loss

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of income tax and social contribution effects. See Note 21 (b), the breakdown of amounts recorded in 2018 and 2017.

	G1	G0	Total

Balance as of December 31, 2017	70,927	(609,028)	(538,101)
Actuarial gains/(losses) for the year (Note 21 (b))	(211)	(10,783)	(10,994)
Balance as of December 31, 2018	70,716	(619,811)	(549,095)

25         Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to the Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2018	2017

Earnings attributable to Company’s owners	2,835,068	2,519,310
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	4.15	3.69

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

26          Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	2018
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating income	14,253,609	2,802,670	17,056,279
Gross sales deductions	(971,185)	-	(971,185)
Net operating income	13,282,424	2,802,670	16,085,094
Costs, selling, general and administrative expenses	(8,203,883)	(2,739,657)	(10,943,540)
Income from operations before other operating expenses, net and equity accounting	5,078,541	63,013	5,141,554
Other operating income/(expenses), net			28,591
Equity accounting			6,510
Financial result, net			(1,264,336)
Income before taxes			3,912,319
Depreciation and amortization	(1,392,541)		(1,392,541)

(i) See note 33 for further information about non-cash items, other than depreciation and amortization that impact segmet results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

	2017
	Sanitation (i)	Reconciliation to the financial statements (ii)	Balance as per financial statements
Gross operating income	12,223,746	3,150,877	15,374,623
Gross sales deductions	(766,390)	-	(766,390)
Net operating income	11,457,356	3,150,877	14,608,233
Costs, selling, general and administrative expenses	(7,566,104)	(3,080,542)	(10,646,646)
Income from operations before other operating expenses, net and equity accounting	3,891,252	70,335	3,961,587
Other operating income/(expenses), net			(5,679)
Equity accounting			5,760
Financial result, net			(458,054)
Income from operations before taxes			3,503,614
Depreciation and amortization	(1,301,897)		(1,301,897)

(i) See note 33 for further information about non-cash items, other than depreciation and amortization that impact segmet results, and for additionals to long-lived asset information;

(ii) Construction revenue and related costs not reported to the CODM

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

Explanation on the reconciliation items for the financial statements.

The impacts on gross operating income and costs are as follows:

	2018	2017

Gross revenue from construction recognized under ICPC 1 (R1) (a)	2,802,670	3,150,877
Construction costs recognized under ICPC 1 (R1) (a)	(2,739,657)	(3,080,542)

Construction margin	63,013	70,335

(a)    Revenue from concession construction contracts is recognized in accordance with Note 3.3 (b).

27           Insurance

The Company has insurance that covers fire and other damage to its assets and office buildings, and liabilities to third parties, among others. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 20 (f)) and traditional guarantee insurance. The Company contracts insurance through biddings processes with the participation of the main Brazilian and international insurance companies that operate in Brazil.

As of December 31, 2018, the Company’s insurance coverage is as follows:

Coverage

Specified risks – fire	2,007,219
Engineering risk	911,961
Guarantee insurance for escrow deposit	500,000
Traditional guarantee insurance	100,000
Civil liability– D&O (Directors and Officers)	100,000
Civil liability – works	72,435
Domestic and international transportation	11,470
Civil liability – operations	5,000
Other	14
Total	3,708,099

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

28          Operating revenue

(a)    Revenue from sanitation services:

	2018	2017

Metropolitan region of São Paulo	10,295,509	8,636,926
Regional Systems	3,958,100	3,586,820
Total	14,253,609	12,223,746

(b)    Reconciliation between gross operating income and net operating income:

	2018	2017

Revenue from sanitation services (i)	14,253,609	12,223,746
Construction revenue	2,802,670	3,150,877
Sales tax	(916,808)	(757,619)
Regulation, Control and Oversight Fee (TRCF) (ii)	(54,377)	(8,771)
Net revenue	16,085,094	14,608,233

(i)	Includes the amount of R$ 63,901 from the TRCF charged from customers from the municipalities regulated by ARSESP.
(ii)	Amount payable to ARSESP referring to regulation, control and oversight activities, pursuant to State Complementary Law 1,025/07.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

29          Operating costs and expenses

	2018	2017
Operating costs
Salaries, payroll charges and benefits	(1,959,539)	(1,841,571)
Pension obligations	(25,066)	(48,381)
Construction costs (Note 26)	(2,739,657)	(3,080,542)
General supplies	(238,034)	(163,712)
Treatment supplies	(265,146)	(287,592)
Outsourced services	(996,477)	(857,063)
Electricity	(956,840)	(794,352)
General expenses	(629,253)	(531,985)
Depreciation and amortization	(1,276,444)	(1,173,765)
	(9,086,456)	(8,778,963)

Selling expenses
Salaries, payroll charges and benefits	(289,378)	(305,440)
Pension obligations	(3,602)	(7,296)
General supplies	(6,391)	(4,451)
Outsourced services	(273,470)	(258,287)
Electricity	(1,154)	(762)
General expenses	(102,213)	(94,112)
Depreciation and amortization	(17,272)	(15,664)
	(693,480)	(686,012)

Bad debt expense, net of recoveries (Note 9 (c))	(166,727)	(82,681)

Administrative expenses
Salaries, payroll charges and benefits	(254,284)	(229,752)
Pension obligations	(141,758)	(171,830)
General supplies	(4,881)	(5,675)
Outsourced services	(204,728)	(183,746)
Electricity	(1,363)	(965)
General expenses	(232,288)	(302,113)
Depreciation and amortization	(98,825)	(112,468)
Tax expenses	(58,750)	(92,441)
	(996,877)	(1,098,990)

Operating costs and expenses
Salaries, payroll charges and benefits	(2,503,201)	(2,376,763)
Pension obligations	(170,426)	(227,507)
Construction costs (Note 26)	(2,739,657)	(3,080,542)
General supplies	(249,306)	(173,838)
Treatment supplies	(265,146)	(287,592)
Outsourced services	(1,474,675)	(1,299,096)
Electricity	(959,357)	(796,079)
General expenses	(963,754)	(928,210)
Depreciation and amortization	(1,392,541)	(1,301,897)
Tax expenses	(58,750)	(92,441)
Bad debt expense, net of recoveries (Note 9 (c))	(166,727)	(82,681)
	(10,943,540)	(10,646,646)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

30          Financial income (expenses)

	2018	2017
Financial expenses
Interest and charges on borrowings and financing – local currency (i)	(332,149)	(289,780)
Interest and charges on borrowings and financing – foreign currency (ii)	(171,686)	(119,100)
Other financial expenses (iii)	(187,563)	(97,533)
Income tax over international remittance	(19,779)	(17,901)
Inflation adjustment on borrowings and financing (iv)	(66,183)	(62,787)
Other inflation adjustments (v)	(45,193)	(50,941)
Interest and inflation adjustments on provisions (vi)	14,586	(50,238)
Total financial expenses	(807,967)	(688,280)

Financial income
Inflation adjustment gains (vii)	105,952	89,010
Income on short-term investments (viii)	187,094	195,992
Interest income (ix)	175,939	57,166
Cofins and Pasep	(22,693)	(16,366)
Other	10	442
Total financial income	446,302	326,244

Financial income (expenses), net before exchange rate changes	(361,665)	(362,036)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (x)	(915,897)	(96,300)
Exchange rate changes on assets	13,235	336
Other exchange rate changes	(9)	(54)
Exchange rate changes, net	(902,671)	(96,018)

Financial income (expenses), net	(1,264,336)	(458,054)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

(i)	Increase of R$ 42.4 million in interest and charges on local borrowings and financing, mainly due to the lower amount capitalized to investments in 2017 compared to 2018.
(ii)

Increase of R$ 52.6 million in interest from foreign borrowings and financing, mainly due to higher appreciation of the U.S. dollar and Yen against the real in 2018 (17.1% and 20.0%, respectively), compared to the appreciations in 2017 (1.5% and 5.3%, respectively).

(iii)

The change in other financial expenses was mainly due an increase in interest charged on Public-Private Partnership (PPP) agreements, after the startup of the São Lourenço Production System (SPSL) in 2018.

(iv)	The monetary variation derives mainly from the higher variation of the IPCA in 2018, versus 2017 (3.75% and 2.95%, respectively). The exposures to this rate are shown in Note 5.1 (d).
(v)	It represents mainly expenses with the inflation adjustment of Public-Private Partnership agreements, program contract commitments and agreements.
(vi)	Lower expenses, mainly due to the higher number of provisions reversed in 2018.
(vii)	The monetary variation gains increased mainly due to the restatement on escrow deposits.
(viii)

The decrease is a result of the reduction in the CDI rate, of 6.89% p.a. in 2017 and 6.42% p.a. in 2018, combined with the remuneration of the percentage of the CDI rate, of 98.88% in 2017 and 98.28% in 2018.

(ix)	The R$ 118,773 increase in interest income arises mainly from the recognition of interest on installment payment agreements entered into with customers in 2018.
(x)

The change in expenses mainly reflects the higher appreciation of the U.S. dollar and Yen against the real in 2018 (17.1% and 20.0%, respectively), compared to the appreciations in 2017 (1.5% and 5.3%, respectively).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

31           Other operating income (expenses), net

	2018	2017

Other operating income, net	93,089	75,410
Other operating expenses	(64,498)	(81,089)

Other operating income (expenses), net	28,591	(5,679)

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

32          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts on December 31, 2018:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations - Expenses	1,521,921	801,136	282,192	1,107,121	3,712,370
Contractual obligations - Investments	2,675,326	2,213,620	1,009,148	5,737,495	11,635,589
Total	4,197,247	3,014,756	1,291,340	6,844,616	15,347,959

The main commitment refers to the São Lourenço PPP. See Note 15 (g).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

33          Supplemental cash flow information

	2018	2017

Total additions of contract assets (Note 14)	3,188,943	-
Total additions to intangible assets (Note 15 (b))	1,144,728	3,490,298

Items not affecting cash (see breakdown below)	(2,201,112)	(1,532,518)

Total additions to intangible assets as per statement of cash flows	2,132,559	1,957,780

Investment and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 15 (d))	488,502	649,048
Contractors payable	297,872	213,340
Program contract commitments	149,974	95,126
Public-Private Partnership – São Lourenço PPP (Note 15 (g))	273,737	501,591
Leases	-	3,078
Construction margin (Note 26)	63,013	70,335
Agreement signed with the municipality of Guarulhos (Note 9 (a))	928,014	-
Total	2,201,112	1,532,518

34          Events after the reporting period

  São Bernardo do Campo

On March 12, 2019, the Executive Body (Poder Executivo Municipal) of São Bernardo do Campo submitted the Proposed Bill to the Municipal Chamber (Câmara Municipal) with the purpose of signing the Contract for the Provision of Public Services between the Municipality, the State of São Paulo, and Sabesp, in order to adjust the current contract to the current legislation.

The contract that enables the Company to provide services to the municipality of São Bernardo was celebrated in December 2003, i.e., prior to the Federal Law No. 11,445 of 2007. Considering that this Law establishes specific rules and conditions to contract basic sanitation services, there is a need to adjust the contract to comply with this legislation.

  Santo André

On March 20, 2019, was executed a Protocol of Intentions with the municipality of Santo André for the preparation of studies and evaluations aiming to resolve commercial relations and existing debts between the municipality and the Company.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2018 and 2017

Amounts in thousands of reais, unless otherwise indicated

  Second Ordinary Tariff Revision

On May 24, 2018, in view of the result of the Second Ordinary Tariff Revision, the Company filed with ARSESP: (i) a request for reconsideration; and (ii) a request for clarification and revision. In the request for clarification and review, the Company requests revision of the value of the revenue of the city of São Paulo used to calculate the financial component referring to municipal funds.

In reply, on February 28, 2019 ARSESP decided not to accept the request for reconsideration (administrative appeal). Regarding the request for clarification and revision, the ARSESP decided for its partial approval, which will imply an index of 0.8408%, to be applied at the same time of the annual tariff adjustment (May 2019).

  Payment of debentures

The Company paid the installment corresponding to the 17th debenture issue, in the amount of R$ 279,797, in January 2019, settled the 15th debenture issue, in the amount of R$ 361,593, in February 2019, and prepaid the 20th debenture issue, in the amount of R$ 250,000, in March 2019.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Financial Statements

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the financial statements for the year ended December 31, 2018.

São Paulo, March 28, 2019.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Adriano Candido Stringhini

Corporate Management Officer

/s/ Edison Airoldi

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Ricardo Daruiz Borsari

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2018.

São Paulo, March 28, 2019.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Adriano Candido Stringhini

Corporate Management Officer

/s/ Edison Airoldi

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Ricardo Daruiz Borsari

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL REPORT

The members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2018, and based on analysis conducted by Management and the Audit Committee, also considering the unqualified Report of Independent Registered Public Accounting firm of KPMG Auditores Independentes, dated March 28, 2019, declare that they were not aware of any fact or evidence that is not reflected in the Financial Statements, reason that they recommend to be sent for approval at the Shareholders’ Meeting.

São Paulo, March 28, 2019.

HUMBERTO MACEDO PUCCINELLI

LETÍCIA PEDERCINI ISSA MAIA

PABLO ANDRÉS FERNÁNDEZ UHART

RUI BRASIL ASSIS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

STATUTORY AUDIT COMMITTEE’S SUMMARIZED ANNUAL REPORT - 2018

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

1.       PRESENTATION

The Statutory Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a body created at the Board of Directors’ Meeting of June 26, 2006 and is composed of three independent members of the Board of Directors. Pursuant to the U.S. Securities and Exchange Commission (SEC), the Committee performs its duty as SABESP’s Audit Committee, in conformity with provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory duties and defined in its Charter. The Committee’s responsibility is related to the review and monitoring, within its capacity of supervising the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, from independent auditors, internal audit, those in charge of risk management and internal controls and its own analyses deriving from its oversight and monitoring duties.

At the Annual and Extraordinary Shareholders’ Meeting of April 27, 2018, Messrs. Ernesto Rubens Gelbcke and Lucas Navarro Prado were elected as independent members of the Board of Directors and Mr. Luís Eduardo Alves de Assis was elected by minority shareholders, at a separate voting session, as member of the Board of Directors. At the Board of Directors’ Meeting of June 21, 2018, the members of the Statutory Audit Committee were elected, whereby
Mr. Ernesto Rubens Gelbcke was appointed as financial expert and coordinator of the Committee.

2.      ACTIVITIES PERFORMED IN THE PERIOD

In the period between March 28, 2018 and March 28, 2019, the Committee held 24 formal meetings with the executive officers, supervisors, managers, other employees, internal auditors and independent auditors. The main activities performed by the Committee were:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

•         Review of the Audit Committee’s Internal Regulations;

•         Review, approval and supervision of the Internal Audit’s work plan;

•         Monitoring of the provisions and legal contingencies;

•         Monitoring of corporate risk management;

•         Monitoring of compliance activities;

•         Assessment and monitoring of Internal Controls efficacy;

•         Whistleblower Channel: Monitoring of verifications and complaints;

•         Monitoring of the independent auditors’ performance;

•         Monitoring of the Ethics Committee’s activities;

•         Monitoring of implementation of action plans, deriving from recommendations of Internal Audit and Independent Auditors;

•         Identification and recommendation on processes improvement, during discussions with several areas involved, as well as the monitoring of these recommendations’ implementations;

•         Review of the Sustainability Report;

•         Monitoring of the preparation process of financial statements; and

•         Review of the Interim Financial Information (ITR), Annual Management Report, Financial Statements, Reference Form, 20-F Form and Report on the Brazilian Corporate Governance Code.

The minutes of the Committee’s meetings are handed over at the Board of Directors’ meetings, when the Committee’s Coordinator and/or other Committee member reports and points out to other Board members, when appropriate, the relevant issues identified in the Committee’s activities and recorded in the meeting minutes.

The Committee held three meetings jointly with SABESP’s Fiscal Council to review the Interim Financial Information for the quarters ended June 30 and September 30, 2018 and the Financial Statements for the fiscal year ended December 31, 2018.

3.      RECOMMENDATIONS TO IMPROVE BUSINESS PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for corrective actions in control processes and business management. The pending issues and related replies to corrective actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

4.      ASSESSMENT OF EFFECTIVE INTERNAL CONTROL SYSTEMS

The methodology adopted by SABESP to analyze the internal controls is in conformity with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

SABESP’s Management is liable for designing and implementing internal control policies, processes and practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity and accuracy of information.

The Internal Audit is liable for assessing the level of service or observance by all SABESP’s areas, internal control procedures and practices and if they have been effectively applied.

5.      ASSESSMENT OF EFFECTIVE INDEPENDENT AND INTERNAL AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements. Furthermore, the Committee did not identify situations which could affect the objectivity and independence of independent auditors and/or the autonomy of internal auditor.

KPMG Auditores Independentes is the audit firm in charge of analyzing the financial statements and issuing an opinion as to their preparation in conformity with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The Committee monitored the activities carried out by Internal and Independent Auditors, whether by means of periodic meetings, or review of reports issued. Accordingly, the Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2018.

6.      INTERNAL AUDIT’S STRUCTURE ADEQUACY AND BUDGET

The Audit Committee assessed the structure and budget of the Internal Audit, which were considered sufficient the performance of its activities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

7.        EVALUATION AND QUALITY OF FINANCIAL STATEMENTS

Management is liable for defining and implementing the information systems which produce SABESP’s financial statements, in compliance with the Brazilian corporation law, the accounting practices, the standards issued by the Brazilian Securities Exchange Commission (CVM) and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board (IASB), and as listed at the New York Stock Exchange (NYSE), the compliance with the standards issued by the U.S. Securities and Exchange Commission - SEC and the Sarbanes-Oxley Act.

The Committee held meetings in several occasions with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2018.

Finally, it discussed with independent auditors the results of works and their conclusions on the auditing of referred financial statements, whose report is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as included recommendations and other notes to internal controls and presentation of the financial statements.

The Committee verified that the financial statements are appropriate in relation to the accounting practices and the Brazilian Corporation laws, as well as in relation to the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board (IASB) and the standards issued by SEC and the Sarbanes-Oxley Act.

8.      CONCLUSIONS AND RECOMMENDATIONS

During conduction of works, the Committee did not identify any situation that could affect the objectivity and independence of KPMG in relation to SABESP. Therefore, pursuant to the Audit Committee’s charter, the Committee informs the Board of Directors and that it is not aware of any type of relationship between KPMG and SABESP that may have affected its independence when executing the independent auditing of the financial statements for the fiscal year ended December 31, 2018.

No relevant divergences between SABESP’s Management, the Independent Registered Public Accounting Firm, KPMG and the Audit Committee itself have been identified in relation to the financial statements for the fiscal year ended December 31, 2018.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The Committee’s opinions and judgments rely on information provided by SABESP, particularly from Management, the Accounting and Legal Superintendence, Internal Audit, Risk and Compliance Management and other oversight boards, besides its Independent Registered Public Accounting Firm. In this regard, the Committee considers that all relevant issues it took cognizance were fairly reported in the Financial Statements for the year ended December 31, 2018 accompanied by the Independent Auditor’s Report with unqualified opinion. As a result, the Audit Committee advises the Board of Directors to approve referred audited financial statements.

São Paulo, March 28, 2019.

Ernesto Rubens Gelbcke Coordinator and Financial Expert	Lucas Navarro Prado Member	Luís Eduardo A. de Assis Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 23, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.